
11008539

people, profitability, planet


unfi
DRIVEN BY NATURE



A letter from the CEO

To our associates, our shareholders, our customers and our suppliers.

Fiscal 2011 was another solid year for UNFI, highlighted by strong financial results, new customer relationships and our relentless drive towards profitable growth, operational excellence and efficiency improvements. Our focus enabled us to increase our market share and achieve record levels of revenue and net income. Additionally, by leveraging strong demand within the organic, natural and specialty industry, we delivered unsurpassed quality, service and value to all of our customer channels. Our fiscal 2011 results demonstrate UNFI's continued commitment to delivering excellence to all of our strategic constituents by maximizing shareholder returns while remaining true to our core beliefs in sustainability and integrity.

Sales for fiscal 2011 increased to a record $4.5 billion, representing more than 20% year-over-year growth. This is even more impressive considering sales have increased 35%, from $3.4 billion since fiscal 2008, despite a challenging economic environment. Over the last twelve months, revenues remained strong across all of our channels, reflecting the addition of several new customers, expansion of existing relationships, and the June 2010 acquisition of our Canadian distribution business.

During October 2010, we increased our shares outstanding by approximately 4.43 million shares through the completion of a secondary stock offering. We utilized the net proceeds of approximately $138.8 million to repay a portion of our outstanding borrowings under our revolving credit facility.

While remaining focused on providing a solid foundation for UNFI's continued growth and long-term success, fiscal 2011 was also a transitional year for the Company. We incurred capital expenditures related to the opening of a new distribution facility in Lancaster, Texas and, under our commitment to operational excellence as one company, continued to strategically invest in warehouse management and supply chain technologies. Towards this end, we implemented a national labor management system throughout our U.S. broadline distribution centers and completed our first facility in our multi-year strategy of migrating to a national supply chain system. We are also in the process of divesting our conventional non-foods and general merchandise lines of business, which we expect to be completed in early fiscal 2012.

As a result of these initiatives, our fiscal 2011 profitability was influenced by restructuring charges, costs associated with on-boarding new customers, Texas facility start-up costs, and incremental freight costs. Despite these forces, we reported fiscal 2011 earnings of $1.60 per diluted share compared with $1.57 per diluted share in fiscal 2010. Adjusting for the restructuring charges, UNFI's fiscal 2011 operating income increased 18.3% year-over-year to 3.0% of sales and our adjusted diluted earnings per share increased 7% to $1.68, highlighting the effectiveness of our strategies.

Leveraging Product Depth and Industry Expertise to Build Market Share

UNFI's solid financial results demonstrate the strength of our industry and increasing consumer demand for UNFI's unique mix of organic, natural and specialty products. Our company performed well across our primary distribution regions with strong growth in our Albert's Organics, UNFI Canada, and Blue Marble Brands divisions.

Further, by leveraging our complete mix of specialty products throughout North America and expertise in the organic channel, we continued to expand existing relationships and entered into several new customer contracts. Overall, in fiscal years 2010 and 2011, UNFI was awarded new business with annualized sales exceeding $350 million.

Our June 2010 acquisition of UNFI Canada was an integral part of our recent success. During the 2011 fiscal fourth quarter, we lapped our acquisition of UNFI Canada, which achieved record sales of over $200 million last year on the strength of our Canadian associates. We are pleased with what we have achieved from this strategic transaction and continue to be optimistic about other opportunities within Canada.

Capital Investments = Improved Operating Efficiency

In fiscal 2011, we made significant progress towards enhancing operational efficiencies by implementing several initiatives to reduce operating expenses and offset compression of our gross margin. This was most evident in our fiscal fourth quarter results, where we saw gross margin increase 43 basis points sequentially versus the fiscal third quarter this past year.

For the year, excluding restructuring charges, expenses were 28 basis points lower than the prior fiscal year and totaled 15.2% of sales. This is a substantial achievement considering our investments in the start up of our facility in Lancaster, Texas and the continued implementation of warehouse and supply chain technology throughout our distribution infrastructure. These are all part of our efforts over the past several fiscal years to complete the build-out of our national infrastructure; aimed at driving strong service and productivity improvements.

This year, Lancaster became the first facility to feature UNFI's new warehouse management system, serving as the first step in our multi-year strategy of migrating to a national supply chain system.

Operationally, one of our primary near-term objectives is to bring down operating costs associated with new customers' onboarding at a rate that exceeds the decline in our gross margin. This is a short-term phenomenon which will, over time, be compensated by operational productivity improvements.

Looking ahead, we remain committed to implementing a national approach to our organizational structure which is expected to drive efficiencies throughout UNFI's distribution network and streamline operating costs. These distribution and infrastructure improvements will ultimately position us for increased gross margins while allowing UNFI to pursue additional customer opportunities that are nationwide in scope.

Corporate Sustainability and Philanthropy

"Actions speak louder than words." From utilizing hydrogen fuel cell technology to power 65 lift trucks in Sarasota, Florida, testing natural gas tractors at our Moreno Valley, California facility, and deploying solar arrays in several of our facilities, UNFI continues to embrace a culture of sustainability and philanthropy in every aspect of our business.

As part of this commitment, we have focused on implementing sustainable design into our distribution facilities. A year ago, we celebrated the opening of our fourth LEED® (Leadership in Energy and Environmental Design) certified facility in Lancaster, Texas. Our goal was to provide enhanced service levels in the southwest while reducing the number of miles driven by our fleet of trucks, thereby reducing our net CO_2 emissions.

In recognition of our efforts to reduce fleet emissions, UNFI was a proud recipient of the first "Running Green" Roadie Award from UPS®. This award recognizes an organization's commitment to environmentally sustainable practices and reduction of their ecological footprint. By strategically evaluating our transportation networks, we developed shipping routes that eliminated 2.6 million driving miles annually; decreasing fuel consumption and emissions substantially while increasing timely deliveries.

Philanthropy is also a critical part of UNFI's culture. Our organization has partnered with national charities to combat hunger in our local communities, supported humanitarian causes in the Dominican Republic and India and has provided assistance to disaster relief initiatives around the world.

As we enter fiscal 2012, UNFI remains committed to sustainability in all of its forms; and we are often surprised by the ingenuity of UNFI associates who have embraced our culture in new and unexpected ways. For a complete update on our achievements, we published our second annual CSR report earlier this year, which is available at www.unfi.com.

Fiscal 2012 and Beyond

With an exceptional year now behind us, we are proud of what UNFI accomplished and look forward to maintaining this momentum into fiscal 2012. Our new customer pipeline remains strong and we are moving aggressively towards increasing market share in new categories of products targeted at the perimeter of our customers' stores. In fiscal 2012, we will continue to onboard previously announced new customers and will complete the divestiture of our conventional non-foods and general merchandise business.

Operationally, during the next year, we expect the majority of our capital expenditures will be related to the continued implementation of UNFI's national supply chain initiative. We are also implementing strategic facility expansion projects in our facilities in Lancaster, Texas; Denver, Colorado; Rocklin, California; Québec, Canada and Toronto, Canada. These infrastructure enhancements will continue to give UNFI significant advantages over smaller or regional distributors, while continuing to drive efficiencies in product and distribution costs.

All of our achievements during fiscal 2011, and beyond, are made possible by the persistent dedication of approximately 7,000 UNFI associates servicing our customers' needs and further strengthening our position as the nation's leading distributor of natural, organic and specialty products. We appreciate all of their efforts in making this success possible.

We are excited about what lies ahead for UNFI. As more and more consumers try the products we distribute, we are convinced that they will "cross-over" to organic, which will continue to push demand for our organic product offerings. As UNFI continues to drive shareholder returns, while expanding our commitment to people and our planet, our Company will continue to thrive.

Sincerely,

Steven L. Spinner
President and Chief Executive Officer

"All of our achievements during fiscal 2011, and beyond, are made possible by the persistent dedication of approximately 7,000 UNFI Associates servicing our customers' needs"

People

Corporate Volunteer Program
In Fiscal 2011 UNFI introduced our Corporate Volunteer Program. Strengthening our commitment to give back to the communities in which we operate, our facilities participated in two company wide volunteer days.

Coastal Cleanup Project
In September 2010, UNFI associates across the country took part in the International Coastal Cleanup Project. Eighteen UNFI facilities sent out a total of 159 volunteers to clean watershed areas and made a huge impact on their local environments.

Spring Volunteer Projects
In the spring of 2011 UNFI associates focused on community rebuilding as their second volunteer project:

Greenwood, Indiana
Associates worked in partnership with the local Home Depot® to transform Hickory Creek, a senior citizen place of residence. Braving the 99 degree heat they painted, planted, mulched and built a gazebo, fountain and a wheel-chair accessible raised vegetable garden bed.

Rocklin, California
Rocklin partnered with the Dry Creek Conservancy and participated in a maintenance and clean-up project in a local park. Twenty Five associates worked eight hours on various projects at the park, including planting native acorns, spreading bark, removing invasive plant species in several areas, and painting the preschool building.

Ridgefield, Washington
Ridgefield associates volunteered their time at the Ridgefield Wildlife Refuge to help remove an invasive plant known as Scotch Broom from the area. If not removed, this invasive plant takes over areas that birds use for grazing during their migration periods.

Habitat For Humanity
In June of 2011, UNFI facilities all across the country participated in community volunteer projects through Habitat For Humanity. Associates learned how to build scaffolds, hang sheetrock, install soffits and build front and back porches on the homes.

All of our associates had a great experience with their volunteer projects, and are excited to participate again next year!


5 in five
GHG REDUCTION GOAL



Planet

Carbon Footprint Reduction

UNFI is focused on understanding and reducing the carbon footprint of our organization. Our baseline emissions were calculated in 2009 in partnership with the EPA's Climate Change Leaders program. UNFI has pledged a 5% reduction of our greenhouse gas emissions by 2014. We expect to achieve this through:

- REC credit purchases
- Renewable Energy Investments
- Fuel consumption reduction
- Electricity savings programs
- Associate engagement

Profitability

UNFI continues to improve the efficiency of it's distribution network. With the roll-out of the national supply chain warehouse management system, combined with the national approach to organizational structure, UNFI continues to drive efficiencies in product and distribution costs.

Continued growth and build-out of nationwide network has created:

- Supply chain opportunities
- Warehouse distribution efficiencies
- Increasing operating efficiency with capital investment and infrastructure improvements
- Largest freezer/cooler capacity in the industry
- Optimization of customer distribution routes
- Centralization of G&A functions
- Transportation cost efficiency
- "National" customer opportunities

Attractive Market Fundamentals — Large, Growing and Fragmented

- Rapidly growing natural, organic and specialty products driven by demand for a healthy lifestyle, food safety and the consumer's environmental awareness
- Specialty foods account for 13.1% of all food sales
- 7.0% growth rate in natural products and 11.4% growth rate in specialty products with marginal growth for overall grocery industry
- Only one national competitor ~1/2 the size of UNFI
- Highly fragmented competitive environment — 200+ local and regional competitors across the U.S.

Financial Highlights

- Fiscal 2011 sales growth of 20.6%
- Fiscal 2011 comparable sales growth of 12.5%
- Fiscal 2011 operating income growth of 12.9%
- Awarded new business with annualized sales in excess of $350 million during Fiscal 2010 and 2011
- Acquired Whole Foods Markets®' remaining two non-perishable distribution assets
- Announced divestiture of conventional non-foods and general merchandise lines of business



Organic Smooth Move
PMS Tea


RECYCLED
Paper made from recycled material
FSC® C002933
FSC
www.fsc.org

Printed FSC on recycled paper

History of Sustained Growth


Net Sales
$5,000
$4,000
$3,000
$2,000
'07-'11 CAGR 13.2%
$2,754
$3,366
$3,455
$3,757
$4,530
FY07
FY08
FY09
FY10
FY11
Growth
13.2%
22.2%
2.6%
8.7%
20.6%
Operating Income
$150
$125
$100
$75
'07-'11 CAGR 10.2%
$93
$92
$110
$115
$130
FY07
FY08
FY09
FY10
FY11
Growth
17.0%
(1.1%)
18.9%
4.5%
12.9%

Note: All amounts are presented on a GAAP basis. Dollars in millions.

Directors, Executives and Leadership Team

Executive Officers

Steven L. Spinner
President and Chief Executive Officer

Eric A. Dorne
Senior Vice President, Chief Information Officer

Thomas A. Dziki
Senior Vice President, Chief Human Resource and Sustainability Officer

Sean F. Griffin
Senior Vice President, National Distribution

Thomas J. Grillea
President of Woodstock Farms Manufacturing, Earth Origins Market and Select Nutrition Distributors

Kurt M. Luttecke
President of the Western Region

David A. Matthews
President of UNFI International

Mark E. Shamber
Senior Vice President, Chief Financial Officer and Treasurer

Craig H. Smith
President of the Eastern Region

Joseph J. Traficanti
Senior Vice President, General Counsel, Chief Compliance Officer

Board of Directors

Michael S. Funk
Chairman of the Board

Gordon D. Barker
Vice Chair of the Board and Lead Independent Director

Steven L. Spinner
President, Chief Executive Officer

Mary Elizabeth Burton
Director

Joseph M. Cianciolo
Director

Gail A. Graham
Director

James P. Heffernan
Director

Peter A. Roy
Director

Leadership Team

Christopher Testa
President of Blue Marble Brands


unfi
DRIVEN BY NATURE®

Investor Relations

Joseph Calabrese
Financial Relations Board
(212) 445-8434

Mark E. Shamber
Chief Financial Officer
United Natural Foods, Inc.
(401) 528-8634

Transfer Agent

Continental Stock Transfer & Trust Company
17 Battery Place South
8th Floor
New York, NY 10004

General Counsel

Joseph J. Traficanti
United Natural Foods, Inc.
(401) 528-8634

SEC Counsel

Bass, Berry & Sims PLC
150 Third Avenue South
Suite 2800
Nashville, TN 37201

Independent Registered Public Accounting Firm

KPMG LLP
100 Westminster Street
6th Floor, Suite A
Providence, RI 02903

Stockholder Information

Form 10-K/Investor Contact

A copy of United Natural Foods' Form 10-K, as filed with the Securities and Exchange Commission (but excluding exhibits) is available without charge to stockholders upon written request. These requests, and other investor inquiries, should be directed to Carrie Walker, Corporate Assistant Secretary, at the Company's corporate address. Exhibits will be provided upon written request to Ms. Walker and payment of an appropriate processing fee.

Annual Meeting

The annual meeting of stockholders of United Natural Foods, Inc. will be held on Tuesday, December 13, 2011 at 4:00 p.m. eastern standard time on the internet through a virtual web conference at **www.virtualshareholdermeeting/unfi2011** Stockholders of record as of October 18, 2011 will be entitled to vote at this meeting.


unfi
DRIVEN BY NAT

www.unfi.com


unfi
DRIVEN BY NATURE

UNITED NATURAL FOODS, INC.

**NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON DECEMBER 13, 2011**

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of United Natural Foods, Inc., which will be held on Tuesday, December 13, 2011 at 4:00 p.m. eastern standard time on the Internet through a virtual web conference at *www.virtualshareholdermeeting.com/unfi2011*, and any adjournments or postponements of the annual meeting.

We are holding the annual meeting for the following purposes:

1. To elect three nominees as directors to serve until the 2014 annual meeting of stockholders.
2. To ratify the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending July 28, 2012.
3. To conduct an advisory vote on executive compensation.
4. To conduct an advisory vote on the frequency of advisory votes on executive compensation.
5. To consider a stockholder proposal if properly presented at the annual meeting.
6. To transact such other business as may properly come before the annual meeting or any adjournments or postponements of the annual meeting.

These matters are more fully described in the accompanying proxy statement, which is made a part of this notice. We are not aware of any other business to be transacted at the annual meeting.

Only stockholders of record on our books at the close of business on Tuesday, October 18, 2011 will be entitled to vote at the annual meeting and any adjournments or postponements of the annual meeting. For 10 days prior to the annual meeting, a list of stockholders entitled to vote will be available for inspection at our principal executive offices located at 313 Iron Horse Way, Providence, RI 02908. If you would like to view the stockholder list, please call our Investor Relations Department at (401) 528-8634 to schedule an appointment. The stockholder list will also be available on the Internet through the virtual web conference during the meeting.

In accordance with rules approved by the Securities and Exchange Commission, this year we are again furnishing proxy materials to our stockholders over the Internet. On or about November 2, 2011, we mailed to all stockholders of record as of the close of business on October 18, 2011 a notice containing instructions on how to access our Annual Report to Stockholders, which contains our audited consolidated financial statements for the fiscal year ended July 30, 2011, our proxy statement, proxy card and other items of interest to stockholders on the Internet website indicated in our notice, as well as instructions on how to vote. The November 2nd notice also provides instructions on how you can request a paper copy of our proxy materials and Annual Report to Stockholders if you desire.

You may vote your shares via the Internet, by telephone or by completing, dating, signing and promptly returning your proxy card to us in the envelope provided, if you received a paper copy of the proxy card by mail. The proxy materials provide you with details on how to vote by these three methods. **We encourage you to vote in the method that suits you best so that your shares will be voted at the annual meeting.** If you decide to attend the virtual annual meeting through the Internet, you may revoke your proxy and cast your vote electronically over the Internet during the meeting.

By Order of the Board of Directors,

Michael S. Funk,
Chair of the Board

November 2, 2011

PLEASE VOTE. STOCKHOLDERS MAY VOTE BY THE INTERNET, TELEPHONE OR MAIL. PLEASE REFER TO YOUR PROXY CARD OR THE NOTICE OF PROXY AVAILABILITY DISTRIBUTED TO YOU ON NOVEMBER 2, 2011 FOR INFORMATION ON HOW TO VOTE BY THE INTERNET, TELEPHONE OR MAIL.

TABLE OF CONTENTS

UNITED NATURAL FOODS, INC.
313 Iron Horse Way
Providence, Rhode Island 02908

PROXY STATEMENT

For the Annual Meeting of Stockholders To Be Held On December 13, 2011

This proxy statement is being furnished in connection with the solicitation of proxies by the Board of Directors of United Natural Foods, Inc., for use at the Annual Meeting of Stockholders to be held on Tuesday, December 13, 2011 at 4:00 p.m. eastern standard time on the Internet through a virtual web conference at *www.virtualshareholdermeeting.com/unfi2011*, and any adjournments or postponements of the annual meeting. The Board of Directors (which we sometimes refer to as the Board in this proxy statement) is soliciting proxies for the purposes set forth in the accompanying *Notice of Annual Meeting of Stockholders*. We will bear the cost of soliciting the proxies.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on December 13, 2011:

As outlined on the notice we mailed to you on November 2, 2011 (the "*Notice of Proxy Availability*"), the proxy statement, proxy card and Annual Report to Stockholders for the fiscal year ended July 30, 2011 are available on the Internet at *http://www.proxyvote.com*.

INFORMATION ABOUT THE MEETING

Record Date and Share Ownership

Only stockholders of record on our books at the close of business on Monday, October 18, 2011 (the "*Record Date*") will be entitled to vote at the annual meeting and any adjournments or postponements of the annual meeting. As of the close of business on October 18, 2011, we had 48,743,131 shares of common stock outstanding. Each share of common stock entitles the record holder to one vote on each matter to be voted upon at the annual meeting. Copies of the Notice of Annual Meeting of Stockholders, this proxy statement, the proxy card and our Annual Report to Stockholders for the fiscal year ended July 30, 2011, are being first made available to stockholders of record on or about November 2, 2011. The Board is making these materials available to you on the Internet or, upon your request, is delivering printed versions of these materials to you without charge by mail. On or about November 2, 2011, we mailed to all stockholders of record as of the Record Date the Notice of Proxy Availability, which contains instructions on how to access these materials and vote.

We will, upon written request of any stockholder, furnish without charge a copy of our Annual Report on Form 10-K for the fiscal year ended July 30, 2011, as filed with the Securities and Exchange Commission (the "*SEC*"), without exhibits. Please address all such requests to the attention of Carrie Walker, Corporate Assistant Secretary, United Natural Foods, Inc., 313 Iron Horse Way, Providence, Rhode Island 02908. Exhibits will be provided upon written request to Ms. Walker and payment of an appropriate processing fee.

Submitting and Revoking Your Proxy

If you complete and submit a proxy, the persons named as proxies will vote the shares represented by your proxy in accordance with your instructions. If you submit a proxy but do not complete the voting instructions, the persons named as proxies will vote the shares represented by your proxy as follows:

- **FOR** the election of Michael S. Funk, James P. Heffernan and Steven L. Spinner as directors to serve until our 2014 annual meeting of stockholders (Proposal 1);
- **FOR** the ratification of the selection of KPMG LLP as our independent registered public accounting firm for fiscal 2012 (Proposal 2);
- **FOR** the advisory vote on executive compensation (Proposal 3);
- For the frequency of every **ONE YEAR** for the advisory vote on the frequency of advisory votes on executive compensation (Proposal 4); and
- **AGAINST** the stockholder proposal (Proposal 5).

If other matters come before the annual meeting, the persons named as proxies will vote on such matters in accordance with their best judgment. We have not received notice of other matters that may properly be presented at the annual meeting.

You may revoke or revise your proxy at any time before it is exercised by (1) delivering to us a signed proxy card with a date later than your previously delivered proxy, (2) voting via the Internet while attending the virtual annual meeting, (3) granting a subsequent proxy through the Internet or telephone, or (4) sending a written revocation to our corporate secretary at 313 Iron Horse Way, Providence, Rhode Island 02908. Attendance at the virtual annual meeting through the Internet will not itself be deemed to revoke your proxy unless you vote via the Internet while attending the virtual annual meeting. Your most current proxy card or telephone or Internet proxy is the one that is counted.

If you hold shares of common stock in a stock brokerage account or through a bank or other nominee, you are considered to be the beneficial owner of shares held in "*street name*" and these proxy materials are being forwarded to you by your broker, bank or nominee. You may not vote directly any shares held in street name; however, as the beneficial owner of the shares, you have the right to direct your broker, bank or nominee on how to vote your shares. If you do not provide your broker, bank or nominee instructions on how to vote your shares on non-discretionary items, a "broker non-vote" will occur. Proposal 1 (election of three nominees as directors), Proposal 3 (advisory vote on executive compensation), Proposal 4 (advisory vote on the frequency of advisory votes on executive compensation), and Proposal 5 (the stockholder proposal) are non-discretionary items for which your broker, bank or nominee will not be able to vote your shares without your instructions. Proposal 2 (ratification of the selection of KPMG LLP) is a discretionary item, and your broker, bank or nominee may vote your shares in their discretion even without voting instructions from you. Accordingly, it is possible for there to be broker non-votes for Proposals 1 and 3 through 5, but not for Proposal 2. In the case of a broker non-vote, your shares would be included in the number of shares considered present at the meeting for the purpose of determining whether there is a quorum. A broker non-vote, being shares not entitled to vote, would not have any effect on the outcome of the vote on Proposal 1 or Proposals 3 through 5.

If you participate in our Employee Stock Ownership Plan (the "*ESOP*"), you will receive a separate voting instructions card which will serve as a voting instruction for Mr. Robert Huckins, the trustee of the ESOP. If Mr. Huckins does not receive voting instructions for your ESOP shares, he will vote your ESOP shares in the same proportion as other ESOP participants' shares for which voting instructions have been received. Mr. Huckins will vote unallocated shares of common stock in the ESOP in the same proportion as participants have directed the trustee to vote their allocated shares of common stock.

If you participate in the United Natural Foods, Inc. Stock Fund (the "*Stock Fund*") through the United Natural Foods, Inc. Retirement Plan (the "*401(k) Plan*"), you will receive a separate voting instructions card which will serve as a voting instruction for Fidelity Management Trust Company ("*Fidelity*"), the trustee of the plan. If Fidelity does not receive voting instructions for your shares, it will vote your shares in the same proportion as other plan participants' shares for which voting instructions have been received.

In addition to solicitations by mail and the Internet, our directors, officers and employees may, without additional remuneration, solicit proxies by telephone, facsimile and personal interviews. We will request brokerage houses, banks, and nominees to forward copies of the proxy materials to those persons for whom they hold shares and request instructions for voting the proxies. We will reimburse such brokerage houses, banks and other nominees for their reasonable expenses in connection with this distribution.

How to Vote

For Proposal 1 (election of three nominees as directors), you may vote "FOR" or "AGAINST" each of the nominees to the Board. You may also abstain from voting "FOR" or "AGAINST" any nominee. For Proposal 4 (advisory vote on the frequency of advisory votes on executive compensation), you may vote for every "ONE YEAR", "TWO YEARS", or "THREE YEARS", or abstain from voting. For Proposal 2 (ratification of the selection of KPMG LLP), Proposal 3 (advisory vote on executive compensation) and Proposal 5 (the stockholder proposal), you may vote "FOR" or "AGAINST" or abstain from voting.

Stockholders of Record: If you are a stockholder of record, there are three ways to vote:

- by completing, signing, dating and returning your proxy card by mail, if you request a paper copy of the proxy materials;
- by making a toll-free telephone call within the United States or Canada using a touch-tone telephone to the toll-free number provided on your Notice of Proxy Availability; or
- by voting on the Internet. To vote on the Internet, go to the website address indicated on your Notice of Proxy Availability to complete an electronic proxy card. You will be asked to provide the control number from the Notice of Proxy Availability. You may also vote on the Internet while attending the meeting virtually through the Internet.

If you plan to vote by telephone or Internet in advance of the meeting, your vote must be received by 7:00 p.m., eastern standard time, on December 12, 2011 to be counted. Internet voting during the annual meeting is also permissible through the virtual web meeting hosted at *www.virtualshareholdermeeting.com/unfi2011*.

Street Name Holders: If you hold your shares in street name, the Notice of Proxy Availability was forwarded to you by your brokerage firm, bank or other nominee and you should follow the voting instructions provided by your broker, bank or nominee. You may complete and return a voting instruction card to your broker, bank or nominee. Please check your Notice of Proxy Availability for more information. If you hold your shares in street name and wish to vote at the annual meeting, you must have your 12 digit control number from your Notice of Proxy Availability.

Holders Through the ESOP: If you hold your shares through the ESOP, a voting instructions card was forwarded to you, which will serve as a voting instruction for Mr. Robert Huckins, the trustee of the ESOP. You must submit your voting instructions to Mr. Huckins by the close of business on December 8, 2011 to allow him time to receive your voting instructions. If Mr. Huckins does not receive voting instructions for your ESOP shares, he will vote your ESOP shares in the same proportion as other ESOP participants' shares for which voting instructions have been received.

Holders Through the 401(k) Plan: If you hold your shares through the 401(k) Plan's Stock Fund, you will receive a separate voting instructions card which will serve as a voting instruction for Fidelity, the trustee of the 401(k) Plan. You must submit your voting instructions to Fidelity by 5:00 p.m. eastern standard time on December 8, 2011 to allow it time to receive your voting instructions. If Fidelity does not receive voting instructions for your shares, it will vote your shares in the same proportion as other plan participants' shares for which voting instructions have been received.

We provide Internet proxy voting to allow you to vote your shares online both before and during the meeting, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

Quorum

Presence by attendance through the virtual meeting or by proxy of a majority of the shares of common stock outstanding at the close of business on the Record Date and entitled to vote at the annual meeting will be required for a quorum. Shares of common stock present by attendance through the virtual meeting or represented by proxy (including shares that abstain or do not vote with respect to one or more of the matters presented for stockholder approval) will be counted for purposes of determining whether a quorum exists at the annual meeting.

Votes Required

Proposal 1 (election of three nominees as directors) is an uncontested director election. In uncontested elections, our Bylaws require that each nominee be elected by a majority of votes cast with respect to such nominee. Therefore, a director will be elected if the number of shares voted "FOR" the director exceed the number of shares voted "AGAINST" the director. Since each nominee is already a director, our Bylaws require any nominee who does not receive the affirmative vote of at least a majority of the votes cast to offer to tender his or her resignation to the Board. The Nominating and Governance Committee will make a recommendation to the Board on whether to accept or reject the director's resignation, or whether other action should be taken. The Board will act on such recommendation within 90 days from the date of the certification of the election results. Abstentions and broker non-votes will have no effect on these items because they are not considered votes cast.

For Proposal 4 (advisory vote on the frequency of advisory votes on executive compensation) the option of every one year, two years, or three years that receives the highest number of votes cast by stockholders will be considered by the Board as the stockholders' recommendation as to the frequency of future advisory votes on executive compensation. Abstentions and broker non-votes will have no effect on these items because they are not considered votes cast.

For Proposal 2 (ratification of the selection of KPMG LLP), Proposal 3 (advisory vote on executive compensation) and Proposal 5 (the stockholder proposal), the affirmative vote of a majority of votes cast on the proposal is necessary for approval. Abstentions and broker non-votes will have no effect on the results of Proposal 2, Proposal 3 or Proposal 5 because they are not considered votes cast.

Attending the Annual Meeting

We will be hosting the 2011 Annual Meeting of Stockholders live via the Internet. A summary of the information you need to attend the annual meeting online is provided below:

- Any stockholder can attend the annual meeting live via the Internet at *www.virtualshareholdermeeting.com/unfi2011*
- Webcast starts at 4:00 p.m. eastern standard time

- Please have your 12-digit control number to enter the annual meeting
- Stockholders may vote and submit questions while attending the annual meeting on the Internet
- Instructions on how to attend and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at *www.virtualshareholdermeeting/unfi2011*
- Webcast replay of the annual meeting will be available at *www.virtualshareholdermeeting/unfi2011* until December 13, 2012.

Householding

We have adopted a procedure for stockholders whose shares are held in street name called "*householding,*" pursuant to which stockholders of record who have the same address and the same last name will receive only one Notice of Proxy Availability each and, as applicable, one set of any additional proxy materials that are delivered, unless one or more of these stockholders notifies us that they wish to continue receiving multiple copies. This procedure provides extra convenience for stockholders and a cost savings for us. Currently, we are not providing householding to stockholders whose shares are registered in their name.

If at any time you no longer wish to participate in householding and would prefer to receive a separate Notice of Proxy Availability and, as applicable, any additional proxy materials that are delivered, or if your shares are held in street name and you are receiving multiple copies of our Notice of Proxy Availability and, as applicable, any additional proxy materials that are delivered and wish to receive only one, please notify your bank, broker, trust or other holder of record. For more information, please contact our corporate secretary at 313 Iron Horse Way, Providence, Rhode Island 02908.

Stockholders who participate in householding will continue to receive separate control numbers for use in voting their shares, and, if requested, separate proxy cards.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

This table includes information regarding the amount of our common stock beneficially owned as of October 18, 2011 by (i) each of our directors, (ii) each of our executive officers named in the *EXECUTIVE COMPENSATION TABLES—Summary Compensation Table—Fiscal Years 2009-2011*, (iii) all of our directors and current executive officers as a group, (iv) our Employee Stock Ownership Trust ("*ESOT*"), and (v) each person or entity known to us to own more than 5% of our outstanding common stock.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)(3)	Percentage Ownership
Directors and Named Executive Officers:		
Michael S. Funk	100,398	**
Gordon D. Barker	33,233	**
Steven L. Spinner(4)	106,090	**
Mary Elizabeth Burton	5,098	**
Joseph M. Cianciolo(5)	36,359	**
Gail A. Graham	22,414	**
James P. Heffernan	64,733	**
Peter A. Roy	41,247	**
Sean F. Griffin	7,090	**
David A. Matthews	9,660	**
Mark E. Shamber	74,990	**
Joseph J. Traficanti	11,443	**
All directors and executive officers, as a group (18 persons)	597,544	1.2%
Other Stockholders:		
Employee Stock Ownership Trust(6)	2,160,558	4.4%
FMR, LLC(7)	5,703,342	11.7%
BlackRock, Inc.(8)	3,452,572	7.1%

** Less than 1%

(1) The address for each listed director and executive officer is c/o United Natural Foods, Inc., 313 Iron Horse Way, Providence, Rhode Island 02908. The address for the ESOT is c/o Robert G. Huckins, Trustee, 19404 Camino Del Aguila, Escondido, California 92025. The address for FMR, LLC is 82 Devonshire Street, Boston, Massachusetts 02109. The address for BlackRock, Inc. is 40 East 52nd Street, New York, New York, 10022.

(2) The number of shares of common stock beneficially owned by each stockholder is determined under SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power and also any shares which a person has the right to acquire within 60 days after October 18, 2011 through the vesting and/or exercise of any equity award or other right. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of common stock listed as owned by such person.

(3) The shares of common stock shown in the table include the following numbers of shares that are issuable upon the exercise of stock options: Mr. Funk—55,208; Mr. Barker—8,073; Mr. Spinner—4,440; Ms. Burton—1,773; Mr. Cianciolo—16,403; Ms. Graham—5,320; Mr. Heffernan—49,703;

Mr. Roy—15,083; Mr. Griffin—3,507; Mr. Matthews—4,850; Mr. Shamber—43,946; Mr. Traficanti—6,685; all directors and executive officers as a group—245,325.

The shares of common stock shown in the table include the following numbers of shares issuable pursuant to restricted stock units: Mr. Funk—4,500; Mr. Shamber—1,800; all directors and executive officers as a group—10,748.

The shares of common stock shown in the table include the following numbers of shares issuable pursuant to performance stock awards: Mr. Spinner—25,000; all directors and executive officers as a group—25,000.

The shares of common stock shown in the table include the following numbers of shares that are issuable pursuant to phantom stock in the Company's Deferred Compensation and Deferred Stock Plans (the "*Deferral Plans*"): Mr. Barker—25,160; Mr. Spinner—4,062; Mr. Cianciolo—17,956; Ms. Graham—6,384; Mr. Heffernan—15,030; Mr. Shamber—10,732; Mr. Traficanti—2,415; all directors and executive officers as a group—108,616.

The shares of common stock shown in the table include the following numbers of shares held in trust by the ESOT and allocated to the individuals under the ESOP: Mr. Funk—1,747; Mr. Spinner—466; Mr. Griffin—132; Mr. Matthews—208; Mr. Shamber—2,210; Mr. Traficanti—208; all directors and executive officers as a group—9,120.

The shares of common stock shown in the table include the following numbers of shares that are allocated to the individual's account under our 401(k) Plan's Stock Fund: Mr. Griffin—319; Mr. Matthews—107; Mr. Shamber—1,652; Mr. Traficanti—181; all directors and executive officers as a group—2,406.

(4) Includes 5,260 shares of common stock held by, or by a custodian for, his minor children.

(5) Includes 2,000 shares of common stock held for the benefit of Mr. Cianciolo in an individual retirement account.

(6) The ESOT disclaims beneficial ownership of allocated shares of common stock in the ESOP to the extent that the beneficial ownership of such shares is attributable to participants in the ESOP.

(7) Beneficial ownership information based on information contained in a Schedule 13G/A filed with the SEC on February 14, 2011 by FMR, LLC. In its role as an investment adviser to various investment companies, FMR, LLC has the sole voting power with respect to 12,100 shares and the sole dispositive power with respect to 5,703,342 shares.

(8) Beneficial ownership information based on information contained in a Schedule 13G/A filed with the SEC on February 9, 2011 by BlackRock, Inc.

CORPORATE GOVERNANCE

Summary

We are committed to maintaining strong corporate governance practices and principles. The Board actively monitors developments relating to the corporate governance of public corporations, and the Board has consulted with our legal counsel and independent registered public accounting firm to evaluate our current corporate governance and other practices in light of these developments. Our policies and practices reflect corporate governance best practices and are compliant with the requirements of the Sarbanes-Oxley Act of 2002, SEC rules and regulations and the listing standards of the NASDAQ Stock Market ("*NASDAQ*"). For example:

- The Board has adopted clear corporate governance principles, which were most recently revised in September 2011, that outline the roles and responsibilities of the Board and its committees and establish policies regarding governance matters such as Board meetings and communications, performance evaluations of the Board and our Chief Executive Officer, stock ownership guidelines, and director orientation and continuing education;
- A majority of the members of the Board are independent within the NASDAQ listing standards' definition, and the Board makes an affirmative determination regarding the independence of each director annually;
- All members of the Board's standing committees—the Audit Committee, the Compensation Committee and the Nominating and Governance Committee—are independent within the NASDAQ listing standards' definition;
- The independent members of the Board meet regularly without the presence of management;
- We have designated an independent director to serve as our "Vice Chair and Lead Independent Director" to coordinate the activities of the other independent members of the Board;
- We have a clear code of business conduct and ethics that applies to our principal executive officers and all members of our finance department, including our principal financial officer and principal accounting officer;
- The charters of the Board's committees clearly establish their respective roles and responsibilities; and
- The Audit Committee has procedures in place for the anonymous submission of employee complaints on accounting, internal controls or auditing matters.

In addition, our corporate governance principles limit our independent directors to serving on no more than a total of four public company boards and limit our executive officers to serving on no more than a total of two public company boards, in each case, including our Board. Directors and executive officers must notify the Nominating and Governance Committee in advance of accepting an invitation to serve on another corporate board. Directors are also required to notify the Nominating and Governance Committee when their principal occupation or business association changes, at which point the committee will evaluate the propriety of continued Board service.

As discussed under *PROPOSAL 1—ELECTION OF DIRECTORS—Majority Vote Standard for Election of Directors*, in September 2007, we amended our Bylaws to provide for a majority voting standard for uncontested elections of directors and the Board approved amendments to the Nominating and Governance Committee's charter to implement the majority voting standard for directors. The amendments to the Nominating and Governance Committee's charter establish the procedures for the Nominating and Governance Committee's deliberations regarding whether to accept an offer by a nominee for director to resign from the Board if that nominee does not receive more votes cast "FOR" his or her election than votes cast "AGAINST" his or her election.

We maintain a corporate governance page on our website that includes key information about our corporate governance initiatives. The corporate governance page can be found at *www.unfi.com*, by clicking on "Investors" and then on "Corporate Governance." Copies of our corporate governance principles, our code of business conduct and ethics, the charters for each of our Board committees and the charter of the Lead Independent Director can be found on the corporate governance page of our website. Information contained on our website is not incorporated by reference in this proxy statement or considered to be part of this document.

Director Independence

Our corporate governance principles require a majority of the members of the Board to be independent directors as such term is defined in the NASDAQ listing standards. The Board, upon the recommendation of the Nominating and Governance Committee, has determined that six of its eight members are independent. Our six independent directors are Gordon D. Barker, Mary Elizabeth Burton, Joseph M. Cianciolo, Gail A. Graham, James P. Heffernan and Peter A. Roy. Michael S. Funk and Steven L. Spinner are our employees and therefore are not independent directors. Our former director, Thomas B. Simone, served as an independent director as defined in the NASDAQ listing standards during fiscal 2011 until his retirement on December 16, 2010.

Our corporate governance principles and the charter for each of the Boards' standing committees—the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee—require all members of the Board's standing committees to be independent. The charter of the Audit Committee also requires each of its members to meet the definition of independence under Section 10A of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), and the SEC's rules thereunder. The charter of the Compensation Committee requires each of its members to be a non-employee director within the meaning of Rule 16b-3 under the Exchange Act and an outside director within the meaning of Section 162(m) of the Internal Revenue Code, as amended (the "*Code*").

Vice Chair and Lead Independent Director

The Board has created the position of Vice Chair and Lead Independent Director. Mr. Barker, Chair of the Nominating and Governance Committee, currently serves as the Vice Chair and Lead Independent Director. In accordance with our corporate governance principles and the charter of the Lead Independent Director, the Vice Chair and Lead Independent Director must be independent, and unless the Board determines otherwise, the Chair of the Nominating and Governance Committee shall serve as the Vice Chair and Lead Independent Director. The Vice Chair and Lead Independent Director is responsible for coordinating the activities of the other independent directors and for performing such other duties and responsibilities as the Board may determine from time to time, including:

- Serving as a liaison between the Chair of the Board, independent directors, and the President and Chief Executive Officer;
- Leading the annual performance reviews of the Chair of the Board and the President and Chief Executive Officer, and leading the full Board in an annual review of the performance and effectiveness of the Board and its committees;
- Recommending to the Board the membership of the Board's committees, and recommending to the Chair of the Board the retention of advisers and consultants who report directly to the Board;
- Advising the Chair of the Board as to an appropriate schedule of and agenda for the Board's meetings and ensuring the Board's input into the agenda for the Board's meetings;

- Advising the President and Chief Executive Officer as to the quality, quantity, and timeliness of the information submitted by the Company's management that is necessary or appropriate for the independent directors to effectively and responsibly perform their duties;
- Assisting the Board, the Nominating and Governance Committee, and our officers in better ensuring compliance with and implementation of our corporate governance principles; and
- Serving as the Chair for executive sessions of the Board's independent directors and acting as Chair of the Board's regular and special meetings when the Chair is unable to preside.

A complete description of the duties of the Lead Independent Director is included in the charter of the Lead Independent Director, a copy of which can be found in the corporate governance section of our website at *www.unfi.com*.

Board Leadership Structure

The Board is currently led by the Chair of the Board, Mr. Funk, and by the Vice Chair and Lead Independent Director, Mr. Barker. The Board believes that it is in our best interests for two separate members of the Board to lead the Board. This dual leadership role combines the benefits of Mr. Barker's guidance as an independent director and Mr. Funk's prior executive management experience with the Company, and its predecessor company, from 1976 to 2008. Our corporate governance principles do not require the Chair of the Board to be independent and do not specify whether the positions of Chair of the Board and Chief Executive Officer must be separated.

The Chair and Vice Chair and Lead Independent Director provide overall leadership to the Board in its oversight function, whereas the Board believes that the Chief Executive Officer, Mr. Spinner, provides leadership with respect to the day-to-day management and operation of our business. We believe the separation of the offices of the Board's leadership from our day-to-day management and operations allows Mr. Funk and Mr. Barker to focus on managing the Board's matters and allows Mr. Spinner to focus on managing our business. The Board believes this leadership structure has enhanced the Board's oversight of, and independence from, management, the ability of the Board to carry out its roles and responsibilities on behalf of our stockholders, and our overall corporate governance. Furthermore, the Board believes that having a Lead Independent Director vested with key duties and responsibilities (as discussed above) and the Board's standing committees comprised of and chaired by independent directors (as discussed below) provides a formal structure for strong independent oversight of our management team.

Risk Oversight

The Board has overall responsibility for risk oversight. The Board exercises its oversight responsibilities with respect to strategic, operational and competitive risks, as well as risks related to the planning for succession of our Chief Executive Officer and other members of senior management. The Board has delegated responsibility for the oversight of specific risks to the Board's committees as follows: the Audit Committee discusses with management and the independent auditor significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures; and the Compensation Committee is responsible for ensuring that compensation policies and programs do not encourage our executives to take unnecessary and excessive risks that could threaten our value. All committees report to the full Board as appropriate, including when a matter rises to the level of a material or enterprise level risk. We believe the division of risk management responsibilities described above is an effective approach for addressing the risks facing our company.

Compensation Risk

In fiscal 2011, we performed a comprehensive assessment for the Compensation and Audit Committees of our Board to determine whether the risks arising from any of our compensation policies or practices are reasonably likely to have a material adverse effect on us. Our assessment covered each material element of executive and non-executive employee compensation and any risk mitigating factors as discussed below. We believe that our policies and practices do not create risks that are reasonably likely to have a material adverse effect on us. In addition, the structure of our compensation program for executive officers does not incentivize unnecessary or excessive risk taking. The base salary component of compensation does not encourage risk-taking because it is a fixed amount. The current incentive plan awards have the following risk-limiting characteristics for our cash and equity incentive compensation for fiscal 2011:

- Equity awards to each executive officer are limited to a total of the sum of 100% of base salary and 50% of the prior fiscal year cash incentive earned.
- Equity awards are limited in the form of stock options to approximately 20% of the total award value, which reduces the incentive to take unnecessary or excessive risks to increase our stock price. The remaining 80% of the total award value is delivered in the form of restricted stock units, which aligns the interests of our executive officers to long-term stockholder interests.
- Equity awards to employees generally have graded vesting with 25% of the grant vesting on each anniversary of the grant date.
- Executive officers are subject to our executive stock ownership guidelines as described in *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis—Other Programs, Policies and Considerations* and all non-employee directors are subject to stock ownership requirements as described in *DIRECTOR COMPENSATION—Stock Ownership Requirement.*
- Members of the Compensation Committee approve the final incentive compensation plan awards in their discretion, after reviewing executive and corporate performance.
- Equity awards and cash-based incentive plan awards are subject to our Recoupment Policy as described in *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis—Other Programs, Policies and Considerations*.

Committees of the Board of Directors

The Board currently has three standing committees: the Compensation Committee, the Audit Committee and the Nominating and Governance Committee. Upon recommendation of the Nominating and Governance Committee, the full Board appoints members of each committee. Each committee is responsible for appointing its chair. In addition to the individuals identified as committee members below, the Vice Chair and Lead Independent Director is an ex-officio member of each of the committees described below.

Compensation Committee. The Compensation Committee establishes or approves all policies and procedures related to our human resources function, including employee compensation, incentive programs, our 401(k) plan, and administers our stock incentive plans, including the 2002 Stock Incentive Plan, the 2004 Equity Incentive Plan, and 1996 Stock Option Plan. Additionally, this committee evaluates and establishes the compensation of our executive officers whose compensation is described below in *EXECUTIVE COMPENSATION TABLES—Summary Compensation Table—Fiscal Years 2009-2011*, including our Chief Executive Officer and Chief Financial Officer. The Compensation Committee also reviews the compensation of the other members of our senior management team and recommends to the Board the compensation for our non-employee directors. For a description of the role of the Compensation Committee, its consultants and management in setting executive compensation, please see *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis—How We Make Decisions Regarding Executive Pay*. The Compensation Committee also approves our annual compensation discussion and analysis included in our annual proxy statements.

The agenda for meetings of the Compensation Committee is determined by its Chair with the assistance of our Chief Executive Officer, Chief Financial Officer, Chief Human Resources and Sustainability Officer and Secretary and General Counsel. Compensation Committee meetings are regularly attended by the Chair of the Board, the Chief Executive Officer, the Chief Financial Officer, the General Counsel and the Chief Human Resources and Sustainability Officer. At certain meetings during fiscal 2011, the Compensation Committee met in executive session. The Compensation Committee's Chair reports the committee's recommendations on executive compensation to the Board. Independent advisors and the Company's finance, human resources, benefits and legal departments support the Compensation Committee in its duties and may be delegated authority to fulfill certain administrative duties regarding the compensation programs. The Compensation Committee has authority under its charter to retain, approve fees for and terminate advisors, consultants and agents as it deems necessary to assist in the fulfillment of its responsibilities.

The Compensation Committee's charter is available on our website, *www.unfi.com*. The Compensation Committee held seven meetings during fiscal 2011. The current members of the Compensation Committee are Mr. Heffernan (chair), Ms. Graham and Messrs. Cianciolo and Roy, each of whom is an independent director.

Audit Committee. The Board has an Audit Committee that is a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee is responsible for monitoring the integrity of our financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance; monitoring the independence of our independent registered public accounting firm; and monitoring the performance of our independent registered public accounting firm, management and our internal audit department. Among the Audit Committee's duties are to review the results and scope of the audit and other services provided by our independent registered public accounting firm.

The Audit Committee's charter is available on our website, *www.unfi.com*. The Audit Committee held eight meetings during fiscal 2011. The current members of the Audit Committee are Ms. Burton (chair) and Messrs. Barker, Cianciolo and Heffernan, each of whom is an independent director. The Board has determined that Ms. Burton and Messrs. Barker, Cianciolo and Heffernan are audit committee financial experts, as defined by the rules and regulations of the SEC.

Nominating and Governance Committee. The Nominating and Governance Committee is responsible for developing, reviewing and recommending to the Board for adoption our corporate governance principles; identifying and nominating candidates for election to the Board; assessing and making recommendations to the Board regarding the size and composition of the Board and the size, composition, scope of authority, responsibilities and reporting obligations of each of the Board's committees; and assisting the Board in conducting performance reviews of the Board and its committees and members. For additional information regarding the director nomination process undertaken by the Nominating and Governance Committee, please refer to *PROPOSAL 1—ELECTION OF DIRECTORS—Nomination of Directors*.

The Nominating and Governance Committee's charter is available on our website, *www.unfi.com*. The Nominating and Governance Committee held three meetings during fiscal 2011. The current members of the Nominating and Governance Committee are Mr. Barker (chair), Ms. Burton and Mr. Roy, each of whom is an independent director.

Board Meetings

During the fiscal year ended July 30, 2011, the Board met ten times and following each of the Board's meetings, the independent directors met in executive session without the presence of management (in each case, including by telephone conference). All directors attended at least 75% of the meetings of the Board and of the committees on which they served. We encourage each member of the Board to attend our annual meetings of stockholders. All of our directors attended last year's annual meeting either in person or by webcast, with the exception of Mr. Roy.

PROPOSAL 1—ELECTION OF DIRECTORS

Directors and Nominees for Director

Currently, the Board is comprised of eight directors. The directors are divided into three classes, each serving until the date of the third annual meeting following the annual meeting at which such director was elected. The Board consists of two Class I directors (Messrs. Cianciolo and Roy), three Class II directors (Mses. Burton and Graham and Mr. Barker) and three Class III director (Messrs. Funk, Heffernan and Spinner).

The term of each Class III director will expire at the 2011 Annual Meeting of Stockholders, unless elected to a new term by our stockholders. Each of our current Class III directors has been nominated to stand for re-election as a director at the 2011 Annual Meeting of Stockholders to hold office until the annual meeting of stockholders to be held in 2014 and until their successors are elected and qualified. Each nominee has indicated his or her willingness to serve, if elected. If any nominee should be unable to serve, the person acting under the proxy may vote the proxy for a substitute nominee. We have no reason to believe any of the nominees will be unable to serve if elected.

We have described below information concerning the business experience and qualification of each of our Class III directors and incumbent directors.

The Board unanimously recommends that stockholders vote "FOR" each of the director nominees. Proxies received by the Board will be voted "FOR" each of the nominees unless a contrary choice is specified in the proxy.

NOMINEES FOR ELECTION TO TERM EXPIRING 2014 (CLASS III)

Michael S. Funk, age 57, has served as Chair of the Board since September 2008, a position which he also held from January 2003 to December 2003, and has been a member of the Board since February 1996. Mr. Funk served as our President and Chief Executive Officer from October 2005 to September 2008. Mr. Funk also served as Vice Chair of the Board from February 1996 until December 2002, as our Chief Executive Officer from December 1999 until December 2002 and as our President from October 1996 until December 1999. From its inception in July 1976 until April 2001, Mr. Funk served as President of Mountain People's Warehouse, Inc., one of our wholly-owned subsidiaries.

Mr. Funk's extensive knowledge of our industry and our historical operations as well as his past service as our Chief Executive Officer brings to the Board valuable insight into the day-to-day operations of our company and a deep understanding of the natural and organic products distribution business. His institutional knowledge of all operational aspects of our business resulting from his long-time involvement with the Company is also valuable to the Board.

James P. Heffernan, age 65, has served as a member of the Board since March 2000. Mr. Heffernan serves as Chair of our Compensation Committee and as a member of our Audit Committee. Mr. Heffernan has served as a Director for the New York Racing Association since November 1998. Mr. Heffernan has served as a Director of Solutia, Inc. since February 2008 and as a Director of Command Security Corp. since October 2010. Mr. Heffernan has previously served as a member of the Board of Directors of Columbia Gas System, Inc. from January 1993 until November 2000.

The totality of Mr. Heffernan's professional experience, together with his other board service has provided him with the background and experience of board processes, function, compensation practices and oversight of management which is valuable to the Board.

Steven L. Spinner, age 51, has served as our President and Chief Executive Officer and as a member of the Board since September 2008. Mr. Spinner also served as our Interim President of the Eastern Region from September 2010 to December 2010. Prior to joining the Company in September 2008, Mr. Spinner served as a director and as Chief Executive Officer of Performance Food Group Company (*"PFG"*) from October 2006 to May 2008, when PFG was acquired by affiliates of The Blackstone Group and Wellspring Capital Management. Mr. Spinner previously had served as PFG's President and Chief Operating Officer beginning in May 2005. Mr. Spinner served as PFG's Senior Vice President and Chief Executive Officer—Broadline Division from February 2002 to May 2005 and as PFG's Broadline Division President from August 2001 to February 2002. Mr. Spinner has served as a Director of Arkansas Best Corporation since July 2011.

Mr. Spinner's extensive experience in the wholesale food distribution business, including most recently having served as the president and chief executive officer of one of the largest publicly traded foodservice distribution businesses in the United States, brings valuable insight to the Board beyond the knowledge and insight he brings from being our president and chief executive officer.

INCUMBENT DIRECTORS—TERMS EXPIRING 2012 (CLASS I)

Joseph M. Cianciolo, age 72, has served as a member of the Board since September 1999. Mr. Cianciolo serves as a member of the Audit Committee and Compensation Committee. Mr. Cianciolo served as the Managing Partner of KPMG LLP's, Providence, Rhode Island office, from June 1990 until June 1999. Mr. Cianciolo also serves on the Board of Nortek, Inc. and Eagle Bulk Shipping, Inc.

Mr. Cianciolo brings valuable management, financial and corporate governance experience to the Board. Mr. Cianciolo's extensive experience in the accounting profession, including his 38 years with an international public accounting firm, during 29 of which he served as an audit engagement partner, is valuable to the Board.

Peter Roy, 55, has served as a member of the Board since June 2007. Mr. Roy is a member of our Nominating and Governance Committee and our Compensation Committee. Mr. Roy is an entrepreneur and since 1999 has been a strategic advisor to North Castle Partners. In connection with his role as a strategic advisor to North Castle Partners, Mr. Roy served on the boards of Avalon Natural Products, Inc. and Naked Juice Company. Additionally, Mr. Roy currently serves on the board of directors of West Marine, Inc. From 1993 to 1998, Mr. Roy served as President of Whole Foods Market, Inc. and, for five years prior to that, served as President of that company's West Coast Region.

Mr. Roy's experience as the President of Whole Foods Market allows him to provide the Board essential insight and guidance into the day-to-day operations of natural and organic products retailers, including a key customer of ours. In addition, his experience in the healthy lifestyle industry helps the Board maintain its focus on our core values, including our sustainability goals.

INCUMBENT DIRECTORS—TERMS EXPIRING 2013 (CLASS II)

Gordon D. Barker, age 65, has served as Vice Chair of the Board and Lead Independent Director since January 2010 and as a member of the Board since September 1999. Mr. Barker serves as Chair of the Nominating and Governance Committee and as a member of the Audit Committee. Mr. Barker served on the Board of Directors of The Sports Authority, Inc. from April 1998 to May 2006.

Mr. Barker served as a contract Chief Executive Officer for QVL Pharmacy Holdings, Inc., a privately-held entity, from October 2004 until February 2007. Mr. Barker served as Chief Executive Officer of Snyder's Drug Stores, Inc. from October 1999 to March 2004. Snyder's Drug Stores, Inc. filed for Chapter 11 bankruptcy in September 2003 and emerged from this filing in March 2004. Mr. Barker has served as President of Barker Holdings, LLC since January 2004. Mr. Barker has served as the principal of Barker Enterprises, an investment and consultant firm, since January 1997.

Mr. Barker's extensive business experience within the retail sector, including his having served as a chief executive officer of three retail drug store chains, coupled with his past experience as a public company director and deep understanding of corporate governance matters contribute to his qualifications to serve on the Board.

Mary E. Burton, age 59, has served as a member of the Board since August 2010. Ms. Burton serves as Chair of the Audit Committee and as a member of the Nominating and Governance Committee. Ms. Burton served as Interim Chief Executive Officer of Zale Corporation, a specialty jewelry retailer, from January 2006 to July 2006 and as President and Chief Executive Officer from July 2006 to December 2007. Ms. Burton also has been the Chief Executive Officer of BB Capital, Inc., a retail advisory and management services company, since 1992. Prior directorships include The Sports Authority, Inc. from 1999 to 2006, Aeropostale, Inc. from 2000 to 2006, Rent-a-Center, Inc from 2002 to 2007 and Zale Corporation from 2003 to 2007. Ms. Burton currently serves on the board of directors of Staples, Inc., a board that she has served on since 1993.

Ms. Burton is an experienced business leader whose extensive executive level experience within the retail industry, including insight into marketing, merchandising and operational management adds experience to the Board in these important areas. Her past experience as the chief executive officer of large retailers like Zale Corporation and ToysRUs.com add to her qualifications.

Gail A. Graham, 60, has served as a member of the Board since October 2002. Ms. Graham serves as a member of our Compensation Committee. Ms. Graham has served as the General Manager of Mississippi Market Natural Foods Cooperative, a consumer owned and controlled cooperative in St. Paul, Minnesota, since October 1999. Ms. Graham served as Vice Chair of the Board of Directors of Blooming Prairie Cooperative Warehouse from November 1994 until October 1998 and from November 2000 until October 2002. Ms. Graham served as the Chair of the Board of Directors of Blooming Prairie Cooperative Warehouse from November 1998 until October 2000. Ms. Graham resigned from the Board of Directors of Blooming Prairie Cooperative Warehouse in October 2002, concurrent with our purchase of the cooperative and her appointment to the Board.

Ms. Graham's active involvement in the natural products industry for over 30 years, including her experience in managing natural food cooperatives and her deep understanding of the issues facing our industry bring to the Board a unique perspective on the issues facing our company and industry generally.

Majority Vote Standard for Election of Directors

We adopted a majority voting standard for the election of directors as an amendment to our bylaws in 2007. If the number of nominees exceeds the number of directors to be elected in an election (a contested election), directors will be elected by a plurality standard. However, when the number of nominees does not exceed the number of directors to be elected (an uncontested election) as is the case at this year's annual meeting, our bylaws require each of the directors to be elected by a majority of the votes cast (that is, the number of shares voted "for" a director must exceed the number of shares voted "against" that director). If a nominee who is serving as a director is not elected at the annual meeting, under Delaware law the director would continue to serve on the Board as a "holdover director." However, under our bylaws, any director who fails to be elected must offer to tender his or her resignation to the Board. The Nominating and Governance Committee would then make a recommendation to the Board whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Nominating and Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date the election results are certified. The director who offers to tender his or her resignation will not participate in the Board's decision or the Nominating and Governance Committee's deliberations (if the director is a member of that committee). If a nominee who was not already serving as a director is not elected at the annual meeting, under Delaware law that nominee would not become a director and would not serve on the Board as a "holdover director." All nominees for election as directors at the Annual Meeting of Stockholders are currently serving on the Board.

Nomination of Directors

The Nominating and Governance Committee reviews the qualifications of every person recommended as a nominee to the Board to determine whether the recommended nominees are qualified to serve on the Board. The Nominating and Governance Committee has adopted qualitative standards by which it determines if nominees are qualified to serve on the Board. The Nominating and Governance Committee evaluates recommended nominees in accordance with the following criteria:

- *Personal characteristics.* The Nominating and Governance Committee considers the personal characteristics of each nominee, including the nominee's integrity, accountability, ability to make informed judgments, financial literacy, professionalism and willingness to meaningfully contribute to the Board (including by possessing the ability to communicate persuasively and address difficult issues). In addition, the Committee evaluates whether the nominee's previous experience reflects a willingness to establish and meet high standards of performance, both for him or herself and for others.
- *Core Competencies.* The Nominating and Governance Committee considers whether the nominee's knowledge and experience would contribute to the Board's achievement of certain core competencies. The Committee believes that the Board, as a whole, should possess competencies in accounting and finance, business judgment, management best practices, crisis response, industry knowledge, leadership, strategy and vision.
- *Board Independence.* The Nominating and Governance Committee considers whether the nominee would qualify as "independent" under SEC rules and NASDAQ listing standards.
- *Director Commitment.* The Nominating and Governance Committee expects that each of our directors will prepare for and actively participate in meetings of the Board and its committees, provide advice and counsel to our management, develop a broad knowledge of our business and industry and, with respect to an incumbent director, maintain the expertise that led the Committee to initially select the director as a nominee. The Committee evaluates each nominee on his or her ability to provide this level of commitment if elected to the Board.
- *Additional Considerations.* Each nominee also is evaluated based on the overall needs of the Board and the diversity of experience he or she can bring to the Board, whether in terms of specialized knowledge, skills or expertise. Although we do not have a formal policy with regard to the consideration of diversity in identifying director nominees, the Nominating and Governance Committee strives to nominate directors with a variety of complementary skills so that, as a group, the Board will possess the appropriate talent, skills and expertise to oversee the Company's businesses.

Following this evaluation, the Nominating and Governance Committee will make recommendations for membership on the Board and review such recommendations with the Board, which will decide whether to invite the candidate to be a nominee for election to the Board.

Director Nominees Recommended by Stockholders

The Nominating and Governance Committee evaluates nominees recommended by stockholders on the same basis as nominees recommended by any other sources, including making a determination whether the candidate is qualified to serve on the Board based on the qualitative standards described above. To be considered by the Nominating and Governance Committee, a stockholder who wishes to recommend a director nominee must deliver or send by first class U.S. mail a written notice addressed to Joseph J. Traficanti, Corporate Secretary, United Natural Foods, Inc., 313 Iron Horse Way, Providence, RI 02908. The written notice must be received by our Corporate Secretary not less than 60 days nor more than 90 days prior to the date of the annual meeting; provided that in the event that less than 70 days notice or prior public disclosure of the date of the annual meeting is given or made, notice by the stockholder must be received not later than the close of business on the 10th day following the date on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever occurs first. The notice to our Corporate Secretary must include the information specified in our bylaws, including the following: (a) as to each proposed nominee (i) the name, age, business address and, if known, residence address of each such nominee, (ii) the principal occupation or employment of each such nominee, (iii) the number of our shares which are beneficially owned by each such nominee, and (iv) any other information concerning the nominee that must be disclosed as to nominees in proxy solicitations pursuant to Regulation 14A under the Exchange Act (including such person's written consent to be named as a nominee and to serve as a director if elected); and (b) as to the stockholder giving the notice (i) the name and address, as they appear on our books, of such stockholder and (ii) the class and number of our shares which are beneficially owned by such stockholder. We may require any proposed nominee to furnish such other information as may be reasonably required by the Nominating and Governance Committee to determine the eligibility of such proposed nominee to serve as a member of the Board.

Communication with the Board of Directors

Our stockholders may communicate directly with the Board. All communications should be in written form and directed to Joseph J. Traficanti, Corporate Secretary, United Natural Foods, Inc., 313 Iron Horse Way, Providence, RI 02908. Communications should be enclosed in a sealed envelope that prominently indicates that it is intended for the Board. Each communication intended for the Board and received by the corporate secretary that is related to our operation and is relevant to a specific director's service on the Board will be forwarded to the specified party following its clearance through normal review and appropriate security procedures.

DIRECTOR COMPENSATION

The Board and the Compensation Committee review and determine compensation for our non-employee directors, in part, based on a review of the annual Director Compensation Survey prepared by the National Association of Corporate Directors. The Compensation Committee and the Board believe that we should fairly compensate non-employee directors for work required in a company of our size and scope and that compensation should align the non-employee directors' interests with the long-term interest of our stockholders. Our non-employee director stock ownership guidelines, which are discussed in greater detail below, are also designed to align the interests of our non-employee directors with those of our stockholders. Mr. Spinner, our President and Chief Executive Officer, does not receive compensation for his service on the Board. Mr. Funk does not receive cash compensation for his service as a director and our Chair of the Board. He receives equity-based compensation for his service as Chair of the Board and cash compensation for his service as an executive advisor.

Compensation of our Non-Employee Directors

The components of our non-employee director compensation are cash fees and awards of stock options and restricted stock units. Each non-employee director is also reimbursed for direct expenses incurred in connection with his or her attendance at meetings of the Board and its committees.

During fiscal 2011, each non-employee director received the following compensation (as applicable):

- Annual cash retainer of:
  - $75,000 for serving as the Vice Chair and Lead Independent Director;
  - $30,000 for serving as a director;
  - $15,000 for serving as the chair of the Audit Committee; and
  - $8,000 for serving as chair of the Compensation Committee or Nominating and Governance Committee.
- Meeting attendance fees of:
  - $2,200 for each in-person meeting of the Board of Directors;
  - $1,100 for each telephonic meeting of the Board of Directors;
  - $1,700 for each meeting of the Audit Committee; and
  - $1,100 for each meeting of the Compensation Committee and Nominating and Governance Committee
- Annual equity grants consisting of:
  - Options to purchase 2,660 shares of common stock and 3,192 restricted stock units for serving as a director;
  - Options to purchase 2,660 shares of common stock and 3,592 restricted stock units for serving as chair of the Compensation Committee; and
  - Options to purchase 3,500 shares of common stock and 6,000 restricted stock units for serving as Vice Chair and Lead Independent Director (and therefore chair of the Nominating and Governance Committee).

With respect to all equity awards to non-employee directors in fiscal 2011, one-third of the annual grants vested immediately, and the remaining two-thirds vest in equal annual installments over a two-year period from the date of grant. The stock options have an exercise price equal to the closing price of our common stock on the NASDAQ Global Select Market on the grant date.

Compensation of Mr. Funk

Mr. Funk, our current Chair of the Board and our former President and Chief Executive Officer, serves as an executive advisor to us and makes himself generally available to our executive officers. We pay him a base salary and provide him with the health and welfare benefits and other employee benefits generally available to our executives. Mr. Funk's base salary during fiscal 2011 was $125,000. Mr. Funk does not receive fees for attending meetings of the Board or its committees. During fiscal 2011, Mr. Funk received an award of 3,500 stock options and 6,000 restricted stock units, each of which vested immediately with respect to one-third of the awards and the remainder of which will vest in two equal annual installments beginning on the first anniversary of the date of grant.

We are currently a party to a severance agreement with Mr. Funk. The severance agreement includes confidentiality, non-competition and intellectual property assignment provisions. For a period of one year following either his termination for a reason other than Cause, death or disability, or his resignation for Good Reason, the agreement requires us to pay to Mr. Funk his base salary in effect as of the termination date of his employment and provide certain medical benefits. In the event of either Mr. Funk's termination for a reason other than Cause, death or disability or his resignation for Good Reason within one year of a Change in Control, then he shall be entitled to the severance payments and medical benefits provided in the previous sentence, acceleration and full vesting of all unvested stock options, restricted stock and restricted stock unit grants made to Mr. Funk, and the full vesting of his account under our ESOP. When used in regard to Mr. Funk's severance arrangement, the terms "Cause", "Good Reason" and "Change in Control" shall have the meanings described below in *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis—Other Programs, Policies and Considerations—Change in Control Agreements.*

Deferred Compensation

Our non-employee directors are eligible to participate in our Deferred Compensation Plan and Deferred Stock Plan. For a description of these plans, please see *EXECUTIVE COMPENSATION TABLES—Nonqualified Deferred Compensation—Fiscal 2011.*

Director Compensation Table—Fiscal 2011

The following table summarizes compensation provided to our Chair of the Board and all persons who served as non-employee directors during fiscal 2011.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
Gordon D. Barker	115,800	203,400	36,927	—	—	356,127
Mary E. Burton	85,000	108,209	28,065	—	—	221,274
Joseph M. Cianciolo	67,200	108,209	28,065	—	—	203,474
Michael Funk	—	203,400	36,927	—	125,000	365,327
Gail A. Graham	55,300	108,209	28,065	—	—	191,574
James P. Heffernan	64,500	121,769	28,065	—	—	214,334
Peter Roy	55,300	108,209	28,065	—	—	191,574
Thomas B. Simone(6)	19,500	—	—	—	—	19,500

(1) This column reports the amount of cash compensation earned in fiscal 2011 for service on the Board and its committees.

(2) The amounts contained in this column represent the grant date fair value for the restricted stock units granted in fiscal 2011 calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification 718, *Stock Compensation* ("*ASC 718*"). The grant date fair value for restricted stock units is calculated using the intrinsic value method based on the closing price of our common stock on the NASDAQ Global Select Market on the date of grant. At July 30, 2011, the directors had restricted stock units representing the right to acquire the following number of shares of common stock: Mr. Barker—5,599 shares; Ms. Burton—2,128 shares; Mr. Cianciolo—3,326 shares; Mr. Funk—24,400 shares; Ms. Graham—3,192 shares; Mr. Heffernan—3,593 shares; and Mr. Roy—3,192 shares. At July 30, 2011, Mr. Simone held no stock awards.

(3) The amounts contained in this column represent the grant date fair value of awards of stock options granted in fiscal 2011 calculated in accordance with ASC 718. Refer to footnote 3 to the consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended July 30, 2011 for a discussion of the relevant assumptions used to determine the grant date fair value of these awards. At July 30, 2011, the directors had options to purchase the following number of shares of shares of common stock: Mr. Barker—9,240 shares; Ms. Burton—2,660 shares; Mr. Cianciolo—17,290 shares; Mr. Funk—62,000 shares; Ms. Graham—6,207 shares; Mr. Heffernan—50,590 shares; and Mr. Roy—15,970 shares. At July 30, 2011, Mr. Simone held no option awards.

(4) As of July 30, 2011, four of our non-employee directors have elected to defer restricted stock or restricted stock units under the Deferred Stock Plan or Deferred Compensation Plan, respectively. These shares are valued at the current market price of our common stock, and therefore have no above market or preferential earnings. As of July 30, 2011, there are no directors who defer a portion of their director fees paid in cash under the Deferred Compensation Plan.

(5) The amount in this column represents the amount of cash compensation that Mr. Funk earned in fiscal 2011 in his capacity as our executive advisor. Mr. Funk does not receive fees for attending meetings of the Board or its committees.

(6) Mr. Simone did not stand for reelection and retired from the Board at the conclusion of his term on December 16, 2010.

Stock Ownership Requirement

All non-employee directors are required to hold shares of our stock in an amount that is determined in accordance with a formula based upon the compensation expense recorded by us in connection with annual equity grants to our non-employee directors. The minimum share ownership level for each non-employee director is equal to 50% of the number of shares that would have been covered by a stock option grant having an equal compensation expense to that of the director's combined equity grants for the prior fiscal year. Non-employee directors who are elected or appointed to the Board are required to attain this level of stock ownership within five years following their election or appointment to the Board. Once attained, each non-employee director is required to maintain this level of stock ownership for as long as the director serves on the Board. All our directors with more than one full year of service own our stock.

Compensation Committee Interlocks and Insider Participation

The current members of our Compensation Committee are Ms. Graham and Messrs. Cianciolo, Heffernan and Roy. All members of the Compensation Committee are independent within the meaning of the NASDAQ listing standards and no member is an employee or former employee of the Company. During fiscal 2011, no member of the Compensation Committee had any relationship requiring disclosure under *Certain Relationships and Related Party Transactions*. None of our executive officers served during fiscal 2011 as a member of the compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director on the Board or as a member of the Compensation Committee. None of our executive officers served during fiscal 2011 as a director of any other entity, one of whose executive officers served as a director on the Board or as a member of the Compensation Committee.

Certain Relationships and Related Transactions

Review and Approval of Related Person Transactions

We review all relationships and transactions in which the Company and our directors, nominees for director, executive officers, greater than 5% beneficial owners or any of their immediate family members are participants (or any entity in which they have an interest is a participant), in order to determine whether such persons have a direct or indirect material interest in the relationships or transactions. Our legal department, in conjunction with the corporate finance department and outside legal counsel, is primarily responsible for the development and implementation of processes and controls to obtain information from these "*related persons*" regarding such transactions and relationships and for determining, based on the facts and circumstances and SEC regulations, whether we or a related person has a direct or indirect material interest in the transaction. The Nominating and Governance Committee also reviews this information. Our policies and procedures for the review, approval or ratification of transactions that are required by SEC rules to be reported under *Transactions with Related Persons* are not in writing, rather, they fall under the general responsibilities of our corporate finance department and Nominating and Governance Committee. The Company requires that any related party transactions must be on terms no less favorable to the Company than could be obtained from unaffiliated third parties. As required under SEC regulations, transactions between us and any related person in which the amount involved exceeds $120,000 and a related person has a direct or indirect material interest are disclosed in our proxy statement.

Each of our executive officers, directors and nominees for director is required to complete and deliver to us an annual questionnaire that includes, among other things, a request for information relating to any transactions in which both the executive officer, director, nominee, beneficial owner or any of their respective immediate family members, on the one hand, and the Company, on the other hand, participates, and in which the executive officer, director, nominee, beneficial owner or immediate family member, has a material interest. We review the responses to these questionnaires as part of our process for determining whether disclosure is required to be made under the SEC's related person disclosure rules.

Transactions with Related Persons

One of our non-employee directors, Ms. Graham, has been the General Manager of Mississippi Market Natural Foods Cooperative, a consumer owned and controlled cooperative in St. Paul, Minnesota since October 1999. Mississippi Market Natural Foods Cooperative is a customer of the Company that purchased approximately $6.6 million of products from us during fiscal 2011. Ms. Graham had no financial interest in those transactions. Terms provided to this customer are the same as other customers with similar volumes and purchasing patterns.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is comprised solely of independent directors, as defined by NASDAQ listing standards and Section 10A of the Exchange Act and SEC rules thereunder, and it operates under a written charter adopted by the Board of Directors. The composition of the Audit Committee, the attributes of its members and its responsibilities, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. The Audit Committee reviews and assesses the adequacy of its charter on an annual basis. A copy of the Audit Committee's current charter can be found in the Investors section of our website, *www.unfi.com*. The Board has made a determination that the Audit Committee has at least one member, Ms. Burton, the Chair of the Audit Committee, who qualifies as an "audit committee financial expert" within the meaning of SEC regulations, and that she has accounting and related financial management expertise in accordance with NASDAQ listing standards. All committee members are financially literate.

The Audit Committee has prepared the following report on its activities with respect to the audited consolidated financial statements for the fiscal year ended July 30, 2011 (for purposes of this report, the "*audited financial statements*"). The following report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other of our filings under the Securities Act or the Exchange Act, except to the extent we specifically incorporate this report by reference in the specified filing.

As part of its specific duties, the Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors; reviews the financial information issued to stockholders and others, including a discussion of the quality, and not only the acceptability, of our accounting principles, the reasonableness of significant judgments, and the clarity of discussions in the financial statements; and monitors our systems of internal control and the audit process. Management is responsible for the preparation, presentation and integrity of our financial statements, accounting and financial reporting principles, and disclosure controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. Management also is responsible for objectively reviewing and evaluating the adequacy, effectiveness and quality of our own system of internal control. Our independent registered public accounting firm, KPMG LLP, is responsible for performing an independent integrated audit of the consolidated financial statements and the effectiveness of internal control over financial reporting and expressing an opinion as to whether the consolidated financial statements conform with accounting principles generally accepted in the United States of America and as to whether the Company maintained effective internal control over financial reporting.

The Audit Committee has met and held discussions with management and our independent registered public accounting firm. In our discussions, management has represented to the Audit Committee that the Company's consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States. The Audit Committee has reviewed and discussed the audited financial statements with management and KPMG LLP, our independent registered public accounting firm. The Audit Committee meets with our internal auditors and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal controls and the overall quality of the Company's financial reporting.

The Audit Committee held eight formal meetings in fiscal 2011. These meetings included quarterly pre-earnings release telephone conference calls. The Audit Committee discussed with the independent registered public accounting firm all matters required to be discussed in accordance with auditing standards.

The Company's independent registered public accounting firm has also provided to the Committee the written disclosures and the letter required by the Public Company Accounting Oversight Board, and the Audit Committee has considered and discussed with KPMG LLP the firm's independence and the compatibility of any non-audit services provided by the firm with its independence.

Based on the Audit Committee's review of the audited financial statements and the review and discussions noted above, the Audit Committee recommended that the Board of Directors include the audited financial statements in the Company's Annual Report on Form 10-K for the year ended July 30, 2011, for filing with the SEC. The Board has approved this recommendation.

Mary E. Burton, Chair
Gordon D. Barker
Joseph M. Cianciolo
James P. Heffernan

The foregoing Report of the Audit Committee shall not be deemed "filed" for any purpose, including for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that Section. The Report of the Compensation Committee shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the "*Securities Act*"), or under the Exchange Act, regardless of any general incorporation language in such filing.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

In this section, we describe the principles, policies and practices that formed the basis for our executive compensation program in fiscal 2011 and explain how they were applied to the named executive officers of the Company. This Compensation Discussion and Analysis presents historical and current information and analysis related to the compensation programs for our named executive officers and is not necessarily indicative of the compensation that these officers will receive from us in the future. For purposes of this Compensation Discussion and Analysis, our Named Executive Officers for fiscal 2011 were the following individuals:

- President and Chief Executive Officer (Steven L. Spinner);
- Senior Vice President, Chief Financial Officer and Treasurer (Mark E. Shamber);
- Senior Vice President, General Counsel and Chief Compliance Officer (Joseph J. Traficanti);
- President of UNFI International (David A. Matthews); and
- Senior Vice President, National Distribution (Sean F. Griffin).

Compensation Program Highlights

Our executive compensation program incorporates the following best practices:

- Approximately 50% of total target compensation for our executives is performance-based and can be earned only upon the achievement of challenging corporate, divisional and individual goals selected to motivate executives to achieve our corporate objectives and enhance stockholder value.
- The compensation of our executives differs based on individual experience, role and responsibility and performance.
- Portions of our incentive compensation are earned over different and overlapping time periods, ensuring that performance is not maximized during one period at the expense of other periods.
- Significant amounts of each Named Executive Officer's compensation are at risk of forfeiture in the event of conduct detrimental to us, termination of employment prior to vesting or a material negative restatement of our financial condition or operating results.
- We have a recoupment (clawback) policy applicable to our executive officers, including our Named Executive Officers, which provides that if we restate all or a portion of our financial statements within two years of filing the financial statements all or a portion of any bonus or incentive compensation paid or granted after May 28, 2009 may be recouped by us in the sole discretion of the Board.
- We have stock ownership guidelines for directors, Named Executive Officers and our other executive officers.
- Our executives participate in the same retirement, health, welfare and other benefits programs as all of our other corporate executives. There are no supplemental executive retirement plans or other special benefits or material perquisites established exclusively for the benefit of the Named Executive Officers.
- We conduct an annual review and assessment of potential compensation-related risks in our programs. Based on this assessment, we have concluded that our compensation programs do not

encourage behaviors that would create risks reasonably likely to have a material adverse effect on the Company.

- We have not repriced equity awards.
- The Compensation Committee is solely comprised of independent directors.
- Our Compensation Committee is advised by Steven Hall & Partners, an independent compensation consultant. The consultant is retained by the Committee directly and performs no other consulting or other services for the Company.

2011 Developments

Our executive compensation program for fiscal 2011 was substantially similar to the program for fiscal 2010, with the addition of a performance share and performance unit award made to Mr. Spinner, as further described under *Components of our Executive Compensation Program—Long-Term Equity-Based Incentive Program.*

Executive Compensation Program Philosophy

Our executive compensation program is designed to:

- Attract individuals with the skills necessary for us to achieve our business plan;
- Motivate our executive talent;
- Reward our executives fairly over time for performance that enhances stockholder value; and
- Retain those individuals who continue to perform at or above the levels that are deemed necessary to ensure our success.

Our compensation program is also designed to reinforce a sense of ownership in the Company, urgency with respect to meeting deadlines and overall entrepreneurial spirit. The program links rewards, including both short-term and long-term awards, as well as cash and non-cash awards, to measurable corporate and individual performance metrics established by our Compensation Committee.

In applying these principles, we seek to integrate compensation with our short- and long-term strategic plans and to align the interests of our executives with the long-term interests of our stockholders through equity-based opportunities.

The program is designed to provide executives with economic and personal goals which seek to drive performance in specific areas of concentration. These goals meet the requirements of our short-term and long-term business strategies and are aligned with the interests of our stockholders. In addition, our program is designed to balance our growth strategies with a managed approach to risk tolerance.

How We Make Decisions Regarding Executive Pay

The Compensation Committee, management and the Compensation Committee's independent compensation consultant each play a role in designing the compensation program and determining performance levels and associated payouts. The role of the Compensation Committee, management and the independent compensation consultant are carefully determined to reflect best corporate governance practices.

Role of the Compensation Committee

The Compensation Committee is responsible for establishing, implementing and monitoring our executive compensation program and its adherence to the compensation philosophy. The Compensation

Committee establishes company-wide, division-level and individual performance goals for the Named Executive Officers. The Compensation Committee also evaluates corporate and individual performance and determines appropriate levels of compensation for our executives. The Compensation Committee makes all decisions with respect to the compensation of our Chief Executive Officer and other executive officers.

As part of the compensation approval process for our executive officers, other than our Chief Executive Officer, the Compensation Committee considers the views and recommendations of management and its independent compensation consultant as described in greater detail below.

Role of the Management

Our President and Chief Executive Officer along with our Chief Human Resources and Sustainability Officer and Chief Financial Officer provide the Compensation Committee with an assessment of our corporate performance and of other executive officers performance, and make recommendations for the compensation of other executive officers based on our corporate performance. Additionally, our President and Chief Executive Officer, our Chief Human Resources and Sustainability Officer, and our Chief Financial Officer discuss with the Compensation Committee management's internal projections with respect to a variety of performance metrics and operations goals for the next fiscal year. Other members of management assist the Compensation Committee on an as needed basis.

No executive officer makes any decision on any element of his or her own compensation.

Role of Independent Compensation Consultant

The Compensation Committee has retained Steven Hall & Partners ("*Consultant*"), a nationally recognized executive compensation consultant, as its compensation consultant to provide independent, third-party advice and expertise on all aspects of executive compensation and related corporate governance matters.

The Consultant provided the Compensation Committee with an overview of comparative market data and also provided the Compensation Committee with advice throughout the 2011 fiscal year on new issues and developments regarding executive compensation and related disclosures. The Compensation Committee has retained the Consultant to assist in designing and establishing our executive compensation program for fiscal 2012. In the future, the Compensation Committee may retain the Consultant or other similar consultants.

The Consultant does not provide any other services to the Company.

Competitive Marketplace Assessment

In making compensation decisions, the Compensation Committee periodically reviews the compensation packages for officers in like positions with similar responsibilities at organizations similar to ours. In setting the Named Executive Officers' compensation for fiscal 2011, at the request of the Compensation Committee, the Consultant conducted a review of the comparator group referenced by the Compensation Committee when evaluating pay levels. In selecting appropriate comparators, the Compensation Committee considered a number of factors, including similarities in industry, size, and operating margins.

Following an extensive review, the following twelve companies were selected by the Compensation Committee as appropriate comparators: Core-Mark Holding Company, Inc., Dean Foods Company, Del Monte Foods Company, Green Mountain Coffee Roasters, Inc., The Hain Celestial Group, Inc., Nash Finch Company, Perrigo Company, Ruddick Corporation, The J.M. Smucker Company, Spartan Stores, Inc., United Stationers, Inc. and Whole Foods Market, Inc. In addition to compensation levels, the Compensation Committee also reviewed program designs for these companies, including an assessment of pay vehicles and performance metrics.

We do not benchmark compensation in the traditional manner. In general, the Compensation Committee references the median of the competitive compensation marketplace, but market data is only one factor among many considered by the Compensation Committee when making determinations regarding executive compensation. Other factors considered include individual performance, scope of responsibilities, tenure, criticality of the position, retention concerns and the need to recruit new officers.

Components of our Executive Compensation Program

Our executive compensation philosophy is reflected in the principal elements of our executive compensation program. The four key components of our compensation program in fiscal 2011 were:

- Base salary;
- Performance-based annual cash incentives;
- Long-term equity-based incentive awards in the form of stock options, restricted stock units and, in certain instances, performance-based share and unit awards; and
- Other compensation and benefits including minimal perquisites and participation in the Deferral Plans (as described below) as well as participation in benefit plans generally available to all of our employees, such as participation in the Company's 401(k) plan and ESOP.

Pay Mix

When setting targeted total compensation for fiscal 2011, our Compensation Committee determined that target cash compensation should comprise approximately 50% of our Named Executive Officer's total target compensation, with base salary contributing approximately 67% and performance-based cash incentives contributing approximately 33% to targeted cash compensation. The Compensation Committee believes that equity should also comprise a significant portion of the Named Executive Officers' compensation to more closely align our Named Executive Officers' interests with those of our stockholders.

Base Salary

As described above, our Compensation Committee is responsible for setting base salaries for our Named Executive Officers. Base salaries provide a fixed rate of pay designed to compensate executives for day-to-day responsibilities and are established based on the scope of their respective responsibilities, competitive market conditions, individual performance and tenure.

Base salaries are generally reviewed annually in the first quarter of each fiscal year, but may be adjusted from time to time to realign salaries with market levels, taking into account the Named Executive Officer's responsibilities, performance, experience and proven capability.

The table below reflects the fiscal 2010 and fiscal 2011 base salaries for the Named Executive Officers, and the percentage change in base salaries between those two periods:

Named Executive Officer	Fiscal 2010 Base Salary(1)	Fiscal 2011 Base Salary(2)	Percentage Change
Steven L. Spinner	$775,000	$798,250	3.0%
Mark E. Shamber	$350,000	$360,500	3.0%
Joseph J. Traficanti	$315,000	$336,000	6.7%
David A. Matthews	$275,000	$250,000	(9.1%)
Sean F. Griffin	$335,000	$345,050	3.0%

(1) For each Named Executive Officer, fiscal 2010 base salaries were effective as of August 2, 2009.

(2) For each Named Executive Officer other than David A. Matthews, fiscal 2011 Base Salaries were effective as of August 1, 2010. Joseph J. Traficanti's annual salary was increased from $315,000 to $336,000 in recognition of additional duties assumed related to risk management and safety. David A. Matthews' annual salary was decreased from $275,000 to $250,000 concurrent with his transfer from Eastern Region President to President of UNFI International in September 2010.

Performance-Based Annual Cash Incentive Compensation

Our Compensation Committee is responsible for setting performance-based annual cash incentive compensation. Receipt of this compensation is contingent upon satisfaction of individual and division-level or Company-wide financial and operational performance metrics established by our Compensation Committee together with specific goals tied to individual performance. The factors considered by the Compensation Committee in setting this compensation vary depending on the individual executive, but generally relate to strategic projects or financial factors such as net sales, gross margin, operating income and other measures of our profitability.

Minimum Performance Hurdle. For the 2011 fiscal year, the performance goals for the Named Executive Officers required that at a minimum, we achieve earnings before interest and taxes of $126.1 million. If this threshold was not achieved, the Named Executive Officers, as well as all other executive officers and employees, would not have been eligible to receive an annual performance-based cash incentive, regardless of performance or achievement of other performance objectives.

Annual Incentive Targets. As discussed in more detail below, for the Named Executive Officers, the targeted annual cash award for the 2011 fiscal year ranged from 30% of the officer's base salary for "standard" performance to 50% of the officer's base salary for "superior" performance and 100% of the officer's base salary for "outstanding" performance.

In setting the performance targets, the Compensation Committee considered historic levels of performance for those categories and based the performance metric on results that were improvements over the prior year's results. Furthermore, in establishing the intended degree of difficulty of the payout levels for each performance metric, the Compensation Committee set the performance targets at levels that required successful implementation of corporate operating objectives in order for meaningful payouts to occur. The Compensation Committee believed that the targets related to "standard" performance were highly achievable in light of budgeted expectations, but the payouts for "superior" performance and "outstanding" performance each required significant improvement over the prior year's comparable performance. We believe that one of the best indicators of how difficult a particular performance metric was to achieve is reflected in what level of payout the executive actually received with respect to the metric. The performance targets selected by the Committee for fiscal 2011 included, among others, the following:

Performance Measures	Applicable Targets			Actual Performance
	Standard	Superior	Outstanding	
Consolidated earnings before interest and taxes	$126,100,000	$137,200,000	$144,000,000	$136,063,000
Return on invested capital	10.69%	10.74%	10.79%	10.65%
Consolidated earnings per diluted share	$ 1.66	$ 1.70	$ 1.74	$ 1.68
Free cash flow from operations	$ 35,000,000	$ 50,000,000	$ 60,000,000	$ 9,065,000
Manage legal expenses	$ 1,900,000	$ 1,800,000	$ 1,700,000	$ 2,587,000
Reduction in workers compensation expense	1.24%	1.17%	1.10%	1.17%
Service to inventory metric, which is a combined measurement of inventory levels as measured in days on hand and out-of-stock levels	0.00	5.00	10.00	5.69
Reduction in distribution expense as a percentage of net sales	0.18%	0.23%	0.28%	0.00%

In addition to the above-listed performance targets, certain of the Named Executive Officers had other performance goals that were specific to the individual for fiscal 2011 that are described in more detail below.

Determination of Annual Incentive Plan Payouts. The Compensation Committee reviews the performance of each Named Executive Officer during the performance period and determines the level of performance-based compensation, if any, to be awarded to each Named Executive Officer. This amount may not exceed the target for "outstanding" performance. However, the Compensation Committee may, in its discretion, award an amount less than an amount attributable to a certain level of performance that was attained.

The actual amount to be earned by the Named Executive Officer is determined and paid in a single lump sum in the first quarter of the fiscal year following the fiscal year in which the award is earned by the Named Executive Officer, unless the executive has previously elected to defer such compensation into the Deferral Compensation Plan.

While no targets were modified for the fiscal 2011 performance-based cash incentive payments, the Compensation Committee did approve the adjustment of our actual results for certain significant events including non-recurring expenses and restructuring efforts during fiscal 2011. As a result, our earnings before interest and taxes of $130.2 million and earnings per diluted share of $1.60 based on our fiscal 2011 consolidated financial statements were adjusted to $136.1 million and $1.68 per diluted share, respectively.

The total performance-based annual incentive award targeted for and earned by each of the Named Executive Officers for 2011 fiscal year performance, and the percentage of that amount to the Named Executive Officer's fiscal 2011 base salary and targeted award is set forth in the following table:

	Performance-Based Annual Incentive Payment		Actual Performance-Based Annual Incentive Payment	
Named Executive Officer	**Target**	**Actual**	**As a Percentage of Base Salary**	**As a Percentage of Target**
Steven L. Spinner	$798,250	$283,219	35.48%	35.48%
Mark E. Shamber	$360,500	$100,868	27.98%	27.98%
Joseph J. Traficanti	$336,000	$ 80,908	24.08%	24.08%
David A. Matthews	$254,167	$189,939	74.73%	74.73%
Sean F. Griffin	$345,050	$ 81,466	23.61%	23.61%

Details regarding the performance targets, the associated levels of performance and actual payout percentage for fiscal 2011 for each of our Named Executive Officers are included below.

Steven L. Spinner

	Annual Incentive Payout as % of Base Salary		
Individual Goals	**Standard**	**Superior**	**Outstanding**
Consolidated earnings before interest and taxes	6.0%	15.0%	30.0%
Return on invested capital	4.0%	10.0%	20.0%
Consolidated earnings per diluted share	6.0%	15.0%	30.0%
UNFI Canada projects including expansion by acquisition and increases in operating income	2.0%	5.0%	10.0%
Development of national platform for supply chain and operations units	2.0%	5.0%	10.0%
Total:	20%	50%	100%

Mark E. Shamber

	Annual Incentive Payout as % of Base Salary		
Individual Goals	**Standard**	**Superior**	**Outstanding**
Consolidated earnings before interest and taxes	6.0%	15.0%	30.0%
Return on invested capital	4.0%	10.0%	20.0%
Consolidated earnings per diluted share	6.0%	15.0%	30.0%
Free cash flow from operations	2.0%	5.0%	10.0%
Implementation of nationalized payroll platform and conversion of a division's primary financial reporting package	2.0%	5.0%	10.0%
Total:	20%	50%	100%

Joseph J. Traficanti

Individual Goals	Annual Incentive Payout as % of Base Salary		
	Standard	Superior	Outstanding
Consolidated earnings before interest and taxes	6.0%	15.0%	30.0%
Return on invested capital	6.0%	15.0%	30.0%
Manage legal expenses	4.0%	10.0%	20.0%
Reduction in workers compensation expense	2.0%	5.0%	10.0%
Development of policies and procedures related to our national food safety and quality assurance platform	2.0%	5.0%	10.0%
Total:	20%	50%	100%

David A. Matthews

Individual Goals	Annual Incentive Payout as % of Base Salary		
	Standard	Superior	Outstanding
Consolidated earnings before interest and taxes	4.0%	10.0%	20.0%
Return on invested capital	1.0%	2.5%	5.0%
UNFI Canada's earnings before interest and taxes(1)	12.0%	30.0%	60.0%
United States net sales for export(1)	3.0%	7.5%	15.0%
Total:	20%	50%	100%

(1) In setting the performance metrics applicable to Mr. Matthews based on the performance of our UNFI Canada division and our United States-based international sales, the Compensation Committee considered historic levels of performance for those categories and based the performance metric on results that were improvements over the prior year's results (extrapolated for a full fiscal year for UNFI Canada earnings before interest and taxes). We believe that one of the best indicators of how difficult a particular performance metric was to achieve is reflected in what level of payout the executive actually received with respect to the metric. Of the two performance metrics that we have not disclosed targets for with respect to Mr. Matthews, he achieved the "outstanding" performance level for the metric tied to our Canadian division's earnings before interest and taxes and achieved the "standard" performance level for the metric tied to net sales for export.

Sean F. Griffin

Individual Goals	Annual Incentive Payout as % of Base Salary		
	Standard	Superior	Outstanding
Consolidated earnings before interest and taxes	6.0%	15.0%	30.0%
Return on invested capital	6.0%	15.0%	30.0%
Service to inventory metric, which is a combined measurement of inventory levels as measured in days on hand and out-of-stock levels	3.0%	7.5%	15.0%
Reduction in distribution expense as a percentage of net sales	3.0%	7.5%	15.0%
Improving gross margin to 18.7%, implementing program to improve gross margin reporting, and generating $5 million in Clearvue marketing revenues	2.0%	5.0%	10.0%
Total:	20%	50%	100%

Long-term Equity-Based Incentive Program

Our core long-term incentive program in fiscal 2011 consisted of two elements: restricted stock units and stock options. In fiscal 2011, these long-term equity-based incentives were generally delivered to our Named Executive Officers as follows:

—20% of the value of their long-term equity-based incentive awards in stock options; and

—80% of the value of their long-term equity-based incentive awards in restricted stock units.

We believe that stock options and restricted stock units provide the Named Executive Officers with an incentive to improve our stock price performance and a direct alignment with stockholders' interests, as well as a continuing stake in our long-term success. In addition, because these equity awards vest ratably over time, we believe these awards provide strong incentives for the executives to remain employees of ours.

All of our equity awards are made pursuant to plans that have been approved by stockholders.

Timing of Awards. The Compensation Committee generally makes equity-based grants in September of each year when the Compensation Committee also approves changes to our executive officers' annual base salaries, if any, but after we have publicly released our preliminary results of operations for the recently completed fiscal year.

Determinations of Awards. The Compensation Committee reviews and approves annual equity-based awards for all of our eligible employees, including our Named Executive Officers. The Compensation Committee has previously adopted a method of determining award calculations based on percentages of base salary and performance-based compensation during the prior fiscal year dependent on the eligible employee's position within the company. The Compensation Committee may disregard these guideline ranges for an employee, including a Named Executive Officer, upon a determination that other factors should result in an equity award that exceeds or is less than the specified range based on the executive's position with us, although it has never done so. These factors may include consideration of competitive compensation data, a recent change in assigned duties, retention considerations or the historical performance of the executive. The Compensation Committee also considers the recommendations of members of senior management with respect to the mix of stock options and restricted stock units.

Similar to fiscal 2010, the Compensation Committee approved a total equity incentive award with a value equal to the sum of the Named Executive Officer's base salary and 50% of the performance-based annual incentive award earned by the executive for the previous fiscal year's performance.

Options. For the 2011 fiscal year, the Compensation Committee awarded stock option grants to our Named Executive Officers pursuant to the Company's 2002 Stock Incentive Plan. The grants were approved on September 10, 2010, following the September 8, 2010 release of our 2010 fiscal year results of operations. These stock options have exercise prices equal to the closing price of our common stock on the NASDAQ Global Select Market on the date of grant. The stock options vest in four equal annual installments beginning on the first anniversary of the date of grant and are shown in the table in *EXECUTIVE COMPENSATION TABLES—Grants of Plan-Based Awards in 2011.*

Restricted Stock Units. We also awarded restricted stock units to our Named Executive Officers pursuant to the Company's 2004 Equity Incentive Plan on September 10, 2010. The restricted stock units vest in four equal annual installments beginning on the first anniversary of the date of grant and are shown in the table in *EXECUTIVE COMPENSATION TABLES—Grants of Plan-Based Awards in 2011.*

Performance Shares and Performance Units. On March 14, 2011, the Compensation Committee granted Mr. Spinner a target award of 25,000 performance shares and 12,500 performance units, which would vest upon the Company achieving certain levels of earnings before interest and taxes and return on invested capital for the final six fiscal monthly periods of our fiscal year. To the extent that our performance exceeded the targets presented for the performance period ending July 30, 2011, up to an additional 25,000 performance shares and an additional 12,500 performance units with immediate vesting could be awarded. The targets to achieve vesting on 25,000 of the performance shares and 12,500 performance units were earnings before interest and taxes of $75.8 million and return on invested capital of 11.38%. For Mr. Spinner to achieve vesting on 50,000 performance shares and 25,000 performance units, the maximum possible under the grant, the Company needed to earn at least $82.6 million in earnings before interest and taxes with a return on invested capital of at least 11.72%. In the event that our earnings before interest and taxes or return on invested capital for the performance period were less than the targeted amounts of $75.8 million and 11.38%, respectively, Mr. Spinner could earn a lesser percentage of the award than the targeted amounts. The minimum earnings before interest and taxes required for the performance period in order for Mr. Spinner to have the opportunity to earn a portion of the award was $64.7 million. The minimum return on invested capital required for Mr. Spinner to have an opportunity to earn a portion of the award was 11.84%.

On September 6, 2011, the Compensation Committee determined that the Company's earnings before interest and taxes for the final six fiscal months of fiscal 2011 was $68.3 million and return on invested capital for the same period was 8.95%. These results were adjusted to exclude $5.8 million of the expenses associated with the restructuring of our conventional non-food and general merchandise lines of business, to include $0.7 million which was received through vendor discounts in previous fiscal years but was converted to interest income in the current year and to exclude the impact of our secondary public offering on our current liabilities. As adjusted, the Company's earnings before interest and taxes and return on invested capital for the six fiscal month period ended July 30, 2011 was $74.8 million and 11.25%, respectively. Upon comparing actual performance, adjusted as noted above, against the performance targets previously established by the Compensation Committee as discussed above, the Compensation Committee approved the vesting of 18,924 of the performance shares for Mr. Spinner, and forfeiture of the remaining target performance shares and all the target performance units, both effective as of the last day of the performance period.

Other Compensation and Benefits

Our Named Executive Officers are eligible for the same level and offering of benefits that we make available to other employees, including our ESOP, 401(k) plan, health care plan, life insurance plans, and other welfare benefit programs. In addition to the standard benefits offered to all employees, our Named Executive Officers are eligible to participate in the Deferral Plans. We provide our Named Executive Officers with the ability to defer compensation as a competitive pay practice so they may save in a non-qualified retirement plan in amounts greater than the amount permitted to be deferred under our 401(k) Plan. For a description of the Deferral Plans, see *EXECUTIVE COMPENSATION TABLES—Nonqualified Deferred Compensation—Fiscal 2011* below. We do not have any defined benefit pension plans available to our Named Executive Officers.

Perquisites and Other Benefits. We provide certain Named Executive Officers with perquisites and other benefits that we believe are reasonable and consistent with our overall executive compensation program. The costs of these benefits constitute only a small portion of each Named Executive Officer's total compensation and includes, for certain Named Executive Officers, contributions to our defined contribution plan, automobile allowances, corporate housing and commuting air travel reimbursement. We offer perquisites and other benefits that we believe to be competitive with benefits offered by companies with whom we compete for talent for purposes of recruitment and retention.

Fiscal 2012 Compensation Changes

For fiscal 2012, the Compensation Committee has made modifications to the Company's compensation program in an effort to even more closely align the Named Executive Officers' compensation with the interests of the Company's stockholders. While the components of the Company's compensation program remain base salary, performance-based annual cash incentive compensation, long-term equity-based incentive compensation and other compensation and benefits, some of the elements of these broader components have been changed for fiscal 2012.

Base salary. Base salary remains an important component of a Named Executive Officer's total compensation and for fiscal 2012, base salaries are generally targeted in the second quartile (25th to 50th percentiles) of the Company's comparator group identified above. Fiscal 2012 base salaries for each of the Company's Named Executive Officers, other than Sean Griffin, have been increased 3% over fiscal 2011 levels. Mr. Griffin's base salary for fiscal 2012 is up 20% over his fiscal 2011 base salary in response to findings from the Compensation Committee's compensation consultant that his unique role was determined to be below our targeted second quartile levels. Set out below are the fiscal 2011 and fiscal 2012 base salaries for the Named Executive Officers and the percentage change between the periods:

Named Executive Officer	Fiscal 2011 Base Salary	Fiscal 2012 Base Salary	Percentage Change
Steven L. Spinner	$798,250	$822,200	3%
Mark E. Shamber	$360,500	$371,315	3%
Joseph J. Traficanti	$336,000	$346,080	3%
David A. Matthews	$275,000	$283,250	3%
Sean F. Griffin	$345,050	$415,000	20%

Performance-based Annual Cash Incentive Compensation. For fiscal 2012, annual performance-based cash incentive awards for the Company's Named Executive Officers will be determined using a two-step process. First, an annual incentive plan pool will be established if (i) the Company's ratio of total debt to earnings before interest, taxes and depreciation does not exceed 3.0 and the Company is in compliance with its debt covenants and (ii) one or more of the Company's revenue, earnings per diluted share or working capital levels exceed certain targeted amounts. If these threshold conditions are met, the annual incentive pool will be funded and thereafter distributed among the participants, including the Named Executive Officers, based upon the individuals' respective achievements with respect to their annual incentive goals. These individual annual incentive goals differ for each participant based on their respective areas of responsibility, but generally include one or more company-level financial goals including earnings per diluted share, earnings before interest and taxes, free cash flow from operations, return on invested capital and revenue (the "Financial Goals") and one or more strategic goals tailored for each executive and his or her responsibilities (the "Strategic Goals"). For the Named Executive Officers, the Financial Goals make up 80% of each officer's targeted performance-based annual incentive compensation and the Strategic Goals make up the remaining 20%. Set forth below is the amount of annual incentive compensation, expressed as a percentage of base salary, that each Named Executive Officer could earn based on "threshold," "target," and "maximum" fiscal 2012 performance:

	Annual Incentive Payout as a % of Base Salary		
Named Executive Officer	**Threshold**	**Target**	**Maximum**
Steven L. Spinner	35%	75%	150%
Mark E. Shamber	35%	75%	150%
Joseph J. Traficanti	25%	50%	100%
David A. Matthews	25%	50%	100%
Sean F. Griffin	35%	75%	150%

Long-Term, Equity-Based Incentive Compensation. For fiscal 2012, the Compensation Committee has determined to add a performance-based restricted stock unit component to the Company's long-term, equity-based compensation. Accordingly, for fiscal 2012, the Company's Named Executive Officers have been awarded a mixture of time-vested stock options and restricted stock units and performance-based vesting restricted stock units. Each Named Executive Officer will be able to earn a targeted award equal to the sum of 125% of the executive's base salary for fiscal 2012 and 50% of the actual performance-based annual cash incentive paid to the executive for fiscal 2011 performance. The time-vested stock options will account for 30.33% of the total targeted dollar value of the award, the time-vested restricted stock units will account for 36.33% of the total targeted dollar value of the award and the performance-vested restricted stock units will account for 33.34% of the total targeted dollar value of the award. The time-vested stock options and time-vested restricted stock units will vest 25% per year over four years, and in the case of the stock options, have an exercise price equal to the fair market value of the Company's common stock on the date of grant. The performance-vested restricted stock units have a performance period of two years, and will only vest upon the achievement of an equally weighted predetermined level of return on capital for the Company's fiscal year ended August 3, 2012 and relative total stockholder return versus the Company's comparator group. The actual number of shares of common stock that a Named Executive Officer may receive on account of the performance-vested restricted stock units ranges from 0% of the targeted award to 200% of the targeted award.

In addition to the above-described, long-term, equity-based compensation, Mr. Spinner also has been awarded an additional performance-based restricted share and stock unit award for fiscal 2012. Effective September 12, 2011, the Compensation Committee granted Mr. Spinner an award of 25,000 performance shares and 12,500 performance units. The vesting of these performance shares and performance units are subject to the Company' attainment of certain levels of earnings before interest and taxes and return on invested capital for the performance period from July 31, 2011 through July 28, 2012. The actual number of performance shares and performance units that vest can range from 0% to 200% of the 37,500 granted.

Benefits and Other Compensation. There have been no material changes to the benefits and other compensation for the Named Executive Officers for fiscal 2012.

Other Programs, Policies and Considerations

Potential Impact on Compensation from Executive Misconduct

If the Board determines that a Named Executive Officer has engaged in fraudulent or intentional misconduct, the Board will take action to remedy the misconduct, prevent its recurrence, and impose such discipline on the wrongdoers as appropriate. Discipline would vary depending on the facts and circumstances, and may include, without limitation, (1) termination of employment, (2) initiating an action for breach of fiduciary duty, and (3) if the misconduct resulted in a significant restatement of the our financial results, seeking reimbursement of any portion of performance-based or incentive compensation paid or awarded to the Named Executive Officer that is greater than would have been paid or awarded if calculated based on the restated financial results. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities.

Recoupment (Clawback) Policy

We have adopted a recoupment policy applicable to our executive officers, including our Named Executive Officers, which provides that if we restate all or a portion of our financial statements within two years of filing the financial statements with the SEC, our Board or the Compensation Committee will, to the extent permitted by law, as it deems appropriate in its sole discretion require reimbursement of all or a portion of any bonus or incentive compensation paid or granted after May 28, 2009 to any executive officer or other officer covered by this policy. Our Board, or the Compensation Committee, also has the right in the event of such a restatement to cause the cancellation of equity-based incentive or bonus awards that had been granted to these individuals and to, in certain circumstances, seek reimbursement of any gains realized on the exercise of stock options or sales of shares of stock or payments received on account of restricted stock units or other awards payable in cash, in either case attributable to any awards that formed all or a portion of such bonus or incentive award.

Policy on Gross Up Payments in Connection with a Change in Control

On December 8, 2010, the Compensation Committee adopted a formal policy under which we may not enter into new or amended agreements which provide for "gross ups" for excise tax obligations payable by our executives upon termination of employment following a change in control. On the same date, we entered into amendments to the change in control agreement with each of Messrs. Spinner, Traficanti and Shamber to eliminate such "gross up" payments. As a result, none of our executives is a party to an agreement providing for "gross up" payments for excise taxes imposed upon termination following a change in control.

Stock Ownership Guidelines

The Compensation Committee believes stock ownership guidelines are a key vehicle for aligning the interests of management and our stockholders. A meaningful ownership stake by our Named Executive Officers demonstrated to our stockholders a strong commitment to the Company's success. Accordingly, the Compensation Committee established a policy that requires our Named Executive Officers and other senior officers to hold shares of stock in the Company in an amount that is determined in accordance with the same formula described above under *DIRECTOR COMPENSATION—Stock Ownership Requirement*, except that each Named Executive Officer's minimum share ownership level is based on equity grants made to such Named Executive Officer. The executive officers must maintain the minimum share holdings for as long as they are employed by the Company and serving as an Executive Officer. Executive officers, including Named Executive Officers, who served as executive officers in or prior to fiscal year 2004, when this requirement was instituted, were required to attain this level of stock ownership within three years. Executive officers, including Named Executive Officers, who were hired after fiscal year 2004, are required to attain this level of stock ownership within five years following their appointment as an executive officer.

Tax Deductibility of Compensation

When it reviews compensation matters, the Compensation Committee considers the anticipated tax and accounting treatment of various payments and benefits to the Company and, when relevant, to the executive. Internal Revenue Code Section 162(m) limits to $1 million the annual tax dedication for compensation paid to each of the chief executive officer and the three other highest paid executive officers employed at the end of the year (other than the chief financial officer). However, compensation that does not exceed $1 million during any fiscal year or that qualifies as "performance-based compensation" (as defined in Internal Revenue Code Section 162(m)) is deductible. The Compensation Committee considers these requirements and attempts to ensure that both cash and equity components of the Named Executive Officers' total compensation are tax deductible for the Company, to the maximum extent possible, by the use of stockholder-approved plans that are intended to comply, to the extent practicable, with Section 162(m) of the Code. However, our performance-based cash incentive plans have not historically been considered stockholder approved and therefore an award made under those plans to our Chief Executive Officer or any of our other three highest paid executive officers has not in the past been deducted by the Company to the extent that the officer's total compensation not exempt from the Section 162(m) limitation for the fiscal year in which the award was made exceeded $1,000,000. The Compensation Committee will continue to review and evaluate, as necessary, the impact of Section 162(m) on our executive compensation programs and the possibility of structuring a cash-based incentive program that would qualify as performance-based for purposes of Section 162(m) of the Code.

Employment Agreements

We are not a party to any currently effective employment agreement with any of our Named Executive Officers. We believe that, generally, employment agreements are not currently necessary in order to attract and retain talented personnel. However, due to the ever-changing marketplace in which we compete for talent, this practice is regularly reviewed by the Compensation Committee to help ensure that we remain competitive in our industry. We did, however, enter into an offer letter with Steven L. Spinner, our current President and Chief Executive Officer, that sets forth certain terms of Mr. Spinner's employment with us, and the Compensation Committee and our Board have approved our entering into severance agreements and change in control agreements with our executive officers. We may enter into employment agreements with executive officers in the future if the Compensation Committee determines that such arrangements are in our best interest at that time.

Severance Agreements

We are currently a party to severance agreements with all of our Named Executive Officers except Mr. Griffin. Each of the currently effective severance agreements includes confidentiality, non-competition and intellectual property assignment provisions. Outside the context of a Change in Control, if we terminate any of our Named Executive Officers for any reason other than Cause, death, or disability or such Named Executive Officer resigns for Good Reason, we would be required to pay to the executive (i) his base salary, as in effect as of the termination date of his employment, and (ii) provide certain medical benefits in each case for a period of one year following such termination. If we terminate Mr. Spinner without Cause, his agreement also requires us to pay (i) a pro rata portion of the bonus to which he would have been entitled for the year in which he was terminated, and (ii) an amount equal to the pro rata portion of his unvested balance in the ESOP, which would vest on the first anniversary of the date of Mr. Spinner's termination. If we terminate Mr. Spinner without Cause, a pro rata portion of the stock options awarded to Mr. Spinner and not vested and exercisable on or prior to the date of Mr. Spinner's termination that would otherwise become vested and exercisable on or prior to the first anniversary of the date of Mr. Spinner's termination, and any shares of restricted stock or restricted stock units granted to Mr. Spinner that would have had any restrictions thereon removed or vested on or prior to the first anniversary of the date of Mr. Spinner's termination, will, in either case, have any restrictions thereon removed or become vested, as the case may be. All such payments and vesting will be prorated based on the number of full calendar months that Mr. Spinner was employed as our President and Chief Executive Officer during the fiscal year in which he resigned or was terminated. In addition, if any of these severance payments cause Mr. Spinner to be subject to an excise tax under Section 4999 of the Code, we would be required under the terms of our severance agreement with him to reimburse to Mr. Spinner an amount equal to such excise taxes.

Change in Control Agreements

We are a party to change in control agreements with all of our Named Executive Officers and certain other executive officers. Given the fact that we do not have employment agreements with our Named Executive Officers, the Compensation Committee believes that the protections afforded in the severance agreements and change in control agreements, as applicable, are reasonable and are an important element in retaining executive officers. Under the terms of the change in control agreements, benefits to be paid upon a change in control are "double trigger," which requires both a Change in Control and a termination of the Named Executive Officer by us for a reason other than Cause, death or disability or a resignation by the Named Executive Officer for Good Reason within one year of the date of the Change in Control.

In the event of either a termination of a Named Executive Officer for a reason other than Cause, death or disability or his resignation for Good Reason within one year of the date of a Change in Control, the Named Executive Officer would be entitled to receive a lump sum payment equal to (i) a multiple of his base salary (multiple of 3, 2.99, 2.99, 1.5 and 1.5 for Messrs. Spinner, Shamber, Traficanti, Matthews and Griffin, respectively), as in effect at that time of his termination of employment, (ii) the average annual bonus paid to the executive for the three fiscal years prior to the date of his termination or resignation (or the average of the bonuses he has received if he will not have been employed by us for three years as of such date, or, if he has not yet been awarded an annual bonus for the previously completed year as of such termination date, then his target bonus for such year shall be included in the average), (iii) the pro rata portion of the target bonus for the fiscal year in which such termination or resignation occurred, and (iv) an amount equal to his unvested account balance in the ESOP. In addition, all of the executive's then outstanding but unvested equity awards will vest and, if applicable, become exercisable as of the date of termination or resignation. We will also be required to continue to provide each executive with medical benefits in effect as of the date of such termination or resignation for a period of three years following the termination or resignation. The provision of all such benefits will be subject to any restrictions under applicable law, including under Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"). In establishing the multiples of base salary and bonus that a terminated Named Executive Officer would be entitled to receive following his or her termination without Cause or for Good Reason, either before or within one year following a Change in Control, the Compensation Committee considered the need to be able to competitively recruit and retain talented executive officers who often-times seek protection against the possibility that they might be terminated without cause or be forced to resign for Good Reason following a Change in Control.

For purposes of the severance agreements and change in control agreements described above, the terms "Cause", "Good Reason" and "Change in Control" shall have the meanings set forth below.

"Cause" means (1) conviction of the executive under applicable law of any felony or any misdemeanor involving moral turpitude, (2) unauthorized acts intended to result in the executive's personal enrichment at the material expense of the Company or its reputation, or (3) any violation of the executive's duties or responsibilities to the Company which constitutes willful misconduct or dereliction of duty, or material breach of the confidentiality and non-competition restrictions contained in the severance agreements and change in control agreements.

"Good Reason" means, without the executive's express written consent, the occurrence of any one or more of the following: (1) the assignment of the executive to duties materially adversely inconsistent with his current duties, and failure to rescind such assignment within thirty (30) days of receipt of notice from the executive; (2) a material reduction in the executive's title, executive authority or reporting status; (3) a relocation more than 50 miles from the Company's offices in Providence, Rhode Island; (4) a reduction by the Company in the executive's base salary, or the failure of the Company to pay or cause to be paid any compensation or benefits under the severance or change in control agreement when due or under the terms of any plan established by the Company, and failure to restore such base salary or make such payments within five days of receipt of notice from the executive; (5) failure to include the Named Executive Officer in any new employee benefit plans proposed by the Company or a material reduction in the executive's level of participation in any existing plans of any type; provided that a Company-wide reduction or elimination of such plans shall not give rise to a "Good Reason" termination; or (6) the failure of the Company to obtain a satisfactory agreement from any successor to the Company with respect to the ownership of substantially all the stock or assets of the Company to assume and agree to perform the severance agreement or change in control agreement, as the case may be.

"Change in Control" means the happening of any of the following:

- any "person", including a "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but excluding the Company, any of its affiliates, or any employee benefit plan of the Company or any of its affiliates) is or becomes the "beneficial owner" (as defined in Rule 13(d)(3) under the Exchange Act), directly or indirectly, of securities of the Company representing the greater of 30% or more of the combined voting power of the Company's then outstanding securities;

- approval by the stockholders of the Company of a definitive agreement (1) for the merger or other business combination of the Company with or into another corporation if (A) a majority of the directors of the surviving corporation were not directors of the Company immediately prior to the effective date of such merger or (B) the stockholders of the Company immediately prior to the effective date of such merger own less than 60% of the combined voting power in the then outstanding securities in such surviving corporation or (2) for the sale or other disposition of all or substantially all of the assets of the Company; or

- the purchase of 30% or more of the Company's stock pursuant to any tender or exchange offer made by any "person", including a "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than the Company, any of its affiliates, or any employee benefit plan of the Company or any of its affiliates.

COMPENSATION COMMITTEE REPORT

We have reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on our review and discussion with management, we have recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and the Company's Annual Report on Form 10-K for the year ended July 30, 2011.

James P. Heffernan, Chair
Joseph M. Cianciolo
Gail A. Graham
Peter Roy

The foregoing Report of the Compensation Committee shall not be deemed "filed" for any purpose, including for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that Section. The Report of the Compensation Committee shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the "*Securities Act*"), or under the Exchange Act, regardless of any general incorporation language in such filing.

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table—Fiscal Years 2009-2011

The following table sets forth for each of the Named Executive Officers: (i) the dollar value of base salary and non-equity incentive compensation earned during the fiscal year indicated; (ii) the aggregate grant date fair value related to all equity-based awards made to the Named Executive Officer for the fiscal year; (iii) the change in pension value and non-qualified deferred compensation earnings during the fiscal year; (iv) all other compensation for the year; and (v) the dollar value of total compensation for the fiscal year.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	Nonqualified Deferred Compensation Earnings(3)	All Other Compensation	Total
Steven L. Spinner	2011	$797,803	$—	$2,378,538	$187,380	$283,219	$1,526	$ 86,634(4)	$3,735,100
President and	2010	775,000	—	789,774	189,634	456,320	211	80,095	2,291,034
Chief Executive Officer	2009	682,596	—	1,882,940	207,996	424,390	—	41,987	3,239,909
Mark E. Shamber	2011	360,298	—	363,069	84,722	100,868	698	16,739(5)	926,394
Senior Vice President,	2010	343,885	—	300,810	72,227	207,305	247	9,014	933,488
Chief Financial Officer and Treasurer	2009	297,000	—	265,032	62,399	157,974	391	6,950	789,746
Joseph J. Traficanti *Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary*	2011	335,096	—	327,474	76,387	80,909	—	24,363(6)	844,229
David A. Matthews *President of UNFI International*	2011	254,327	—	289,167	67,524	189,939	—	21,600(7)	822,557
Sean F. Griffin *Senior Vice President, National Distribution*	2011	344,857	—	300,015	70,057	81,466	769	12,863(8)	810,027

(1) Represents the full grant date fair value of awards of restricted stock units and stock options, and, with respect to Mr. Spinner, performance shares and performance share units, computed under ASC 718 granted to the Named Executive Officers during the fiscal year indicated. Generally, the grant date fair value is the amount that the Company would record as compensation expense in its financial statements over the award's vesting schedule, excluding the impact of service-based forfeiture assumptions. These amounts do not reflect the actual amounts that were paid to, or may be realized by, the Named Executive Officer for any of the fiscal years reflected. Refer to footnote 3 to the consolidated financial statements in our Annual Report on Form 10-K for the year ended July 30, 2011 for a discussion of the relevant assumptions used to determine the grant date fair value of these awards. The maximum potential grant date value of Mr. Spinner's award of performance shares and performance share units for fiscal 2011, 2010 and 2009 was $3,152,250, $0 and $1,999,000, respectively.

(2) Amounts shown for fiscal 2011 reflect payments under our 2011 Senior Management Cash Incentive Plan. For a discussion regarding the 2011 Senior Management Cash Incentive Plan, see *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis—Components of our Executive Compensation Program—Performance-Based Cash Incentive Compensation.*

(3) Amounts reported in this column represent earnings on deferred compensation that exceed 120% of the federal applicable long-term rate, which was 3.86%. These amounts as well as all other earnings on deferred compensation of the Named Executive Officers in fiscal 2011 are included in the table included under *Nonqualified Deferred Compensation—Fiscal 2011* under the column "Aggregate Earnings in Last Fiscal Year".

(4) Represents our contributions to a 401(k) account ($8,674), an automobile allowance ($4,800), an allowance for living expenses while in the area of our Corporate Headquarters in Providence, Rhode Island ($37,200), an amount received to "gross up" the two preceding benefits to offset the related tax obligations ($20,534), an allocation of shares under our ESOP ($8,674), our contributions to a 401(k) account ($8,086) and the provision of air travel from Mr. Spinner's home in Virginia to our Corporate Headquarters ($7,340).

(5) Represents an allocation of shares under our ESOP ($8,674) and our contributions to a 401(k) account ($8,065).

(6) Represents an allocation of shares under our ESOP ($8,674), our contributions to a 401(k) account ($8,520) and the provision of air travel from Mr. Traficanti's home in Virginia to our Corporate Headquarters ($7,169).

(7) Represents an allocation of shares under our ESOP ($8,674), our contributions to a 401(k) account ($7,731) and the provision of air travel from Mr. Matthew's home in Virginia to our Canadian facilities ($5,195).

(8) Represents an allocation of shares under our ESOP ($5,497) and our contributions to a 401(k) account ($7,366).

Grants of Plan-Based Awards in Fiscal 2011

The following table provides information about plan-based awards granted to the Named Executive Officers during the fiscal year ended July 30, 2011. Grants of stock options were made under the 2002 Stock Incentive Plan. Grants of restricted stock units, performance shares and performance share units were made under the 2004 Plan.

GRANTS OF PLAN-BASED AWARDS

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units ($)(3)	All Other Option Awards: Number of Securities Underlying Options (#)(4)	Exercise or Base Price of Option Awards ($/sh)(5)	Grant Date Fair Value of Stock and Option Awards ($)(6)
Name	**Grant Date**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Threshold (#)**	**Target (#)**	**Maximum (#)**				
Steven L. Spinner	9/10/2010	—	—	—	—	—	—	—	17,760	$33.90	187,380
	9/10/2010	—	—	—	—	—	—	23,670	—	—	802,413
	3/14/2011	—	—	—	—	37,500	75,000	—	—	—	3,152,250(7)
	N/A	159,650	399,125	798,250	—	—	—	—	—	—	—
Mark E. Shamber	9/10/2010	—	—	—	—	—	—	—	8,030	$33.90	84,772
	9/10/2010	—	—	—	—	—	—	10,710	—	—	363,069
	N/A	72,100	180,250	360,500	—	—	—	—	—	—	—
Joseph J. Traficanti	9/10/2010	—	—	—	—	—	—	—	7,240	$33.90	76,387
	9/10/2010	—	—	—	—	—	—	9,660	—	—	327,474
	N/A	67,200	168,000	336,000	—	—	—	—	—	—	—
David A. Matthews	9/10/2010	—	—	—	—	—	—	—	6,400	$33.90	67,524
	9/10/2010	—	—	—	—	—	—	8,530	—	—	289,167
	N/A	50,833	127,083	254,167	—	—	—	—	—	—	—
Sean F. Griffin	9/10/2010	—	—	—	—	—	—	—	6,640	$33.90	70,057
	9/10/2010	—	—	—	—	—	—	8,850	—	—	300,015
	N/A	69,010	172,525	345,050	—	—	—	—	—	—	—

(1) This column shows separately the possible payouts to the Named Executive Officers under the Company's 2011 Senior Management Cash Incentive Plan for the fiscal year ended July 30, 2011 for "standard", "superior" and "outstanding" performance. Actual amounts paid in September 2011 for these incentives are reflected in the table included under *Summary Compensation Table—Fiscal Years 2009-2011* under the column "Non-Equity Incentive Plan Compensation".

(2) This column shows the number of performance shares and performance units granted in fiscal 2011 to our President and Chief Executive Officer. Vesting of the performance shares and performance units was linked to our attaining certain levels of earnings before interest and taxes (dollars) and return on invested capital for the performance period beginning on January 30, 2011 and ending on July 30, 2011. At the conclusion of the performance period, and based on our actual results measured against the performance measures, 18,924 performance shares vested. The remaining performance shares and all of the performance units were forfeited.

(3) This column shows the number of restricted stock unit awards granted in fiscal 2011 to the Named Executive Officers. All of the restricted stock unit awards vest in four equal annual installments beginning on the first anniversary of the date of grant.

(4) This column shows the number of stock options granted in fiscal 2011 to the Named Executive Officers. These options expire ten years from the date of grant and vest and become exercisable in four equal annual installments beginning on the first anniversary of the date of grant.

(5) This column shows the exercise price of stock option awards, which was the closing price of the Company's common stock on the grant date.

(6) This column shows the full grant date fair value of restricted stock unit awards and stock options under ASC Topic 718 granted to the Named Executive Officers in fiscal 2011. Generally, the grant date fair value is the amount that the Company would record as compensation expense in its financial statements over the award's vesting schedule, excluding the impact of service based forfeiture assumptions.

(7) This amount represents the grant date fair value of awards of performance shares and performance share units calculated as 75,000 shares, the maximum payable under the awards, multiplied by the closing stock price on the date of grant, which was $42.03 per share.

Outstanding Equity Awards at 2011 Fiscal Year-End

The following table summarizes information with respect to holdings of stock options and stock awards by the Named Executive Officers as of July 30, 2011. This table includes unexercised and unvested stock options and unvested restricted stock units. Each equity grant is shown separately for each Named Executive Officer, except that incentive stock options and non-qualified stock options granted on the same date with the same material terms, including exercise price, vesting period and expiration date, are combined.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

		Option Awards				Stock Awards	
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Steven L. Spinner	9/16/2008	—	—	—	—	18,000	751,500
	9/16/2008	15,000	15,000	24.54	9/16/2018	—	—
	9/11/2009	—	—	—	—	24,376	1,017,698
	9/11/2009	6,155	18,467	24.30	9/11/2019	—	—
	9/10/2010	—	—	—	—	23,670	988,223
	9/10/2010	—	17,760	33.90	9/10/2020	—	—
Mark E. Shamber	6/23/2003	3,750	—	13.73	6/23/2013	—	—
	12/3/2003	3,750	—	18.66	12/3/2013	—	—
	12/1/2004	5,000	—	28.14	12/1/2014	—	—
	12/8/2005	3,000	—	25.37	12/8/2015	—	—
	1/27/2006	3,000	—	31.67	1/27/2016	—	—
	12/7/2006	6,000	—	36.60	12/7/2016	—	—
	12/6/2007	—	—	—	—	1,800	75,150
	12/6/2007	4,500	1,500	28.32	12/6/2017	—	—
	9/16/2008	—	—	—	—	5,400	225,450
	9/16/2008	4,500	4,500	24.54	9/16/2018	—	—
	9/11/2009	—	—	—	—	9,285	387,649
	9/11/2009	2,344	7,034	24.30	9/11/2019	—	—
	9/10/2010	—	8,030	33.90	9/10/2020	10,710	447,143
	9/10/2010						
Joseph J. Traficanti	4/20/2009	—	—	—	—	5,775	241,106
	6/19/2009	4,875	4,875	25.45	6/19/2019	—	—
	9/10/2010	—	—	—	—	9,660	403,305
	9/10/2010	—	7,240	33.90	9/10/2020	—	—
David A. Matthews	6/22/2009	—	—	—	—	4,500	187,875
	6/22/2009	3,250	3,250	25.14	6/22/2019	—	—
	9/10/2010	—	—	—	—	8,530	356,128
	9/10/2010	—	6,400	33.90	9/10/2020	—	—
Sean F. Griffin	1/4/2010	—	—	—	—	7,388	308,449
	1/4/2010	1,847	5,543	27.20	1/4/2020	—	—
	9/10/2010	—	—	—	—	8,850	369,488
	9/10/2010	—	6,640	33.90	9/10/2020	—	—

(1) All awards included in the table above vested or will vest in four equal annual installments beginning on the first anniversary of the date of grant, except awards granted to Mr. Shamber on December 1, 2004, which vested in full on December 1, 2004.

(2) Market value reflects the number of unvested shares of restricted stock or restricted stock units multiplied by $41.75 per share, the closing price of our common stock on the NASDAQ Global Select Market on July 29, 2011, the last business day of fiscal 2011.

Option Exercises and Stock Vested—Fiscal 2011

The following table summarizes information for the Named Executive Officers concerning exercise of stock options and vesting of restricted stock, restricted stock units, performance shares, and performance share units during the fiscal year ended July 30, 2011, including (i) the number of shares of stock underlying options exercised in fiscal 2011; (ii) the aggregate dollar value realized upon such exercises of stock options; (iii) the number of shares of stock received from the vesting of restricted stock, restricted stock units, performance shares and performance share units during fiscal 2011; and (iv) the aggregate dollar value realized upon the vesting of such restricted stock, restricted stock units, performance shares and performance share units.

OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
Steven L. Spinner	—	—	36,049	$1,308,775(3)
Mark E. Shamber	—	—	9,394	$ 229,046(4)
Joseph J. Traficanti	—	—	2,888	$ 125,195
David A. Matthews	—	—	2,250	$ 94,230
Sean F. Griffin	—	—	2,462	$ 90,429

(1) In connection with the vesting of restricted stock and restricted stock units (including Mr. Spinner's vested performance shares), our Named Executive Officers surrendered shares of stock to cover withholding taxes, which reduced the actual value received upon vesting. The number of shares surrendered during fiscal 2011 were: Mr. Spinner—12,877; Mr. Shamber—2,384; Mr. Griffin—824; Mr. Matthews—725; and Mr. Traficanti—934.

(2) Represents the product of the number of shares or shares underlying units vested and the closing price of our common stock on the NASDAQ Global Select Market on the vesting date.

(3) Mr. Spinner was awarded performance shares and performance units during the 2011 fiscal year, and 18,924 of the shares and none of the units vested effective July 30, 2011. Mr. Spinner has elected to defer 25% of his September 11, 2009 restricted stock unit award. One-quarter of that grant vested during fiscal 2011, and the value herein excludes the impact of that deferral. For each portion of these stock awards that vests but is deferred, the proportionate number of shares are allocated to Mr. Spinner's balance in the Deferred Stock Plan. See the *Nonqualified Deferred Compensation Table*.

(4) Mr. Shamber has elected to defer 25% of his December 7, 2006 stock award, and to defer 50% of his December 6, 2007 and September 11, 2009 restricted stock unit awards. One-quarter of each of these grants vested during fiscal 2011, and the value herein excludes the impact of these deferrals. For each portion of these stock awards that vests but is deferred, the proportionate number of shares are allocated to Mr. Shamber's balance in the Deferred Stock Plan. See the *Nonqualified Deferred Compensation Table*.

Pension Benefits

We do not maintain any defined benefit pension plans.

Nonqualified Deferred Compensation—Fiscal 2011

Our executive officers and directors are eligible to participate in the United Natural Foods Deferred Compensation Plan (the "*Deferred Compensation Plan*") and the United Natural Foods Deferred Stock Plan (the "*Deferred Stock Plan,*" collectively with the Deferred Compensation Plan, the "*Deferral Plans*").

The Deferral Plans were established to provide participants with the opportunity to defer the receipt of all or a portion of their compensation. The purpose of the Deferral Plans is to allow executives and non-employee directors to defer compensation to a non-qualified retirement plan in amounts greater than the amount permitted to be deferred under our 401(k) Plan. Under the Deferral Plans, only the payment of the compensation earned by the participant is deferred and there is no deferral of the expense in our financial statements related to the participants' earnings. We record the related compensation expense in the year in which the compensation is earned by the participants.

Under the Deferred Compensation Plan, participants may elect to defer a minimum of $1,000 and a maximum of 90% of base salary and 100% of bonuses, commissions, and effective January 1, 2007, share unit award, earned by the participants for the calendar year. Under the Deferred Stock Plan, which was frozen effective January 1, 2007, participants could elect to defer between 0% and 100% of their restricted stock awards. From January 1, 2009 to December 31, 2010, participants' cash-derived deferrals under the Deferred Compensation Plan earned interest at the 5-year certificate of deposit annual yield taken from the Wall Street Journal Market Data Center (as captured on the first and last business date of each calendar quarter and averaged) plus 3% credited and compounded quarterly. Effective January 1, 2011, participants may elect to allocate their cash-derived deferrals to certain measurement funds which track the performance of actual mutual funds and are treated as deemed investments. The earnings that would have been received if such actual investment had been made are credited to the participants' accounts in proportion to their hypothetical investments. The value of equity-based awards deferred under the Deferred Compensation and Deferred Stock Plans are based upon the performance of our common stock.

A participant in our Deferral Plans who terminates his or her employment with us due to retirement will be paid his or her Deferral Plan balances in a lump sum or in installments over a pre-determined period of time. A participant who terminates his or her employment with us due to disability (as defined in each of the Deferral Plans) will be paid his or her balances in a lump sum within 60 days after such participant is determined to have become disabled. Beneficiaries of a participant who dies before a complete payout of his or her Deferral Plan balances will receive a lump sum payment within 60 days after the Compensation Committee is provided with proof of death of such participant. A participants who terminates his or her employment with us for any other reason will receive payment of his or her Deferral Plan balances in a lump sum, within 60 days after either (a) the six-month anniversary of the date on which such participant's employment with us terminates, if such participant is a "key employee" under the Deferral Plans or (b) the date on which such participant's employment with us terminates, for all other participants.

The following table summarizes information regarding the non-qualified deferred compensation of the Named Executive Officers in fiscal 2011, including deferrals of salaries, performance-based cash incentive compensation, and restricted stock award and restricted stock unit compensation earned.

NONQUALIFIED DEFERRED COMPENSATION

Name	Plan	Executive Contributions in Last Fiscal Year (1)	Registrant Contributions in Last Fiscal Year	Aggregate Earnings in Last Fiscal Year (2)(3)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year End (4)
Steven L. Spinner	Deferred Compensation	$171,044	—	$11,882	—	$315,036
	Deferred Stock	68,851	—	15,943	—	84,794
Mark E. Shamber	Deferred Compensation	78,917	—	4,581	—	125,595
	Deferred Stock	102,299	—	58,350	—	327,612
Joseph J. Traficanti	Deferred Compensation	53,018	—	216	—	92,948
	Deferred Stock	—	—	—	—	—
David A. Matthews	Deferred Compensation	—	—	—	—	—
	Deferred Stock	—	—	—	—	—
Sean F. Griffin	Deferred Compensation	34,486	—	2,406	—	53,791
	Deferred Stock	—	—	—	—	—

(1) Amounts reported in this column are reported as compensation in the "Salary" and "Non-Equity Incentive Compensation" columns for fiscal 2011 of the table under *Summary Compensation Table—Fiscal Years 2009-2011.*

(2) Participants' non-equity deferrals under the Deferred Compensation Plan earned interest at the 5-year certificate of deposit annual yield taken from the Wall Street Journal Market Data Center (as captured on the first and last business date of each calendar quarter and averaged) plus 3% credited and compounded quarterly from August 1, 2010 through December 31, 2010. From January 1, 2011 through July 30, 2011, participants' non-equity deferrals earned returns based on the performance of certain measurement funds as allocated by the participants. Any amounts reflected in the "Aggregate Earnings in Last Fiscal Year" column for non-equity awards that had preferential earnings (in excess of 120% of the July 2011 "compounded annually" federal long-term rate) have been reported as compensation in the "Nonqualified Deferred Compensation Earnings" column in the *Summary Compensable Table—Fiscal Years 2009-2011.*

(3) The value of equity-based awards deferred under the Deferral Plans is based upon the performance of our common stock. For restricted stock and restricted stock units, earnings are calculated as follows: (i) number of vested shares deferred in fiscal 2011 valued at the change in the closing stock price from the date of vesting to the end of fiscal 2011 plus, (ii) the number of vested shares that were deferred prior to fiscal 2011, valued by the change in the closing stock price on the first day of fiscal 2011 to the last day of fiscal 2011. None of the amounts reflected in the "Aggregate Earnings in Last Fiscal Year" column for equity awards have been reported as compensation in table under *Summary Compensable Table—Fiscal Years 2009-2011* as a result of the fact that above-market or preferential earnings are not possible in connection with these items.

(4) This column includes the following amounts that previously have been reported as compensation in the table under *Summary Compensation Table—Fiscal Years 2009-2011* combined: Mr. Spinner—$215,756; Mr. Shamber—$91,342 Mr. Traficanti—$53,018; and Mr. Griffin—$34,486.

Potential Payments Upon Termination or Change-in-Control

The information below describes and quantifies the compensation that would become payable to each of our Named Executive Officers under existing plans and arrangements if the Named Executive Officer's employment had terminated on July 30, 2011, given the Named Executive Officer's compensation and service levels as of such date and, if applicable, based on our closing stock price on that date. These benefits are in addition to benefits generally available to salaried employees. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event and our stock price at the time of such event.

As discussed under *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis*, we have entered into severance agreements and change in control agreements with each of our Named Executive Officers.

If one of the Named Executive Officers were to die or become disabled, any nonvested shares of restricted stock and restricted stock units would become immediately vested, and any unexercisable stock options would be cancelled and forfeited. Any vested stock options exercisable at the time of death or disability would be exercisable for a period of time which ranges between one and three years, depending on the date of the grant, or until the grants' expiration date, if earlier.

For a description of termination provisions in the severance and change in control agreements, see *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis—Other Programs, Policies and Considerations—Change in Control Agreements*. In addition, the award agreements for long-term equity-based incentives also address some of these circumstances. The following table describes the potential payments as of July 30, 2011 upon termination of the Named Executive Officers. This table excludes potential payments related to our Deferral Plans, which are described in more detail in *Nonqualified Deferred Compensation—Fiscal 2011.*

BENEFITS UPON TERMINATION OF EMPLOYMENT

Payments Upon Termination	Employee Resignation for Good Reason	Termination Without Cause	Termination Without Cause, or Employee Resignation for Good Reason and Change in Control	Termination as a result of Death or Disability	Termination for Cause or Resignation for Other Than Good Reason
Steven L. Spinner					
Cash Severance Pay	$798,250(1)	$ 798,250(1)	$2,835,105(2)	$ —	$—
Medical Benefits	11,060(3)	11,060(3)	33,181(3)	—	—
Unvested ESOP	—	—	19,438(4)	—	—
Acceleration of Stock Options	—	271,345(5)	719,815(5)	—	—
Acceleration of Stock Awards	—	962,038(5)	2,757,421(5)	2,757,421(6)	—
Total	809,310	2,042,693	6,364,960	2,757,421	—
Mark E. Shamber					
Cash Severance Pay	$360,500(1)	$ 360,500(1)	$1,199,655(7)	$ —	$—
Medical Benefits	8,728(3)	8,728(3)	26,184(3)	—	—
Unvested ESOP	—	—	—(8)	—	—
Acceleration of Stock Options	—	115,541(5)	283,369(5)	—	—
Acceleration of Stock Awards	—	428,887(5)	1,135,391(5)	1,135,391(6)	—
Total	369,228	913,646	2,644,599	1,135,191	—
Joseph J. Traficanti					
Cash Severance Pay	$336,000(1)	$ 336,000(1)	$1,193,262(7)	$ —	$—
Medical Benefits	688(3)	688(3)	2,063(3)	—	—
Unvested ESOP	—	—	8,674(4)	—	—
Acceleration of Stock Options	—	53,940(5)	136,297(5)	—	—
Acceleration of Stock Awards	—	221,379(5)	644,411(5)	644,411(6)	—
Total	336,688	612,007	1,984,707	644,411	—
David A. Matthews					
Cash Severance Pay	$250,000(1)	250,000(1)	$ 547,673(9)	$ —	$—
Medical Benefits	11,119(3)	11,119(3)	33,356(3)	—	—
Unvested ESOP	—	—	8,674(4)	—	—
Acceleration of Stock Options	—	39,551(5)	104,223(5)	—	—
Acceleration of Stock Awards	—	182,969(5)	544,003(5)	544,003(6)	—
Total	261,119	483,639	1,237,929	544,003	—
Sean F. Griffin					
Cash Severance Pay	$ —	$ —	$ 617,575(9)	$ —	$—
Medical Benefits	—	—	33,356(3)	—	—
Unvested ESOP	—	—	5,497(4)	—	—
Acceleration of Stock Options	—	—	132,775(5)	—	—
Acceleration of Stock Awards	—	—	677,937(5)	677,937(6)	—
Total	—	—	1,467,140	677,937	—

(1) Amount represents continuation of the Named Executive Officer's base salary for one year following the assumed date of termination, but does not include any earned but unpaid cash incentive payment as of the assumed termination date.

(2) Amount represents the sum of (i) three times Mr. Spinner's base salary and (ii) the average of Mr. Spinner's cash incentive payments paid in up to the three years prior to the year in which his employment was assumed terminated, but does not include any earned but unpaid cash incentive payment as of the assumed termination date.

(3) Amount represents the value of continuing medical benefits for the Named Executive Officer and his dependents for a period of twelve months following a termination by the Company without Cause or a resignation by the Named Executive Officer for Good Reason, or in the case of termination by the Company without Cause or his resignation for Good Reason in either event within one year following a Change in Control, continuation of those benefits for three years following the termination date.

(4) Amount represents the value of the Named Executive Officer's ESOP account balance as of July 30, 2011, which would become 100% vested as of the termination date.

(5) Amount represents the intrinsic value of each unvested stock option, share of restricted stock or restricted stock unit outstanding on July 30, 2011, and which vests on an accelerated basis following the relevant termination event. These amounts are calculated by multiplying (i) the aggregate number of equity awards which vest on an accelerated basis by (ii) the amount by which $41.75 (the closing price of our common stock on July 29, 2011, the last business day prior to the end of fiscal 2011) exceeds the exercise price payable per award, if any.

(6) Amount represents the intrinsic value of each restricted stock unit outstanding on July 30, 2011, which vests on an accelerated basis following the death or disability (as defined in the 2004 Plan) of the Named Executive Officer. These amounts are calculated by multiplying (i) the aggregate number of equity awards which vest on an accelerated basis by (ii) the amount by which $41.75 (the closing price of our common stock on July 29, 2011, the last business day prior to the end of fiscal 2011) exceeds the exercise price payable per award, if any.

(7) Amount represents the sum of (i) 2.99 times the Named Executive Officer's base salary at the assumed termination date; and (ii) the average of the Named Executive Officer's cash incentive payments paid in up to the three years prior to the year in which his employment was assumed terminated, but does not include any bonus earned but not paid as of the assumed termination date.

(8) The Named Executive Officer is already fully vested in his or her ESOP account balance as of July 30, 2011. Therefore no incremental benefit would be realized as a result of a change in control.

(9) Amount represents the sum of (i) 1.5 times the Named Executive Officer's base salary at the assumed termination date; and (ii) the average of the officer's cash incentive payments paid in up to the three years prior to the year in which his employment was assumed terminated, but does not include any bonus earned but not paid as of the assumed termination date.

Equity Compensation Plan Information

Vesting requirements for equity compensation awards made under the 2004 Equity Incentive Plan and the 2002 Stock Incentive Plan are at the discretion of our Board of Directors and are typically four years with graded vesting for employees and two years with graded vesting for non-employee directors. The maximum term of all incentive stock options granted under the 2002 Stock Incentive Plan and non-statutory stock options granted under the 2002 Stock Incentive Plan is ten years from the date of grant. The maximum term for options under the 1996 Stock Option Plan is determinable by the Compensation Committee, and all options granted had a term of ten years. We typically issue new shares of common stock to satisfy equity award transactions, however during fiscal 2010 we did issue shares from treasury for certain transactions. Shares that were covered by forfeited awards are returned to the pool of shares available for granting within that plan.

2004 Equity Incentive Plan

The 2004 Equity Incentive Plan, as amended in 2009 and again in 2010 with the approval of the Company stockholders, provides for the issuance of up to 2,500,000 equity-based compensation shares.

2002 Stock Incentive Plan and 1996 Stock Option Plan

The 2002 Stock Incentive Plan was adopted by the Board of Directors in October 2002 and approved by stockholders in December 2002. Under the 2002 Stock Incentive Plan, 2,800,000 shares of common stock were authorized for issuance. The 1996 Stock Option Plan was originally adopted by the Board of Directors and approved by stockholders in July 1996. Under the 1996 Stock Option Plan as amended and restated, a total of 5,000,000 shares of common stock were authorized for issuance.

Employee Stock Ownership Plan

The ESOP was adopted by the Board of Directors and approved by stockholders in November 1988. This plan enables the Company to acquire shares of outstanding common stock of the Company for the benefit of eligible employees. In connection with the ESOP, we established the ESOT to hold the acquired shares of our common stock. As discussed under "Certain Relationships and Related Transactions," we originally acquired 4,400,000 shares of our outstanding common stock from certain stockholders in exchange for a promissory note, for which we guarantee payment. As this promissory note is repaid, the shares of common stock held by the ESOT are released in proportion to the amount of principal and interest paid on the promissory note. These released shares are allocated among the accounts of eligible employees. The shares of common stock in an employee's account generally vest after five years of qualified employment (as defined in the ESOP) or upon death or disability.

As of July 30, 2011, approximately 3,858,000 shares of common stock have been allocated or released for allocation to employees.

PROPOSAL 2—RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board, upon the recommendation of the Audit Committee, has selected KPMG LLP as our independent registered public accounting firm for the fiscal year ending July 28, 2012, subject to ratification by stockholders at the annual meeting. Stockholder ratification of the selection of KPMG LLP as our independent registered public accounting firm is not required by law or otherwise. However, the Board is submitting the selection of KPMG LLP to stockholders for ratification as a matter of good corporate governance. If stockholders do not ratify the selection of KPMG LLP, the Board will reconsider the matter.

Representatives of KPMG LLP, which served as our independent registered public accounting firm for the fiscal year ended July 30, 2011, will be present at the annual meeting to respond to appropriate questions and to make such statements as they may desire.

The Board unanimously recommends that stockholders vote "FOR" ratification of the selection of KPMG LLP as our independent registered public accounting firm for fiscal 2012. Proxies received by the Board will be voted "FOR" ratification unless a contrary choice is specified in the proxy.

Fees Paid to KPMG LLP

In addition to retaining KPMG LLP to audit our financial statements for fiscal 2011, we engaged the firm from time to time during the year to perform other services. The following table sets forth the aggregate fees billed by KPMG LLP in connection with services rendered during the last two fiscal years.

Fee Category	Fiscal 2011	Fiscal 2010
Audit Fees	$1,225,150	$ 961,400
Audit-Related Fees	37,000	77,000
Tax Fees	121,500	81,000
All Other Fees	—	35,000
	$1,383,650	$1,154,400

Audit Fees consists of fees billed for professional services rendered in connection with the audit of our annual financial statements, including fees related to KPMG LLP's assessment of internal control over financial reporting, the review of the interim financial statements included in quarterly reports and services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements. Fees for audit services in fiscal 2011 include fees billed for professional services related to our secondary public offering of our common stock during the fiscal year. Fees for audit services in fiscal 2010 includes fees billed for professional services related to review of responses to our SEC comment letter as well as our filing registration statements on Forms S-3 and S-8 during fiscal 2010.

Audit-Related Fees consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees." These services include employee benefit plan audits, accounting consultations in connection with acquisitions, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax Fees consists of fees billed for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal and state tax compliance, tax audit defense and mergers and acquisitions.

All Other Fees consists of fees for services other than the services reported above. In fiscal 2011, no services other than those discussed above were provided by KPMG LLP. In fiscal 2010, we utilized

KPMG LLP for certain due diligence manners related to our purchase of certain assets from SunOpta, Inc.

The Audit Committee has considered whether the provision of the non-audit services described above by KPMG LLP is compatible with maintaining auditor independence and determined that KPMG LLP's provision of non-audit services did not compromise its independence as our independent registered public accounting firm.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services

In accordance with its charter, the Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by KPMG LLP. These services may include audit services, audit-related services, tax services and other related services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. KPMG LLP and management are required to periodically report to the Audit Committee regarding the extent of services provided by KPMG LLP in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. During fiscal 2011, all services provided by KPMG LLP were pre-approved by the Audit Committee in accordance with this policy.

PROPOSAL 3—ADVISORY VOTE ON EXECUTIVE COMPENSATION

As described in *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis*, the Compensation Committee's goal in setting executive compensation is to provide a compensation program that attracts individuals with the skills necessary for us to achieve our business plan, motivates our executive talent, rewards those individuals fairly over time for performance that enhances stockholder value and retains those individuals who continue to perform at or above the levels that are deemed necessary to ensure our success. Our compensation program is also designed to reinforce a sense of ownership in our company, urgency with respect to meeting deadlines and overall entrepreneurial spirit and to link rewards, including both short-term and longer term awards, as well as cash and non-cash awards, to measurable corporate and individual performance metrics established by our Compensation Committee. In applying these principles, we seek to integrate compensation with our short- and long-term strategic plans and to align the interests of our executives with the long-term interests of our stockholders.

Our compensation programs are designed so that they maintain a pay-for-performance incentive program but do not include compensation mix overly weighted toward annual incentives, highly leveraged short-term incentives, uncapped or "all or nothing" bonus payouts or unreasonable performance goals. Our cash and equity incentive programs include several design features that reduce the likelihood of excessive risk-taking, including the use of reasonably obtainable and balanced performance metrics, maximum payouts at levels deemed appropriate, a carefully considered "peer group" to assure our compensation practices are measured and appropriately competitive, and significant weighting towards long-term incentives that promote longer-term goals and reward sustainable stock, financial and operating performance, especially when combined with our executive stock ownership guidelines. Additionally, our executive compensation recoupment policy allows us to recover bonus payments and certain equity awards under certain circumstances, and compliance and ethical behaviors are factors considered in all performance and bonus assessments.

Stockholders are urged to read the Compensation Discussion and Analysis, which discusses how our compensation policies and procedures implement our compensation objectives and philosophies, as well as the table under *EXECUTIVE COMPENSATION TABLES—Summary Compensation Table—Fiscal Years 2009-2011* and other related compensation tables and narrative disclosure which describe the compensation of our Named Executive Officers in fiscal 2011.

The Compensation Committee and the Board believe that the policies and procedures articulated in the Compensation Discussion and Analysis are effective in aligning the interests of our executives with those of our stockholders and in incentivizing performance that supports our short- and long-term strategic objectives, and that the compensation of our Named Executive Officers in fiscal 2011 reflects and supports these compensation policies and procedures.

As required by Section 14A of the Securities Exchange Act of 1934, as amended and as a matter of good corporate governance, stockholders will be asked at the annual meeting to approve the following advisory resolution:

> RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion is hereby APPROVED.

This advisory vote, commonly referred to as a "say-on-pay" advisory vote, is non-binding on the Board. Although non-binding, the Board and the Compensation Committee will review the voting results and take them into consideration when making future decisions regarding our executive compensation programs.

The Board unanimously recommends that stockholders vote "FOR" the advisory vote on executive compensation. Proxies received by the Board will be voted "FOR" the advisory vote on executive compensation unless a contrary choice is specified in the proxy.

PROPOSAL 4—ADVISORY VOTE ON THE FREQUENCY OF ADVISORY VOTES ON EXECUTIVE COMPENSATION

In Proposal 4, the Board is asking stockholders to cast a non-binding advisory vote on how frequently say-on-pay votes should be held in the future. Stockholders will be able to cast their votes on whether to hold say-on-pay votes every one, two or three years. Alternatively, you may abstain from casting a vote.

You may cast your vote on your preferred voting frequency by voting on the resolution set forth below of once every one year, two years or three years, or you may abstain from voting.

> RESOLVED, that the option of once every one year, two years, or three years that receives the highest number of votes cast for this resolution will be determined to be the preferred frequency with which the Company is to hold an advisory stockholder vote to approve the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion.

Although this advisory vote is not binding on the Board, the Board will carefully consider and expects to be guided by the alternative that receives the most stockholder support in determining the frequency of future say-on-pay votes. Notwithstanding the outcome of the stockholder vote, the Board may in the future decide to conduct advisory votes on a more or less frequent basis and may vary its practice based on factors such as discussions with stockholders and the adoption of material changes to compensation programs.

While our executive compensation programs are designed to promote a long-term connection between pay and performance, after careful consideration of the frequency alternatives, the Board believes that conducting advisory votes on executive compensation every one year is appropriate for us and our stockholders at this time.

The Board unanimously recommends that stockholders vote for the frequency of "ONE YEAR" on the advisory vote on the frequency of advisory votes on executive compensation. Proxies received by the Board will be voted for "ONE YEAR" unless a contrary choice is specified in the proxy.

PROPOSAL 5—SHAREHOLDER PROPOSAL: SUCCESSION PLANNING

We have been advised that International Brotherhood of Teamsters General Fund, 25 Louisiana Avenue, NW, Washington, DC 20001, beneficial owner of 185 shares of our common stock, intends to present the following proposal for consideration at the annual meeting. The proponent's resolution and supporting statement are quoted verbatim below. We are not responsible for the content of the proponent's proposal or supporting statement.

Proponent's Proposal and Supporting Statement

RESOLVED: That the shareholders of United Natural Foods, Inc., (or "Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Principles ("Principles") to adopt and disclose a written and detailed succession planning policy, including the following specific features:

- The Board of Directors will review the plan annually;
- The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
- The Board will identify and develop internal candidates;
- The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually; and,
- The Board will annually produce a report on its succession plan to shareholders.

SUPPORTING STATEMENT: CEO succession is one of the primary responsibilities of the Board of Directors. A recent study published by the National Association of Corporate Directors (NACD) quoted a director of a large technology firm: "A board's biggest responsibility is succession planning. It's the one area where the board is completely accountable, and the choice has significant consequences, good and bad, for the corporation's future." (*The Role of the Board in CEO Succession: A Best Practices Study, 2006*).

The NACD report identified several best practices and innovations in CEO succession planning. The report found that boards of companies with successful CEO transitions are more likely to have well-developed succession plans that are put in place well before a transition, are focused on developing internal candidates and include clear candidate criteria and a formal assessment process.

We are concerned that the Company's current Principles lack a well-developed succession plan that includes specific best practices and appear to delegate to the CEO sole responsibility for identifying potential successors, effectively limiting the Board's role to that of reviewing the CEO's recommendations. The current Principles state:

> "The CEO reports to the Board periodically on succession planning and leadership development, and provides the Board with recommendations of potential successors. The CEO also makes available to the Board, on a continuing basis, recommendations regarding who should assume the position of CEO in the event that he/she becomes unable or unwilling to perform the duties of this position."

While we believe it is important for the CEO to have input in succession planning, we believe the Board should be responsible for identifying and developing internal candidates, including developing criteria that reflects the Company's business strategy and using a formal assessment process to evaluate candidates.

Our proposal is intended to have the Board take ownership of succession planning and adopt a written policy containing several specific best practices in order to ensure a smooth transition in the even [sic] of the CEO's departure.

We urge shareholders to vote FOR our proposal.

The Company's Statement in Opposition to Proposal 5

Our Board of Directors opposes Proposal 5 because it is unnecessary, could expose us to competitive harm, and is not in the best interests of our stockholders. Our Board of Directors understands that managing the succession of our senior leadership is one of its essential roles, and it believes that it has an effective succession planning process in place. Therefore, our Board of Directors recommends that stockholders vote "**AGAINST**" the adoption of Proposal 5.

Our formal leadership succession planning process is set forth in our Corporate Governance Principles and requires our Board of Directors to review and monitor leadership succession plans for the position of CEO and other senior leadership positions. Our Corporate Governance Principles require our CEO to report to our Board of Directors periodically on succession planning and leadership development and to provide recommendations of potential successors to senior leadership positions, including CEO. Using these processes, our Board of Directors has developed a senior leadership succession methodology to ensure continuity and maintain the superior quality of our leadership team in the event of a planned or unplanned departure of our CEO or other senior leadership. Our Board of Directors periodically reviews its leadership succession plan in light of our business strategy, market trends and the competitive landscape for recruiting talent.

Our Board of Directors believes that it is in our best interest to maintain flexibility when planning for leadership succession and making executive employment decisions. Our Board of Directors believes that the flexibility offered by its current succession planning process allows our Board of Directors to act in our best interest without the constraints of arbitrary rules such as the three-year non-emergency CEO succession planning contained in Proposal 5.

Proposal 5 would require us to report to our stockholders annually on our Board of Directors' succession plan. For such a report to be meaningful to our stockholders, we would have to publicly disclose confidential and sensitive information such as our business strategy and outlook, our most promising internal candidates, any desirable external candidates and other factors that our Board of Directors currently considers in the succession planning process. Our Board of Directors believes that revealing such confidential and sensitive information would be competitively harmful to us and not in the best interest of our stockholders. For instance, if we are required to publicly identify potential successors to our CEO we would aid our competitors in identifying our high-value executives. Furthermore, executives that are not identified as potential successors may choose voluntarily to terminate their employment with us causing us to lose the services of employees whose service we value even though our Board of Directors may not believe they are a candidate to succeed our CEO.

For the reasons set forth above, our Board of Directors recommends that stockholders vote "**AGAINST**" the adoption of Proposal 5.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers and holders of more than 10% of our common stock ("Reporting Persons") to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities. To the Company's knowledge, based solely on review of copies of such reports furnished to the Company during the fiscal year ended July 30, 2011, all Section 16(a) filing requirements applicable to the Reporting Persons were complied with, except that Peter A. Roy inadvertently was late filing a report on Form 4 for the acquisition of stock options and restricted stock units and the vesting of restricted stock units that occurred on September 10, 2010

Stockholder Proposals for the 2012 Annual Meeting of Stockholders

Any proposal that a stockholder wishes to be considered for inclusion in our proxy statement for the 2012 Annual Meeting of Stockholders must be submitted to our corporate secretary, Joseph J. Traficanti, at 313 Iron Horse Way, Providence, Rhode Island 02908, no later than the close of business on July 5, 2012. We strongly encourage stockholders interested in submitting a proposal to contact legal counsel with regard to the detailed requirements of applicable securities laws. Submitting a stockholder proposal does not guarantee that we will include it in our proxy statement.

Our bylaws establish an advance notice procedure with regard to stockholder proposals and director nominations. If a stockholder wishes to present a proposal before the 2012 Annual Meeting of Stockholders, but does not wish to have the proposal considered for inclusion in our proxy statement, such stockholder must give written notice to our corporate secretary at the address noted above. Our corporate secretary must receive such notice not less than 60 days nor more than 90 days prior to the 2012 Annual Meeting of Stockholders, provided that in the event that less than 70 days' notice or prior public disclosure of the date of the 2012 Annual Meeting of Stockholders is given or made, notice by the stockholder must be received not later than the close of business on the 10th day following the date on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever occurs first. The stockholder's submission must include certain specified information concerning the proposal and the stockholder, including such stockholder's ownership of our common stock. As we will not entertain any proposals at the annual meeting that do not meet these requirements, we strongly encourage stockholders to seek advice from legal counsel before submitting a proposal.

THE BOARD HOPES THAT STOCKHOLDERS WILL ATTEND THE ANNUAL MEETING ON THE INTERNET THROUGH A VIRTUAL WEB CONFERENCE. REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE ANNUAL MEETING, YOU ARE URGED TO VOTE VIA THE INTERNET, BY TELEPHONE, OR BY COMPLETING, SIGNING, DATING AND RETURNING THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE TO ENSURE THAT YOUR SHARES ARE REPRESENTED AT THE MEETING. STOCKHOLDERS OF RECORD, OR BENEFICIAL STOCKHOLDERS NAMED AS PROXIES BY THEIR STOCKHOLDERS OF RECORD, WHO ATTEND THE MEETING MAY REVOKE THEIR PROXIES AND CAST THEIR VOTES ELECTRONICALLY OVER THE INTERNET DURING THE MEETING.

By Order of the Board of Directors,

Michael S. Funk,
Chair of the Board

November 2, 2011




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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended July 30, 2011

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 0-21531

UNITED NATURAL FOODS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**05-0376157**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

313 Iron Horse Way, Providence, RI 02908
(Address of principal executive offices)(Zip Code)

Registrant's telephone number, including area code:
(401) 528-8634

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, par value $0.01 per share	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒	Accelerated Filer ☐
Non-accelerated Filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant was $1,779,987,744 based upon the closing price of the registrant's common stock on the Nasdaq Global Select Market® on January 28, 2011. The number of shares of the registrant's common stock, par value $0.01 per share, outstanding as of September 9, 2011 was 48,494,565.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on December 13, 2011 are incorporated herein by reference into Part III of this Annual Report on Form 10-K.

UNITED NATURAL FOODS, INC.

FORM 10-K

TABLE OF CONTENTS

PART I.

ITEM 1. BUSINESS

Overview

We believe we are the leading distributor based on sales of natural, organic and specialty foods and non-food products in the United States and Canada, and that our twenty-eight distribution centers, representing approximately 7.6 million square feet of warehouse space, provide us with the largest capacity of any North American-based distributor in the natural, organic and specialty products industry. We carry more than 60,000 high-quality natural, organic and specialty products, consisting of national, regional and private label brands in six product categories: grocery and general merchandise, produce, perishables and frozen foods, nutritional supplements and sports nutrition, bulk and foodservice products and personal care items. We serve more than 23,000 customer locations primarily located across the United States and Canada which can be classified as follows:

- independently owned natural products retailers, which include buying clubs;
- supernatural chains, which consist solely of Whole Foods Market, Inc. ("Whole Foods Market");
- conventional supermarkets and mass market chains; and
- other, which includes foodservice and international customers outside of Canada.

We were the first organic food distribution network in the United States designated as a "Certified Organic Distributor" by Quality Assurance International, Inc. ("QAI"), an organic certifying agency accredited by the United States Department of Agriculture ("USDA"). This process involved a comprehensive review by QAI of our operating and purchasing systems and procedures. This certification covers all of our broadline distribution centers in the United States, except our primarily specialty product distribution centers in Harrison, Arkansas and Leicester, Massachusetts. Four of our Canadian distribution centers are certified by either QAI or Ecocert Canada, while the remaining Canadian distribution center sells only Kosher foods and is therefore not certified organic.

Since the formation of our predecessor in 1976, we have grown our business both organically and through acquisitions which have expanded our distribution network, product selection and customer base. Since fiscal 2001, our net sales have increased at a compounded annual growth rate ("CAGR") of 16.1%. In recent years, our sales to existing and new customers have increased through the continued growth of the natural products industry in general, increased market share as a result of our high-quality service and broader product selection, the expansion of our existing distribution centers, the construction of new distribution centers and the development of our own line of natural and organic branded products. Through these efforts, we believe that we have broadened our geographic penetration, expanded our customer base, enhanced and diversified our product selection and increased our market share.

We have been the primary distributor to Whole Foods Market, for more than 13 years. Effective June 2010, we amended our distribution agreement with Whole Foods Market to extend the term of the agreement for an additional seven years. Under the terms of the amended agreement, we will continue to serve as the primary wholesale natural grocery distributor to Whole Foods Market in its United States regions where we were serving as the primary distributor at the time of the amendment. The amendment extended the expiration date of the agreement from September 25, 2013 to September 25, 2020. On July 28, 2010, we announced that we had entered into an asset purchase agreement under which we agreed to acquire certain assets of Whole Foods Distribution, Inc. previously used for their self-distribution of non-perishables in their Rocky Mountain and Southwest regions, and to become the primary distributor in these regions. We closed this transaction in late September 2010 in the case of the Southwest region and early October 2010 in the case of the Rocky Mountain region. We now serve as the primary distributor to Whole Foods Market in all of its regions in the United States, and have amended our distribution agreement with Whole Foods Market effective October 11, 2010 to include these regions.

In June 2010, we acquired certain Canadian food distribution assets (the "SDG assets") of the SunOpta Distribution Group business ("SDG") of SunOpta Inc. ("SunOpta"), through our wholly-owned subsidiary, UNFI Canada, Inc. ("UNFI Canada"). With the acquisition, we became the largest distributor of natural, organic and specialty foods, including kosher foods, in Canada. This was a strategic acquisition as UNFI Canada provides us with an immediate platform for growth in the Canadian market.

The ability to distribute specialty food items (including ethnic, kosher and gourmet) has accelerated our expansion into a number of high-growth business segments and provided immediate market share in the fast-growing specialty foods market. Due to our expansion into specialty foods, during fiscal 2010 and 2011 we gained new business with a number of conventional supermarkets that previously had not done business with us because we did not distribute specialty products, including our recently announced distribution agreement with Safeway, Inc. ("Safeway"). We believe that the distribution of these products enhances our conventional supermarket business channel and that our complementary product lines present opportunities for cross-selling.

On June 9, 2011, we entered into an asset purchase agreement with L&R Distributors, Inc. ("L&R") pursuant to which we have agreed to sell our conventional non-foods and general merchandise lines of business, including certain inventory related to these product lines. This divestiture will allow us to concentrate on our core business of the distribution of natural, organic, and specialty foods and products, which have now been fully transitioned throughout our national distribution footprint. We expect this divestiture and related closure of the Harrison, Arkansas facility will be accretive to net income, excluding the restructuring and impairment charges that were incurred in fiscal 2011 and that we expect to incur in fiscal 2012 as described below in more detail, by approximately $1.5 to $2.0 million annually. See "Our Operating Structure—Wholesale Division" for further information regarding our distribution business.

We operate 12 natural products retail stores within the United States, located primarily in Florida (with two locations in Maryland and one in Massachusetts), through our subsidiary doing business as Earth Origins Market ("EOM"). We also operate one natural product retail store, Drive Organics, in Vancouver, British Columbia. We believe that our retail business serves as a natural complement to our distribution business because it enables us to develop new marketing programs and improve customer service. In addition, our subsidiary doing business as Woodstock Farms Manufacturing specializes in the international importation, roasting, packaging and distribution of nuts, dried fruit, seeds, trail mixes, granola, natural and organic snack items and confections.

We are a Delaware corporation based in Providence, Rhode Island and we conduct business through our various wholly owned subsidiaries. We operated twenty-eight distribution centers at 2011 fiscal year end, including our Harrison, Arkansas facility which we will be closing following the completion of the divestiture of our conventional non-foods and general merchandise lines of business. We believe that our distribution centers provide us with the largest capacity of any distributor of natural, organic and specialty products in the United States or Canada. In September 2010, our distribution center located in Lancaster, Texas commenced operations. In October 2010 we assumed the operations at a distribution center located in Aurora, Colorado in connection with our asset purchase agreement with Whole Foods Distribution. With the opening of these two facilities and following our acquisition in Canada in June 2010, we have increased our distribution capacity to approximately 7.6 million square feet. Unless otherwise specified, references to "United Natural Foods," "we," "us," "our" or "the Company" in this Annual Report on Form 10-K include our consolidated subsidiaries. See the financial statements and notes thereto included in "Item 8. Financial Statements and Supplementary Data" of this Report for information regarding our financial performance.

The Natural Products Industry

The natural products industry encompasses a wide range of products including organic and non-organic foods, nutritional, herbal and sports supplements, toiletries and personal care items, naturally-based cosmetics, natural/homeopathic medicines, pet products and cleaning agents. According to *The Natural Foods Merchandiser*, a leading natural products industry trade publication, sales for all types of natural products were $81 billion in 2010, a growth of $5 billion or approximately 7% from 2009. We believe the growth rate of the natural products industry has outpaced the growth of the overall food-at-home industry as a result of the increasing demand by consumers for a healthy lifestyle, food safety and environmental sustainability.

Our Operating Structure

Our operations are comprised of three principal operating divisions. These operating divisions are:

- our wholesale division, which includes our broadline natural, organic and specialty distribution business in the United States; UNFI Canada, which is our natural, organic and specialty business in Canada; Albert's Organics, Inc. ("Albert's"), which is a leading distributor within the United States of organically grown produce and perishable items; and Select Nutrition, which distributes vitamins, minerals and supplements;
- our retail division, consisting of EOM, which operates our 12 natural products retail stores within the United States; and
- our manufacturing division, consisting of Woodstock Farms Manufacturing, which specializes in the international importation, roasting, packaging and distribution of nuts, dried fruit, seeds, trail mixes, granola, natural and organic snack items and confections, and our Blue Marble Brands product lines.

Wholesale Division

Our broadline distribution business is organized into three regions—our Eastern Region, our Western Region and our Canadian region. We distribute natural, organic and specialty products in all of our product categories to customers in the Eastern and Midwestern portions of the United States through our Eastern Region and to customers in the Western and Central portions of the United States through our Western Region. Our Canadian Region distributes natural, organic and specialty products in all of our product categories to all of our customers in Canada. As of our 2011 fiscal year end, our Eastern Region operated nine distribution centers, which provided approximately 3.1 million square feet of warehouse space, our Western Region operated nine distribution centers, which provided approximately 2.7 million square feet of warehouse space and our Canadian Region operated five distribution centers, which provided approximately 0.3 million square feet of warehouse space.

Through Albert's, we distribute organically grown produce and non-produce perishables, such as organic milk, dressings, eggs, juices, poultry and various other refrigerated specialty items. Albert's operates out of seven distribution centers providing approximately 0.2 million square feet of warehouse space, strategically located in all regions of the United States, and is designated as a "Certified Organic Distributor" by QAI.

Through Select Nutrition, we distribute more than 14,000 health and beauty aids, vitamins, minerals and supplements from distribution centers in Pennsylvania and California.

Certain of our distribution centers are shared by multiple operations within our wholesale division.

Retail Division

We operate 12 natural products retail stores through EOM within the United States, nine of which are located in Florida, two in Maryland and one in Massachusetts. We also operate a retail store in Vancouver, British Columbia that is reflected within our wholesale division. We believe that our retail business serves as a natural complement to our distribution business because it enables us to develop new marketing programs and improve customer service.

We believe our retail stores have a number of advantages over their competitors, including our financial strength and marketing expertise, the purchasing power resulting from group purchasing by stores within EOM and the breadth of our product selection.

We believe that we benefit from certain advantages in acting as a distributor to our retail stores, including our ability to:

- control the purchases made by these stores;
- expand the number of high-growth, high-margin product categories, such as produce and prepared foods, within these stores; and
- stay abreast of the trends in the retail marketplace, which enables us to better anticipate and serve the needs of our wholesale customers.

Additionally, as the primary natural products distributor to our retail locations, we realize significant economies of scale and operating and buying efficiencies. As an operator of retail stores, we also have the ability to test market select products prior to offering them nationally. We can then evaluate consumer reaction to the product without incurring significant inventory risk. We also are able to test new marketing and promotional programs within our stores prior to offering them to our wholesale customer base.

Manufacturing Division

Our subsidiary Woodstock Farms Manufacturing specializes in the international importation, roasting, packaging and distribution of nuts, dried fruit, seeds, trail mixes, granola, natural and organic snack items and confections. We sell these items in bulk and through private label packaging arrangements with large health food, supermarket and convenience store chains and independent owners. We operate an organic (USDA and QAI) and kosher (Circle K) certified packaging, roasting, and processing facility in New Jersey.

Our Blue Marble Brands product lines address certain needs or preferences of customers of our wholesale division, which are not otherwise being met by other suppliers. We carry over 15 brand names, representing over 600 unique products. Our Blue Marble products are sold through our wholesale division, through third-party distributors in the natural, organic and specialty industry and directly to retailers. Our Field Day® brand is only sold to customers in our independent channel, and is meant to serve as a private label brand for independent retailers to allow them to compete with conventional supermarkets which often have their own private label store brands.

Our Competitive Strengths

We believe we distinguish ourselves from our competitors through the following strengths:

We are the market leader with a nationwide presence in the United States and Canada.

We believe that we are the largest distributor of natural, organic and specialty products by sales in the United States and Canada, and one of the few distributors capable of meeting the natural, organic and specialty product needs of local and regional customers, supermarket chains, and the rapidly growing supernatural chain. We completed the build-out of our distribution system in September 2010 with the opening of our facility in Lancaster, Texas. We believe that our network of twenty-eight distribution centers (including five in Canada) creates significant advantages over smaller and regional distributors. Our nationwide presence across the United States and Canada allows us to offer marketing and customer service programs across regions, offer a broader product selection and provide operational excellence with high service levels and same day or next day on-time deliveries.

We are an efficient distributor.

We believe that our scale affords us significant benefits within a highly fragmented industry including volume purchasing opportunities and warehouse and distribution efficiencies. Our continued growth has allowed us to expand our existing facilities and open new facilities as we seek to achieve maximum operating efficiencies, including reduced fuel and other transportation costs, and has created sufficient capacity for future growth. Recent efficiency improvements include the centralization of general and administrative functions, the consolidation of systems applications among physical locations and regions and the optimization of customer distribution routes, all of which reduced expenses. We have made significant investments in our people, facilities, equipment and technology to broaden our footprint and enhance the efficiency of our operations. Key examples include the following:

- Our 597,000 square foot distribution center in Moreno Valley, California commenced operations in 2008 and serves our customers in Southern California, Arizona, Southern Nevada, Southern Utah, and Hawaii.
- Our 654,000 square foot distribution center in York, Pennsylvania commenced operations in 2009 and replaced our New Oxford, Pennsylvania facility serving customers in New York, New Jersey, Pennsylvania, Delaware, Maryland, Ohio, Virginia, and West Virginia.
- In 2009, we successfully relocated our former DHI specialty distribution facility in East Brunswick, New Jersey to our York, Pennsylvania distribution center, creating our first fully integrated facility offering a full assortment of natural, organic, and specialty foods.
- In 2009, we commenced operations at a new facility in Charlotte, North Carolina serving Albert's customers in North Carolina, South Carolina, Georgia, Tennessee, and Virginia.
- In connection with the acquisition of the SDG assets in June 2010, we acquired five distribution facilities which provided a nationwide presence in Canada with approximately 286,000 square feet of distribution space and the ability to serve all major markets in Canada.
- In September 2010, we commenced operations at a new facility in Lancaster, Texas serving customers throughout the Southwestern United States, including Texas, Oklahoma, New Mexico, Arkansas and Louisiana.
- In October 2010 we began operating the former Whole Foods Distribution facility in Aurora, Colorado.
- Finally, during July 2011 we completed the integration of specialty food products into our nationwide platform.

We have extensive and long-standing customer relationships and provide superior service.

Throughout the 35 years of our, and our predecessors' operations, we have developed long-standing customer relationships, which we believe are among the strongest in our industry. In particular, we have been the primary supplier of natural and organic products to the largest supernatural chain in the United States, Whole Foods Market, for more than 13 years. A key driver of our strong customer loyalty is our superior service levels, which include accurate fulfillment of orders, timely product delivery, competitive prices and a high level of product marketing support. Our average distribution in-stock service level for fiscal 2011, measured as the percentage of items ordered by customers that are delivered by the requested delivery date (excluding manufacturer out-of-stocks and discontinued items), was approximately 98%. We believe that our high distribution service levels are attributable to our experienced purchasing departments and sophisticated warehousing, inventory control and distribution systems. Furthermore, we offer next-day delivery service to a majority of our active customers and offer multiple deliveries each week to our largest customers, which we believe differentiates us from many of our competitors.

We have an experienced, motivated management team and employee base.

Our management team has extensive experience in the retail and distribution business, including the natural and specialty product industries. On average, our ten executive officers have over eighteen years of experience in the retail, natural products or food distribution industry. In addition, we believe our employee base is highly motivated as our Employee Stock Ownership Trust beneficially owns approximately 4.5% of our common stock outstanding. Furthermore, a significant portion of our employees' compensation is equity based or performance based, and, therefore, there is a substantial incentive to continue to generate strong growth in operating results in the future.

Our Growth Strategy

We seek to maintain and enhance our position within the natural and organic industry in the United States and Canada and to increase our market share in the specialty products industry. Since our formation, we have grown our business through the acquisition of a number of distributors and suppliers, which has expanded our distribution network, product selection and customer base. For example, we acquired our Albert's, EOM, Woodstock Farms Manufacturing, and specialty businesses and, during fiscal 2010, we acquired the assets that comprise UNFI Canada.

To implement our growth strategy, we intend to continue increasing our leading market share of the growing natural and organic products industry by expanding our customer base, increasing our share of existing customers' business and continuing to expand and further penetrate new distribution territories, particularly in the Mid-Atlantic and Southwestern United States markets and Canadian markets. We plan to expand our presence within the specialty industry by offering new and existing customers a single wholesale distributor capable of meeting their specialty and natural and organic product needs on a national or regional basis. Key elements of our strategy include:

Expanding Our Customer Base

As of July 30, 2011, we served more than 23,000 customer locations primarily in the United States and Canada. We plan to expand our coverage of the highly fragmented natural and organic and specialty products industry by cultivating new customer relationships within the industry and by further developing our existing channels of distribution, such as independent natural products retailers, conventional supermarkets, mass market outlets, institutional foodservice providers, buying clubs and gourmet stores. With the coordinated distribution of our specialty products with our natural and organic products, which commenced with the integration of our York, Pennsylvania facility in April 2009, we believe that we have the opportunity to continue gaining market share in the conventional supermarket channel as the result of our ability to offer an integrated and efficient distribution solution for our customers. In fiscal 2010 we gained new business from a number of conventional supermarket customers, including Giant-Landover, Shop-Rite and Kings, partially as a result of our complementary product selection. In part as a result of our product breadth, in fiscal 2011 we were awarded new business from several other supermarket customers, including Giant Eagle and Safeway. We expect to begin shipping to Safeway nationally in October 2011.

Increasing Our Market Share of Existing Customers' Business

We believe that we are the primary distributor of natural and organic products to the majority of our natural products customer base, including to Whole Foods Market, our largest customer. We intend to maintain our position as the primary supplier for a majority of our customers, and to add to the number of customers for which we serve as primary supplier by offering the broadest product selection in our industry at competitive prices. With the expansion of specialty product offerings, we believe that we have the ability to further meet our existing customers' needs for specialty foods and products, representing an opportunity to accelerate our sales growth within the conventional supermarket, supernatural and independent channels.

Continuing to Improve the Efficiency of Our Nationwide Distribution Network

We have invested approximately $226 million in our distribution network and infrastructure over the past five fiscal years. We completed the build-out of our nationwide distribution system in September 2010 with the opening of our facility in Lancaster, Texas. Our Lancaster facility is the first facility to use our national supply chain platform and warehouse management system which we plan to implement throughout our network by the end of fiscal 2013 and which we believe will further enhance the efficiency of our network. Although our distribution network services all markets in the United States and Canada, we will continue to selectively evaluate opportunities to build or lease new facilities or to acquire distributors to better serve existing markets. Further, we will maintain our focus on realizing efficiencies and economies of scale in purchasing, warehousing, transportation and general and administrative functions, which, combined with incremental fixed cost leverage, should lead to continued improvements in our operating margin.

Expanding into Other Distribution Channels and Geographic Markets

We believe that we will be successful in expanding into the foodservice channel as well as further enhancing our presence outside of the United States and Canada. We will continue to seek to develop regional relationships and alliances with companies such as Aramark Corporation, the Compass Group North America, and Sodexho Inc. in the foodservice channel and seek other alliances outside the United States and Canada.

Continuing to Selectively Pursue Opportunistic Acquisitions

Throughout our history, we have successfully identified, consummated and integrated multiple acquisitions. Since 2000, we have successfully completed nine acquisitions of distributors, manufacturers and suppliers, two acquisitions of retail stores and eleven acquisitions of branded product lines. We intend to continue to selectively pursue opportunistic acquisitions to expand the breadth of our distribution network, increase our efficiency or add additional products and capabilities.

Continuing to Provide the Leading Distribution Solution

We believe that we provide the leading distribution solution to the natural, organic and specialty products industry through our national presence, regional preferences, focus on customer service and breadth of product offerings. Our service levels, which we believe to be the highest in our industry, are attributable to our experienced purchasing departments and our sophisticated warehousing, inventory control and distribution systems. See "—Our Focus on Technology" below for more information regarding our use of technology in our warehousing, inventory control and distribution systems.

We also offer our customers a selection of inventory management, merchandising, marketing, promotional and event management services designed to increase sales and enhance customer satisfaction. These marketing services, which primarily are utilized by customers in our independently owned natural products retailers channel and many of which are co-sponsored with suppliers, include monthly and thematic circular programs, in-store signage and assistance in product display.

Our Customers

We maintain long-standing customer relationships with independently-owned natural products retailers, supernatural chains and supermarket chains. In addition, we emphasize our relationships with new customers, such as conventional supermarkets, mass market outlets and gourmet stores, which are continually increasing their natural product offerings. The following were included among our wholesale customers for fiscal 2011:

- Whole Foods Market, the largest supernatural chain in the United States and Canada;
- conventional supermarket chains, including Kroger, Wegman's, Haggen's, Stop and Shop, Giant, Quality Food Centers, Hannaford, Food Lion, Bashas', Shop-Rite, Rainbow, Lowe's, King's, Publix, Fred Meyer and United Supermarkets; and
- mass market chains, including Target, BJ's Wholesale Club and Costco.

Whole Foods Market is our only customer that represented more than 10% of total net sales in fiscal 2011, and accounted for approximately 36% of our net sales. In October 2006, we announced a seven-year distribution agreement with Whole Foods Market, which commenced on September 26, 2006. In June 2010 we amended our distribution agreement with Whole Foods Market to extend the term of the agreement for an additional seven years. Under the terms of the amended agreement, we will continue to serve as the primary wholesale natural grocery distributor to Whole Foods Market in its United States regions where we currently serve as the primary distributor. The amendment extended the expiration date of the agreement from September 25, 2013 to September 25, 2020.

On July 28, 2010, we announced that we had entered into an asset purchase agreement under which we agreed to acquire certain assets of Whole Foods Distribution, Inc. previously used for their self-distribution of non-perishables in their Rocky Mountain and Southwest regions, and to become the primary distributor in these regions. We closed this transaction in late September 2010 in the case of the Southwest region and early October 2010 in the case of the Rocky Mountain region. We now serve as the primary distributor to Whole Foods Market in all of its regions in the United States, and have amended our distribution agreement with Whole Foods Market effective October 11, 2010 to include these regions.

The following table lists the percentage of sales by customer type for the fiscal years ended July 30, 2011, July 31, 2010 and August 1, 2009:

Customer Type	Percentage of Net Sales		
	2011	2010	2009
Independently owned natural products retailers	37%	40%	42%
Supernatural chains	36%	35%	33%
Conventional supermarkets and mass market chains	22%	21%	20%
Other	5%	4%	5%

We distribute natural, organic and specialty foods and non-food products to customers located in the United States and Canada, as well as to customers located in other foreign countries. Our total international sales, including those by UNFI Canada, represented approximately five percent and one percent of our business in fiscal 2011 and 2010, respectfully. We believe that our sales outside the United States, as a percentage of our total sales, will expand as we seek to grow our Canadian operations.

Our Marketing Services

We offer a variety of marketing services designed to increase sales for our customers and suppliers, including consumer and trade marketing programs, as well as programs to support suppliers in understanding our markets. Trade and consumer marketing programs are supplier-sponsored programs which cater to a broad range of retail formats. These programs are designed to educate consumers, profile suppliers and increase sales for retailers, many of which do not have the resources necessary to conduct such marketing programs independently.

Our consumer marketing programs include:

- multiple monthly, region-specific, consumer circular programs, which feature the logo and address of the participating retailer imprinted on a circular that advertises products sold by the retailer to its customers. The monthly circular programs are structured to pass through the benefit of our negotiated discounts and advertising allowances to the retailer, and also provide retailers with posters and shelf tags to coincide with each month's promotions. We also offer a web-based tool which retailers can use to produce highly customized circulars and other marketing materials for their stores.
- quarterly coupon programs featuring supplier sponsored coupons, for display and distribution by participating retailers.
- bi-annual themed "Celebration" sales and educational brochures to drive sales and educate consumers. Brochures are imprinted with participating retailers' store logo and information.
- a truck advertising program that allows our suppliers to purchase ad space on the sides of our hundreds of trailers traveling throughout the United States and Canada, increasing brand exposure to consumers.

Our trade marketing programs include:

- a variety of programs designed to feature suppliers, highlight new products and generate volume sales.
- a website for retailers with category management tools, retail staff development resources and other resources designed to help our customers succeed.
- specialized catalogs for holiday promotions and special dietary needs.

Our supplier marketing programs include:

- SIS, an information-sharing program that helps our suppliers better understand our customers' businesses, in order to generate mutually beneficial incremental sales in an efficient manner.
- ClearVue, an information sharing program designed to improve the transparency of information and drive efficiency within the supply chain. With the availability of in-depth data and tailored reporting tools, participants are able to reduce inventory balances with the elimination of forward buys, while improving service levels.
- Growth Incentive programs, supplier-focused high-level sales and marketing support for selected brands, which foster our partnership by building incremental, mutually profitable sales for suppliers and us.

We keep current with the latest trends in the industry. Periodically, we conduct focus group sessions with certain key retailers and suppliers to ascertain their needs and allow us to better service them. We also:

- produce a quarterly report of trends in the natural and organic industry;

- offer in-store signage and promotional materials, including shopping bags and end-cap displays;
- provide assistance with planning and setting up product displays;
- provide shelf tags for products;
- provide assistance with store layout designs; new store design and equipment procurement;
- provide planogramming, shelf and category management support;
- provide product data information such as best seller lists, store usage reports and easy-to-use product catalogs; and
- provide a website on which retailers can access various individual retailer-specific reports and product information.

Our Products

Our extensive selection of high-quality natural, organic and specialty products enables us to provide a primary source of supply to a diverse base of customers whose product needs vary significantly. We carry more than 60,000 high-quality natural, organic and specialty products, consisting of national brand, regional brand, private label and master distribution products, in six product categories: grocery and general merchandise, produce, perishables and frozen foods, nutritional supplements, bulk and food service products and personal care items. Our branded product lines address certain needs or preferences of our customers, which are not otherwise being met by other suppliers.

We continuously evaluate potential new private branded and other products based on both existing and anticipated trends in consumer preferences and buying patterns. Our buyers regularly attend regional and national natural, organic, specialty, ethnic and gourmet product shows to review the latest products that are likely to be of interest to retailers and consumers. We also actively solicit suggestions for new products from our customers. We make the majority of our new product decisions at the regional level. We believe that our purchasing practices allow our regional buyers to react quickly to changing consumer preferences and to evaluate new products and new product categories regionally. Additionally, many of the new products that we offer are marketed on a regional basis or in our own retail stores prior to being offered nationally, which enable us to evaluate local consumer reaction to the products without incurring significant inventory risk. Furthermore, by exchanging regional product sales information between our regions, we are able to make more informed and timely new product decisions in each region.

We maintain a comprehensive quality assurance program. All of the products we sell that are represented as "organic" are required to be certified as such by an independent third-party agency. We maintain current certification affidavits on all organic commodities and produce in order to verify the authenticity of the product. All potential suppliers of organic products are required to provide such third-party certifications to us before they are approved as suppliers.

Our Suppliers

We purchase our products from approximately 4,600 suppliers. The majority of our suppliers are based in the United States and Canada, but we also source products from suppliers throughout Europe, Asia, Central America, South America, Africa and Australia. We believe suppliers of natural and organic products seek to distribute their products through us because we provide access to a large and growing customer base across the United States and Canada, distribute the majority of the suppliers' products and offer a wide variety of marketing programs to our customers to help sell the suppliers' products. Substantially all product categories that we distribute are available from a number of suppliers and, therefore, we are not dependent on any single source of supply for any product category.

Our largest supplier, Hain Celestial Group, Inc. ("Hain"), accounted for approximately 6% of our total purchases in fiscal 2011. However, the product categories we purchase from Hain can be purchased from a number of other suppliers. In addition, although we have exclusive distribution arrangements and vendor support programs with several suppliers, none of our suppliers account for more than 10% of our total purchases.

We have positioned ourselves as the largest purchaser of organically grown bulk products in the natural and organic products industry by centralizing our purchase of nuts, seeds, grains, flours and dried foods. As a result, we are able to negotiate purchases from suppliers on the basis of volume and other considerations that may include discounted pricing or prompt payment discounts. Furthermore, many of our purchase arrangements include the right of return to the supplier with respect to products that we do not sell in a certain period of time. As described under "Our Products" above, each region is responsible for placing its own orders and can select the products that it believes will most appeal to its customers, although each region is able to participate in our company-wide purchasing programs. Our outstanding commitments for the purchase of inventory were approximately $17.2 million as of July 30, 2011.

Our Distribution System

We have carefully chosen the sites for our distribution centers to provide direct access to our regional markets. This proximity allows us to reduce our transportation costs relative to those of our competitors that seek to service these customers from locations that are often several hundreds of miles away. The opening of our Lancaster, Texas distribution center has significantly reduced the miles driven associated with servicing the customers of that facility as many of those customers were previously serviced from our Denver, Colorado facility. We believe that we incur lower inbound freight expense than our regional competitors, because our scale allows us to buy full and partial truckloads of products. When financially advantageous, we backhaul between our distribution centers and satellite, staging facilities using our own trucks. Additionally, we generally can redistribute overstocks and inventory imbalances between distribution centers if needed, which helps ensure products are sold prior to their expiration date.

Products are delivered to our distribution centers primarily by our fleet of leased trucks, contract carriers and the suppliers themselves. We lease our trucks from national leasing companies such as Ryder Truck Leasing and Penske Truck Leasing, which in some cases maintain facilities on our premises for the maintenance and service of these vehicles. Other trucks are leased from regional firms that offer competitive services.

We ship certain orders for supplements or for items that are destined for areas outside of regular delivery routes through United Parcel Service and other independent carriers. Deliveries to areas outside the continental United States and Canada are typically shipped by ocean-going containers on a weekly basis.

Our Focus on Technology

We have made a significant investment in distribution, financial, information and warehouse management systems. We continually evaluate and upgrade our management information systems at our regional operations based on the best practices in the distribution industry to make the systems more efficient, cost-effective and responsive to customer needs. These systems include functionality in radio frequency inventory control, pick-to-voice systems, pick-to-light systems, computer-assisted order processing and slot locator/retrieval assignment systems. At our receiving docks, warehouse associates attach computer-generated, preprinted locator tags to inbound products. These tags contain the expiration date, locations, quantity, lot number and other information about the products in bar code format. Customer returns are processed by scanning the UPC bar codes. We also employ a management information system that enables us to lower our inbound transportation costs by making optimum use of our own fleet of trucks or by consolidating deliveries into full truckloads. Orders from multiple suppliers and multiple distribution centers are consolidated into single truckloads for efficient use of available vehicle capacity and return-haul trips. In addition, we utilize route efficiency software that assists us in developing the most efficient routes for our trucks. During fiscal 2012 and 2013, we will continue the roll-out of our new national supply chain platform and warehouse management system, which was launched in our new Lancaster, Texas facility and is now being implemented distribution center by distribution center.

Intellectual Property

We do not own or have the right to use any patent, trademark, tradename, license, franchise, or concession which upon loss would have a material adverse effect on our results of operations or financial condition.

Competition

Our largest competition comes from direct distribution, whereby a customer reaches a product volume level that justifies distribution directly from the manufacturer. Our major wholesale distribution competitor in both the United States and Canada is KeHE Distributors, LLC ("Kehe"), which acquired Tree of Life Distribution, Inc. ("Tree of Life") in January 2010. In addition to its natural and organic products, Kehe distributes specialty food products, thereby diversifying its product selection, and markets its own private label program. Kehe's subsidiary, Tree of Life has also earned QAI certification. We also compete in the United States with over 200 smaller regional and local distributors of natural, ethnic, kosher, gourmet and other specialty foods that focus on niche or regional markets, and with national, regional and local distributors of conventional groceries and companies that distribute to their own retail facilities.

We believe that distributors in the natural and specialty products industries primarily compete on distribution service levels, product quality, depth of inventory selection, price and quality of customer service. We believe that we currently compete effectively with respect to each of these factors.

Our retail stores compete against other natural products outlets, conventional supermarkets and specialty stores. We believe that retailers of natural products compete principally on product quality and selection, price, customer service, knowledge of personnel and convenience of location. We believe that we currently compete effectively with respect to each of these factors.

Government Regulation

Our operations and many of the products that we distribute in the United States are subject to regulation by state and local health departments, the USDA and the United States Food and Drug Administration, which generally impose standards for product quality and sanitation and are responsible for the administration of bioterrorism legislation. In the United States, our facilities generally are inspected at least once annually by state or federal authorities.

The Surface Transportation Board and the Federal Highway Administration regulate our trucking operations. In addition, interstate motor carrier operations are subject to safety requirements prescribed by the United States Department of Transportation and other relevant federal and state agencies. Such matters as weight and dimension of equipment are also subject to federal and state regulations.

Our operations do not generally subject us to federal, provincial, state and local environmental laws and regulations. However, certain of our distribution facilities have above-ground storage tanks for hydrogen fuel, diesel fuel and other petroleum products, which are subject to laws regulating such storage tanks.

We believe that we are in material compliance with all federal, provincial, state and local laws applicable to our operations.

Employees

As of July 30, 2011, we had approximately 6,900 full and part-time employees, 390 of whom (approximately 5.9%) are covered by collective bargaining agreements at our Edison, New Jersey, Auburn, Washington, Leicester, Massachusetts and Iowa City, Iowa facilities. The Edison, New Jersey, Auburn, Washington, Leicester, Massachusetts and Iowa City, Iowa agreements expire in June 2014, February 2012, March 2013 and June 2014, respectively. On June 8, 2010, the National Labor Relations Board issued a certification of representative notice to us with respect to our Dayville, Connecticut drivers, resulting from an election there in May 2010. Subsequently, we entered into negotiations with Teamsters' representatives to reach a collective bargaining agreement. On June 14, 2011, with no collective bargaining agreement having been reached, the Dayville facility drivers petitioned for decertification of union representation. A decertification election took place on July 14 – 15, 2011, and the petition failed to achieve decertification by one vote. We reached agreement on a collective bargaining agreement for those workers on August 1, 2011. In September of 2010, we received a petition for union representation of our Iowa City, Iowa distribution center's drivers and dispatchers by the Teamsters. An election was held in October of 2010, which was favorable to management, the results of which were certified in October 2010. On October 18, 2010, the National Labor Relations Board issued a petition for union representation of the warehouse associates at our Greenwood, Indiana distribution center by the Teamsters. An election was held in November 2010, and the National Labor Relations Board issued its certification of results of election in favor of management on December 1, 2010. We have never experienced a work stoppage by our unionized employees and we believe that our relations with our employees are good.

Seasonality

Generally, we do not experience any material seasonality. However, our sales and operating results may vary significantly from quarter to quarter due to factors such as changes in our operating expenses, management's ability to execute our operating and growth strategies, personnel changes, demand for natural products, supply shortages and general economic conditions.

Available Information

Our internet address is http://www.unfi.com. The contents of our website are not part of this Annual Report on Form 10-K, and our internet address is included in this document as an inactive textual reference only. We make our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act available free of charge through our website as soon as reasonably practicable after we file such reports with, or furnish such reports to, the Securities and Exchange Commission.

We have adopted a code of conduct and ethics for certain employees pursuant to Section 406 of the Sarbanes-Oxley Act of 2002. A copy of our code of conduct and ethics is posted on our website, and is available free of charge by writing to United Natural Foods, Inc., 313 Iron Horse Way, Providence, Rhode Island, 02908, Attn: Investor Relations.

Executive Officers of the Registrant

Our executive officers are elected on an annual basis and serve at the discretion of our Board of Directors. Our executive officers and their ages as of September 15, 2011 are listed below:

Name	Age	Position
Steven L. Spinner	51	President and Chief Executive Officer
Mark E. Shamber	42	Senior Vice President, Chief Financial Officer and Treasurer
Joseph J. Traficanti	60	Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary
Sean Griffin	52	Senior Vice President, National Distribution
Eric A. Dorne	50	Senior Vice President and Chief Information Officer
Thomas A. Dziki	50	Senior Vice President, Chief Human Resource and Sustainability Officer
Kurt Luttecke	44	President of the Western Region
Craig H. Smith	52	President of the Eastern Region
David A. Matthews	46	President of UNFI International
Thomas Grillea	55	President of Woodstock Farms Manufacturing, Select Nutrition Distributors, and Earth Origins Market

Steven L. Spinner has served as our President and Chief Executive Officer and as a member of our Board of Directors since September 2008. Mr. Spinner served as the Interim President of our Eastern Region, after David Matthews became President of UNFI International in September 2010 and prior to the hiring of Craig H. Smith in December 2010. Prior to joining us in September 2008, Mr. Spinner served as a director and as Chief Executive Officer of Performance Food Group Company ("PFG") from October 2006 to May 2008, when PFG was acquired by affiliates of The Blackstone Group and Wellspring Capital Management. Mr. Spinner previously had served as PFG's President and Chief Operating Officer beginning in May 2005. Mr. Spinner served as PFG's Senior Vice President and Chief Executive Officer—Broadline Division from February 2002 to May 2005 and as PFG's Broadline Division President from August 2001 to February 2002.

Mark E. Shamber has served as Senior Vice President, Chief Financial Officer and Treasurer since October 2006. Mr. Shamber previously served as our Vice President, Chief Accounting Officer and Acting Chief Financial Officer and Treasurer from January 2006 until October 2006, as Vice President and Corporate Controller from August 2005 to October 2006 and as our Corporate Controller from June 2003 until August 2005. From February 1995 until June 2003, Mr. Shamber served in various positions of increasing responsibility up to and including senior manager within the assurance and advisory business systems practice at the international accounting firm of Ernst & Young LLP.

Joseph J. Traficanti has served as our Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary since April 2009. Prior to joining us, Mr. Traficanti served as Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary of PFG from November 2004 until April 2009.

Sean Griffin has served as our Senior Vice President, National Distribution since January 2010. Prior to joining us, Mr. Griffin was East Region Broadline President of PFG. In this role he managed over 10 divisions and $2 Billion in sales. Previously he served as President of PFG—Springfield, MA from 2003 until 2008. He began his career with Sysco Corporation in 1986 and has held various leadership positions in the foodservice distribution industry with U.S. Foodservice, Alliant Foodservice and Sysco Corporation.

Eric Dorne has served as our Senior Vice President and Chief Information Officer since September 2011. Prior to joining us, Mr. Dorne was Senior Vice President and Chief Information Officer for The

Great Atlantic & Pacific Tea Company, Inc., the parent company of the A&P, Pathmark, SuperFresh, Food Emporium and Waldbaum's supermarket chains located in the Eastern United States from January 2011 to August 2011, and Vice President and Chief Information Officer from August 2005 to January 2011. In his more than 30 years at The Great Atlantic & Pacific Tea Company, Mr. Dorne held various executive positions including Vice President of Enterprise IT Application Management and Development, Vice President of Store Operations Systems and Director of Retail Support Services.

Thomas A. Dziki has served as our Senior Vice President, Chief Human Resource and Sustainability Officer since August 2010. Prior to August 2010, Mr. Dziki served as our Senior Vice President of Sustainable Development since January 2010, as our Vice President of Sustainable Development since June 2009, and as National Vice President of Real Estate and Construction since August 2006. Prior to that time, Mr. Dziki had served as President of Woodstock Farms Manufacturing and Select Nutrition from December 2004 until August 2006, Corporate Vice President of Special Projects from December 2003 to November 2004 and as our Manager of Special Projects from May 2002 to December 2003. Prior to joining us, Mr. Dziki served as a private consultant to our company, our subsidiaries, Woodstock Farms Manufacturing, EOM, Albert's, and our predecessor company, Cornucopia Natural Foods, Inc., from 1995 to May 2002.

Kurt Luttecke has served as our President of the Western Region since June 2009. Mr. Luttecke served as our President of Albert's Organics from June 2007 to June 2009. Prior to joining us, Mr. Luttecke spent 16 years at Wild Oats serving as its Vice President of Perishables from 2006 to June 2007, Vice President of Meat/Seafood & Food Service Supply Chain from 2004 to 2006, Director of Perishables from 2001 to 2004, and Director of Operations from 1995 to 2001.

Craig H. Smith has served as our President of the Eastern Region since December 2010. Prior to joining us, Mr. Smith was Atlantic Region President of U.S. Foodservice, a leading broadline foodservice distributor of national, private label, and signature brand items in the United States from May 2008 to December 2010. From April 2006 to May 2008, Mr. Smith was Senior Vice President of Street Sales of U.S. Foodservice. In his 17 years at U.S. Foodservice, Mr. Smith held various other executive positions including North Region Zone President, Detroit Market President and Boston Market President. Prior to U.S. Foodservice, Mr. Smith held several positions at food service industry manufacturer and distributor Rykoff-Sexton, Inc. from 1982 until 1993.

David A. Matthews has served as our President of UNFI International with responsibility for our Canadian and other international operations since September 2010. From June 2009 to September 2010 he was our President of the Eastern Region. Prior to joining us, Mr. Matthews served as President and CEO of Progressive Group Alliance ("ProGroup"), a wholly owned subsidiary of PFG from January 2007 to May 2009, as Chief Financial Officer of ProGroup from December 2004 to January 2007, and as Senior Vice President of Finance and Technology of ProGroup from July 2000 to December 2004.

Thomas Grillea has served as our President of Woodstock Farms Manufacturing since May 2009, President of Earth Origins Market since May 2008, and President of Select Nutrition Distributors since September 2007. Mr. Grillea served as our General Manager for Select Nutrition Distributors from September 2006 to September 2007. Prior to joining us, Mr. Grillea served in a management capacity for Whole Foods Market from 2004 through 2005, and in various management capacities for American Health and Diet Centers and the Vitamin Shoppe from 1998 through 2003.

ITEM 1A. RISK FACTORS

Our business, financial condition and results of operations are subject to various risks and uncertainties, including those described below and elsewhere in this Annual Report on Form 10-K. This section discusses factors that, individually or in the aggregate, we think could cause our actual results to differ materially from expected and historical results. Our business, financial condition or results of operations could be materially adversely affected by any of these risks.

We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties applicable to our business. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Forward-Looking Statements."

We depend heavily on our principal customer and our success is heavily dependent on our principal customer's ability to grow its business.

Whole Foods Market accounted for approximately 36% of our net sales in fiscal 2011. We serve as the primary distributor of natural, organic and specialty non-perishable products to Whole Foods Market in all of its regions in the United States under the terms of our amended distribution agreement which expires on September 25, 2020. Our ability to maintain a close mutually beneficial relationship with Whole Foods Market is an important element to our continued growth.

The loss or cancellation of business from Whole Foods Market, including from increased distribution to their own facilities or closures of stores, could materially and adversely affect our business, financial condition or results of operations. Similarly, if Whole Foods Market is not able to grow its business, including as a result of a reduction in the level of discretionary spending by its customers, our business, financial condition or results of operations may be materially and adversely affected.

Our operations are sensitive to economic downturns.

The grocery industry is sensitive to national and regional economic conditions and the demand for the products that we distribute, particularly our specialty products, may be adversely affected from time to time by economic downturns that impact consumer spending, including discretionary spending. Future economic conditions such as employment levels, business conditions, interest rates, inflation rates, energy and fuel costs and tax rates could reduce consumer spending or change consumer purchasing habits. Among these changes could be a reduction in the number of natural and organic products that consumers purchase where there are non-organic, which we refer to as conventional, alternatives, given that many natural and organic products, and particularly natural and organic foods, often have higher retail prices than do their conventional counterparts.

Our business is a low margin business and our profit margins may decrease due to consolidation in the grocery industry.

The grocery distribution industry generally is characterized by relatively high volume of sales with relatively low profit margins. The continuing consolidation of retailers in the natural products industry and the growth of supernatural chains may reduce our profit margins in the future as more customers qualify for greater volume discounts, and we experience pricing pressures from suppliers and retailers. Over the last two fiscal years, we have increased our sales to our supernatural chain and conventional supermarket customers in relation to our total sales. In the fourth quarter of fiscal 2011, we announced that we had entered into a three-year distribution arrangement to supply Safeway with nonproprietary natural, organic and specialty products, which will further increase the percentage of our total sales to conventional supermarkets. Sales to these customers within our supernatural chain and conventional supermarket channels generate a lower gross margin than do sales to our independent customers. Many of these customers, including our largest customer, have agreements with us that include volume discounts. As the amounts these customers purchase from us increase, the price that they pay for the products they purchase is reduced, putting downward pressure on our gross margins on these sales. To compensate for these lower gross margins, we must reduce the expenses we incur to service these customers. If we are unable to reduce our expenses, including our expenses related to servicing this lower gross margin business, our business, financial condition or results of operations could be adversely impacted.

Our business may be sensitive to inflationary and deflationary pressures.

Many of our sales are at prices that are based on our product cost plus a percentage markup. As a result, volatile food costs have a direct impact upon our profitability. Prolonged periods of product cost inflation may have a negative impact on our profit margins and results of operations to the extent that we are unable to pass on all or a portion of such product cost increases to our customers. In addition, product cost inflation may negatively impact the consumer discretionary spending trends of our customers' customers, which could adversely affect our sales. Conversely, because many of our sales are at prices that are based upon product cost plus a percentage markup, our profit levels may be negatively impacted during periods of product cost deflation even though our gross profit as a percentage of net sales may remain relatively constant. To compensate for lower gross margins, we, in turn, must reduce expenses that we incur to service our customers.

Our customers generally are not obligated to continue purchasing products from us.

Many of our customers buy from us under purchase orders, and we generally do not have agreements with or commitments from these customers for the purchase of products. We cannot assure you that our customers will maintain or increase their sales volumes or orders for the products supplied by us or that we will be able to maintain or add to our existing customer base. Decreases in our customers' sales volumes or orders for products supplied by us may have a material adverse effect on our business, financial condition or results of operations.

We have significant competition from a variety of sources.

We operate in competitive markets and our future success will be largely dependent on our ability to provide quality products and services at competitive prices. Bidding for contracts or arrangements with customers, particularly within the supernatural chain and conventional supermarket channels, is highly competitive and distributors may market their services to a particular customer over a long period of time before they are invited to bid. Our competition comes from a variety of sources, including other distributors of natural products as well as specialty grocery and mass market grocery distributors and retail customers that have their own distribution channels. We cannot assure you that mass market grocery distributors will not increase their emphasis on natural products and more directly compete with us including through self-distribution of particular items or purchases of particular items directly from suppliers or that new competitors will not enter the market. These distributors may have been in business longer than we have, may have substantially greater financial and other resources than we have and may be better established in their markets. We cannot assure you that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry trends or changing market requirements. It is also possible that alliances among competitors may develop and rapidly acquire significant market share or that certain of our customers will increase distribution to their own retail facilities. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect our business, financial condition or results of operations. We cannot assure you that we will be able to compete effectively against current and future competitors.

Our investment in information technology may not result in the anticipated benefits.

Much of our sales growth is occurring in our lower gross margin supernatural and conventional supermarket channels. In our attempt to reduce operating expenses and increase operating efficiencies, we have aggressively invested in the development and implementation of new information technology. Due to start-up inefficiencies associated with the initial implementation of our technological initiatives in our Lancaster, Texas distribution facility, we have revised the timeline for the broader implementation of our proposed technological developments. While we currently believe this revised timeline will be met, we may not be able to implement these technological changes in the time frame that we have planned and delays in implementation could negatively impact our business, financial condition or results of operations. In addition, the costs to make these changes may exceed our estimates and will exceed the benefits during the early stages of implementation. Even if we are able to implement the changes in accordance with our revised plans, and within our current cost estimates, we may not be able achieve the expected efficiencies and cost savings from this investment, which could have an adverse effect on our business, financial condition or results of operations.

Failure by us to develop and operate a reliable technology platform could negatively impact our business.

Our ability to decrease costs and increase profits, as well as our ability to serve customers most effectively, depends on the reliability of our technology platform. We use software and other technology systems, among other things, to generate and select orders, to load and route trucks and to monitor and manage our business on a day-to-day basis. Any disruption to these computer systems could adversely impact our customer service, decrease the volume of our business and result in increased costs negatively affecting our business, financial condition or results of operations.

We have experienced losses due to the uncollectability of accounts receivable in the past and could experience increases in such losses in the future if our customers are unable to timely pay their debts to us.

Certain of our customers have from time to time experienced bankruptcy, insolvency and/or an inability to pay their debts to us as they come due. If our customers suffer significant financial difficulty, they may be unable to pay their debts to us timely or at all, which could have a material adverse effect on our results of operations. It is possible that customers may reject their contractual obligations to us under bankruptcy laws or otherwise. Significant customer bankruptcies could further adversely affect our revenues and increase our operating expenses by requiring larger provisions for bad debt. In addition, even when our contracts with these customers are not rejected, if customers are unable to meet their obligations on a timely basis, it could adversely affect our ability to collect receivables. Further, we may have to negotiate significant discounts and/or extended financing terms with these customers in such a situation, each of which could have material adverse effect on our business, financial condition, results of operations or cash flows. During periods of economic weakness like those we experienced during fiscal 2009 and the first half of fiscal 2010, small to medium-sized businesses, like many of our independently owned natural products retailer customers, may be impacted more severely and more quickly than larger businesses. Consequently, the ability of such businesses to repay their obligations to us may deteriorate, and in some cases this deterioration may occur quickly, which could adversely impact our business, financial condition or results of operations.

Our acquisition strategy may adversely affect our business and our recent expansion into Canada may not be successful.

In June 2010, we entered the Canadian market with UNFI Canada's acquisition of the SDG assets of SunOpta, which we refer to as the SunOpta Transaction. We cannot assure you that our subsequent growth, if any, in the Canadian market will enhance our financial performance. Our ability to achieve the expected benefits of this acquisition will depend on, among other things, our ability to effectively translate our business strategies into a new geographic market with more rigid ingredient requirements for the products we distribute and an English and French dual labeling requirement that reduces the number of products we are likely to sell in comparison to the United States market, our ability to retain customers and suppliers, the adequacy of our implementation plans, our ability to maintain our financial and internal controls and systems as we expand within Canada, the ability of our management to oversee and operate effectively the combined operations and our ability to achieve desired operating efficiencies and sales goals. Failure to achieve these anticipated benefits could result in a reduction in the price of our common stock as well as in increased costs, decreases in the amount of expected revenues and diversion of management's time and energy and could materially and adversely impact our business, financial condition or results of operations.

A significant portion of our past growth has been achieved through acquisitions of, or mergers with, other distributors of natural, organic and specialty products. We also continually evaluate opportunities to acquire other companies. We believe that there are risks related to acquiring companies, including an inability to successfully identify suitable acquisition candidates or consummate such potential acquisitions. To the extent that our future growth includes acquisitions, we cannot assure you that we will not overpay for acquisitions, lose key employees of acquired companies, fail to achieve potential synergies or expansion into new markets as a result of our acquisitions. Therefore, future acquisitions, if any, may have a material adverse effect on our results of operations, particularly in periods immediately following the consummation of those transactions while the operations of the acquired business are being integrated with our operations. Achieving the benefits of acquisitions depends on timely, efficient and successful execution of a number of post-acquisition events, including, among other things:

- maintaining the customer base;
- optimizing delivery routes;
- coordinating administrative, distribution and finance functions; and
- integrating management information systems and personnel.

The integration process could divert the attention of management and any difficulties or problems encountered in the transition process could have a material adverse effect on our business, financial condition or results of operations. In particular, the integration process may temporarily redirect resources previously focused on reducing product cost, resulting in lower gross profits in relation to sales. In addition, the process of combining companies could cause the interruption of, or a loss of momentum in, the activities of the respective businesses, which could have an adverse effect on their combined operations.

In connection with acquisitions of businesses in the future, if any, we may decide to consolidate the operations of any acquired business with our existing operations or make other changes with respect to the acquired business, which could result in special charges or other expenses. Our results of operations also may be adversely affected by expenses we incur in making acquisitions, by amortization of acquisition-related intangible assets with definite lives and by additional depreciation attributable to acquired assets. Any of the businesses we acquire may also have liabilities or adverse operating issues, including some that we fail to discover before the acquisition, and our indemnity for such liabilities may also be limited. Additionally, our ability to make any future acquisitions may depend upon obtaining additional financing. We may not be able to obtain additional financing on acceptable terms or at all. To the extent that we seek to acquire other businesses in exchange for our common stock, fluctuations in our stock price could have a material adverse effect on our ability to complete acquisitions.

We may have difficulty managing our growth.

The growth in the size of our business and operations has placed, and is expected to continue to place, a significant strain on our management. Our future growth may be limited by our inability to acquire new distribution facilities or expand our existing distribution facilities, make acquisitions, successfully integrate acquired entities or significant new customers, implement information systems initiatives or adequately manage our personnel. Our future growth is limited in part by the size and location of our distribution centers. As we near maximum utilization of a given facility or maximize our processing capacity, operations may be constrained and inefficiencies have been and may be created, which could adversely affect our results of operations unless the facility is expanded, volume is shifted to another facility or additional processing capacity is added. Conversely, as we add additional facilities or expand existing operations or facilities, excess capacity may be created. Any excess capacity may also create inefficiencies and adversely affect our results of operations. We cannot assure you that we will be able to successfully expand our existing distribution facilities or open new distribution facilities in new or existing markets as needed to accommodate or facilitate growth. Even if we are able to expand our distribution network, our ability to compete effectively and to manage future growth, if any, will depend on our ability to continue to implement and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage our work force. We cannot assure you that our existing personnel, systems, procedures and controls will be adequate to support the future growth of our operations. Our inability to manage our growth effectively could have a material adverse effect on our business, financial condition or results of operations.

Increased fuel costs may adversely affect our results of operations.

Increased fuel costs may have a negative impact on our results of operations. The high cost of diesel fuel can increase the price we pay for products as well as the costs we incur to deliver products to our customers. These factors, in turn, may negatively impact our net sales, margins, operating expenses and operating results. To manage this risk, we have in the past periodically entered, and may in the future periodically enter, into heating oil derivative contracts to hedge a portion of our projected diesel fuel requirements. Heating crude oil prices have a highly correlated relationship to fuel prices, making these derivatives effective in offsetting changes in the cost of diesel fuel. We are not party to any commodity swap agreements and, as a result, our exposure to volatility in the price of diesel fuel has increased relative to our exposure to volatility in prior periods in which we had outstanding heating oil derivative contracts. We do not enter into fuel hedge contracts for speculative purposes. We have in the past, and may in the future, periodically enter into forward purchase commitments for a portion of our projected diesel fuel requirements. If fuel prices decrease significantly, these forward purchases may prove ineffective and result in us paying higher than the then market costs for a portion of our diesel fuel. As of July 30, 2011, there were no forward diesel fuel commitments in effect. We also maintain a fuel surcharge program which allows us to pass some of our higher fuel costs through to our customers. We cannot guarantee that we will continue to be able to pass a comparable proportion or any of our higher fuel costs to our customers in the future, which may adversely affect our business, financial condition or results of operations.

Disruption of our distribution network could adversely affect our business.

Damage or disruption to our distribution capabilities due to weather, natural disaster, fire, terrorism, pandemic, strikes, the financial and/or operational instability of key suppliers, or other reasons could impair our ability to distribute our products. To the extent that we are unable, or it is not financially feasible, to mitigate the likelihood or potential impact of such events, or to manage effectively such events if they occur, there could be an adverse effect on our business financial condition or results of operations.

The cost of the capital available to us and any limitations on our ability to access additional capital may have a material adverse effect on our business, financial condition or results of operations.

We have a $400 million secured revolving credit facility, which matures on November 27, 2012, and under which borrowings accrue interest, at our option, at either (i) the base rate (the applicable prime lending rate of Bank of America Business Capital, as announced from time to time), or (ii) the one-month London Interbank Offered Rate ("LIBOR") plus 0.75%. As of July 30, 2011, our borrowing base, based on accounts receivable and inventory levels and described more completely below under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Revenues", was $400.0 million, with remaining availability of $262.0 million. We have a term loan agreement in the principal amount of $75 million secured by certain real property. The term loan is repayable over seven years based on a fifteen-year amortization schedule. Interest on the term loan accrues at one-month LIBOR plus 1.0%. As of July 30, 2011, $47.1 million was outstanding under the term loan agreement.

In order to maintain our profit margins, we rely on strategic investment buying initiatives, such as discounted bulk purchases, which require spending significant amounts of working capital up front to purchase products that we will sell over a multi-month time period. In the event that our cost of capital increases, such as during a period in which we are not in compliance with the fixed charge coverage ratio covenants under our revolving credit facility and our term loan agreement, or our ability to borrow funds or raise equity capital is limited, we could suffer reduced profit margins and be unable to grow our business organically or through acquisitions, which could have a material adverse effect on our business, financial condition or results of operations.

Our debt agreements contain restrictive covenants that may limit our operating flexibility.

Our debt agreements contain financial covenants and other restrictions that limit our operating flexibility, limit our flexibility in planning for or reacting to changes in our business and make us more vulnerable to economic downturns and competitive pressures. Our indebtedness could have significant negative consequences, including:

- increasing our vulnerability to general adverse economic and industry conditions;
- limiting our ability to obtain additional financing;
- limiting our flexibility in planning for or reacting to changes in our business and the industry in which we compete; and
- placing us at a competitive disadvantage compared to competitors with less leverage or better access to capital resources.

In addition, each of our credit facility and term loan requires that we comply with various financial tests and imposes certain restrictions on us, including among other things, restrictions on our ability to incur additional indebtedness, create liens on assets, make loans or investments or pay dividends. Failure to comply with these covenants could have an adverse effect on our business, financial condition or results of operations.

Our operating results are subject to significant fluctuations.

Our operating results may vary significantly from period to period due to:

- demand for our products; including as a result of seasonal fluctuations;
- changes in our operating expenses, including fuel and insurance expenses;
- management's ability to execute our business and growth strategies;

- changes in customer preferences, including levels of enthusiasm for health, fitness and environmental issues;
- fluctuation of natural product prices due to competitive pressures;
- personnel changes;
- general economic conditions including inflation;
- supply shortages, including a lack of an adequate supply of high-quality agricultural products due to poor growing conditions, natural disasters or otherwise;
- volatility in prices of high-quality agricultural products resulting from poor growing conditions, natural disasters or otherwise; and
- future acquisitions, particularly in periods immediately following the consummation of such acquisition transactions while the operations of the acquired businesses are being integrated into our operations.

Due to the foregoing factors, we believe that period-to-period comparisons of our operating results may not necessarily be meaningful and that such comparisons cannot be relied upon as indicators of future performance.

We are subject to significant governmental regulation.

Our business is highly regulated at the federal, state and local levels and our products and distribution operations require various licenses, permits and approvals. In particular:

- the products that we distribute in the United States are subject to inspection by the United States Food and Drug Administration;
- our warehouse and distribution facilities are subject to inspection by the USDA and state health authorities; and
- the United States Department of Transportation and the United States Federal Highway Administration regulate our United States trucking operations.

Our Canadian operations are similarly subject to extensive regulation, including the English and French dual labeling requirements applicable to products that we distribute in Canada. The loss or revocation of any existing licenses, permits or approvals or the failure to obtain any additional licenses, permits or approvals in new jurisdictions where we intend to do business could have a material adverse effect on our business, financial condition or results of operations. In addition, as a distributor and manufacturer of natural, organic, and specialty foods, we are subject to increasing governmental scrutiny of and public awareness regarding food safety and the sale, packaging and marketing of natural and organic products. Compliance with these laws may impose a significant burden on our operations. If we were to manufacture or distribute foods that are or are perceived to be contaminated, any resulting product recalls, such as the peanut-related recall in January 2009 and egg recall in August 2010, could have an adverse effect on our business, financial condition or results of operations. Additionally, concern over climate change, including the impact of global warming, has led to significant United States and international legislative and regulatory efforts to limit greenhouse gas emissions. Increased regulation regarding greenhouse gas emissions, especially diesel engine emissions, could impose substantial costs on us. These costs include an increase in the cost of the fuel and other energy we purchase and capital costs associated with updating or replacing our vehicles prematurely. Until the timing, scope and extent of such regulation becomes known, we cannot predict its effect on our results of operations. It is reasonably possible, however, that it could impose material costs on us which we may be unable to pass on to our customers.

Product liability claims could have an adverse effect on our business.

We face an inherent risk of exposure to product liability claims if the products we manufacture or sell cause injury or illness. We may be subject to liability, which could be substantial, because of actual or alleged contamination in products manufactured or sold by us, including products sold by companies before we acquired them. We have, and the companies we have acquired have had, liability insurance with respect to product liability claims. This insurance may not continue to be available at a reasonable cost or at all, and may not be adequate to cover product liability claims against us or against companies we have acquired. We generally seek contractual indemnification from manufacturers, but any such indemnification is limited, as a practical matter, to the creditworthiness of the indemnifying party. If we or any of our acquired companies do not have adequate insurance or contractual indemnification available, product liability claims and costs associated with product recalls, including a loss of business, could have a material adverse effect on our business, financial condition or results of operations.

We are dependent on a number of key executives.

Management of our business is substantially dependent upon the services of certain key management employees. Loss of the services of any officers or any other key management employee could have a material adverse effect on our business, financial condition or results of operations.

Union-organizing activities could cause labor relations difficulties.

As of July 30, 2011 we had approximately 6,900 full and part-time employees, 390 of whom (approximately 5.9%) are covered by collective bargaining agreements at our Edison, New Jersey, Auburn, Washington, Leicester, Massachusetts, and Iowa City, Iowa facilities. The Edison, New Jersey, Auburn, Washington, Leicester, Massachusetts and Iowa City, Iowa agreements expire in June 2014, February 2012, March 2013 and June 2014, respectively. We have in the past been the focus of union-organizing efforts. On June 8, 2010, the National Labor Relations Board issued a certification of representative notice to us with respect to our Dayville, Connecticut drivers, resulting from an election there in May 2010. Subsequently, we entered into negotiations with Teamsters' representatives to reach a collective bargaining agreement. On June 14, 2011, with no collective bargaining agreement having been reached, the Dayville facility drivers petitioned for decertification of union representation. A decertification election took place on July 14 - 15, 2011, and the petition failed to achieve decertification by one vote. We reached agreement on a collective bargaining agreement for these workers on August 1, 2011. In September of 2010, we received a petition for union representation of our Iowa City, Iowa distribution center's drivers and dispatchers by the Teamsters. An election was held in October of 2010, which was favorable to management, the results of which were certified in October 2010. On October 18, 2010, the National Labor Relations Board issued a petition for union representation of the warehouse associates at our Greenwood, Indiana distribution center by the Teamsters. An election was held in November 2010, and the National Labor Relations Board issued its certification of results of election in favor of management on December 1, 2010.

As we increase our employee base and broaden our distribution operations to new geographic markets, our increased visibility could result in increased or expanded union-organizing efforts. Although we have not experienced a work stoppage to date, if additional employees were to unionize or we are not successful in reaching agreement with these employees, we could be subject to work stoppages and increases in labor costs, either of which could have a material adverse effect on our business, financial condition or results of operations.

The market price for our common stock may be volatile.

In recent periods, there has been significant volatility in the market price of our common stock. In addition, the market price of our common stock could fluctuate substantially in the future in response to a number of factors, including the following:

- our quarterly operating results or the operating results of other distributors of organic or natural food and non-food products and of supernatural chains and conventional supermarkets and other of our customers;
- changes in general conditions in the economy, the financial markets or the organic or natural food and non-food product distribution industries;
- changes in financial estimates or recommendations by stock market analysts regarding us or our competitors;
- announcements by us or our competitors of significant acquisitions;
- increases in labor, energy, fuel costs or the costs of food products;
- natural disasters, severe weather conditions or other developments affecting us or our competitors;
- publication of research reports about us or the organic or natural food and non-food product distribution

industries generally;

- changes in market valuations of similar companies;
- additions or departures of key management personnel;
- actions by institutional stockholders; and
- speculation in the press or investment community.

In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

We maintained twenty-eight distribution centers at July 30, 2011 which were utilized by our wholesale division. These facilities, including offsite storage space, consisted of an aggregate of approximately 7.6 million square feet of storage space, which we believe represents the largest capacity of any distributor within the United States in the natural, organic and specialty products industry.

Set forth below for each of our distribution facilities is its location and the expiration of leases as of July 30, 2011 for those distribution facilities that we do not own. We have granted the lenders under our term loan facility a mortgage on those of our facilities identified with an asterisk below, which have a combined appraised value of approximately $84.3 million.

Location	Lease Expiration
Atlanta, Georgia*	Owned
Auburn, California*	Owned
Auburn, Washington	August 2019
Aurora, Colorado	January 2013
Aurora, Colorado	July 2015
Bridgeport, New Jersey*	Owned
Burnaby, British Columbia	October 2013
Charlotte, North Carolina	September 2019
Chesterfield, New Hampshire*	Owned
Concord, Ontario	December 2014
Dayville, Connecticut*	Owned
Denver, Colorado	October 2012
Fontana, California	February 2012
Greenwood, Indiana*	Owned
Harrison, Arkansas	Owned
Iowa City, Iowa*	Owned
Lancaster, Texas	July 2020
Leicester, Massachusetts	May 2013
Moreno Valley, California	July 2023
Mounds View, Minnesota	November 2015
New Oxford, Pennsylvania*	Owned
Philadelphia, Pennsylvania	January 2014
Richmond, British Columbia	August 2022
Ridgefield, Washington	Owned
Rocklin, California*	Owned
Sarasota, Florida	July 2017
Scotstown, Quebec	Owned
St. Laurent, Quebec	August 2011
Vernon, California	Owned
York, Pennsylvania	May 2020

We lease facilities to operate twelve retail stores through our EOM division in Florida, Maryland and Massachusetts and one retail store through our UNFI Canada division, each with various lease expiration dates. We also lease a processing and manufacturing facility in Edison, New Jersey with a lease expiration date of March 31, 2013.

We lease office space in Santa Cruz, California, Chesterfield, New Hampshire, Uniondale, New York, Richmond, Virginia, and Providence, Rhode Island, the site of our corporate headquarters. Our leases have been entered into upon terms that we believe to be reasonable and customary. We own office space in Dayville, Connecticut.

We also lease a warehouse facility in Minneapolis, Minnesota that we acquired in connection with our acquisition of Roots & Fruits Produce Cooperative in 2005. This facility is currently being subleased under an agreement that expires concurrently with our lease termination in November 2016. We also lease offsite storage space in Aurora, Colorado.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are involved in routine litigation that arises in the ordinary course of our business. There are no pending material legal proceedings to which we are a party or to which our property is subject.

ITEM 4. (REMOVED AND RESERVED)

PART II.

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the Nasdaq Global Select Market® under the symbol "UNFI." Our common stock began trading on the Nasdaq Stock Market® on November 1, 1996.

The following table sets forth, for the fiscal periods indicated, the high and low sale prices per share of our common stock on the Nasdaq Global Select Market®:

Fiscal 2011	High	Low
First Quarter	$37.48	$32.65
Second Quarter	39.85	34.78
Third Quarter	46.05	36.71
Fourth Quarter	45.34	39.52
Fiscal 2010		
First Quarter	$28.28	$23.03
Second Quarter	29.35	23.29
Third Quarter	31.35	24.71
Fourth Quarter	35.12	28.92

On July 30, 2011, we had 92 stockholders of record. The number of record holders may not be representative of the number of beneficial holders of our common stock because depositories, brokers or other nominees hold many shares.

We have never declared or paid any cash dividends on our capital stock. We anticipate that all of our earnings in the foreseeable future will be retained to finance the continued growth and development of our business and we have no current intention to pay cash dividends. Our future dividend policy will depend on our earnings, capital requirements and financial condition, requirements of the financing agreements to which we are then a party and other factors considered relevant by our Board of Directors. Additionally, the terms of our existing revolving credit facility restrict us from making any cash dividends unless certain conditions and financial tests are met.

The following table provides information on shares repurchased by the Company during the fourth quarter ended July 30, 2011. For the periods presented, the shares repurchased were withheld to cover certain employee tax withholding obligations on the vesting of restricted stock awards.

Period	Total Number of Shares Repurchased	Average Price Paid per Share	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plan or Programs
May 1, 2011—June 4, 2011	—	—	—	—
June 5, 2011—July 2, 2011	—	—	—	—
July 3, 2011—July 30, 2011	187	$41.58	—	—
Total	187	$41.58	—	—

Comparative Stock Performance

The graph below compares the cumulative total stockholder return on our common stock for the last five fiscal years with the cumulative total return on (i) an index of Food Service Distributors and Grocery Wholesalers and (ii) The NASDAQ Composite Index. The comparison assumes the investment of $100 on July 29, 2006 in our common stock and in each of the indices and, in each case, assumes reinvestment of all dividends. The stock price performance shown below is not necessarily indicative of future performance.

The index of Food Service Distributors and Grocery Wholesalers (referred to below as the "Peer Group") includes Nash Finch Company, SuperValu, Inc. and SYSCO Corporation. PFG was removed from the Peer Group in 2008 following its acquisition by another company.

This performance graph shall not be deemed "soliciting material" or be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any filing of United Natural Foods, Inc. under the Securities Act of 1933, as amended, or the Exchange Act.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among United Natural Foods, Inc., the NASDAQ Composite Index
and Index of Food Distributors and Wholesalers



$160
$140
$120
$100
$80
$60
$40
$20
$0
7/29/06
7/28/07
8/2/08
8/1/09
7/31/10
7/30/11
United Natural Foods, Inc.
NASDAQ Composite
Index of Food Distributors and Wholesalers

---

* *$100 invested on 7/29/06 in stock or on 7/31/06 in index, including reinvestment of dividends. Index calculated on month-end basis.*

ITEM 6. SELECTED FINANCIAL DATA

The selected consolidated financial data presented below are derived from our consolidated financial statements, which have been audited by KPMG LLP, our independent registered public accounting firm. The historical results are not necessarily indicative of results to be expected for any future period. The following selected consolidated financial data should be read in conjunction with and is qualified by reference to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report on Form 10-K.

Consolidated Statement of Income Data:(1)	July 30, 2011	July 31, 2010	August 1, 2009	August 2, 2008	July 28, 2007
				(53 weeks)	
	(In thousands, except per share data)				
Net sales	$4,530,015	$3,757,139	$3,454,900	$3,365,857	$2,754,280
Cost of sales	3,705,205	3,060,208	2,794,419	2,731,965	2,244,702
Gross profit	824,810	696,931	660,481	633,892	509,578
Operating expenses	688,859	582,029	550,560	541,413	415,337
Restructuring and asset impairment expense	6,270	—	—	—	756
Total operating expenses	695,129	582,029	550,560	541,413	416,093
Operating income	129,681	114,902	109,921	92,479	93,485
Other expense (income):					
Interest expense	5,000	5,845	9,914	16,133	12,089
Interest income	(1,226)	(247)	(450)	(768)	(975)
Other, net	(528)	(2,698)	275	(82)	156
Total other expense	3,246	2,900	9,739	15,283	11,270
Income before income taxes	126,435	112,002	100,182	77,196	82,215
Provision for income taxes	49,762	43,681	40,998	28,717	32,062
Net income	$ 76,673	$ 68,321	$ 59,184	$ 48,479	$ 50,153
Per share data—Basic:					
Net income	$ 1.62	$ 1.58	$ 1.38	$ 1.14	$ 1.18
Weighted average basic shares of common stock	47,459	43,184	42,849	42,690	42,445
Per share data—Diluted:					
Net income	$ 1.60	$ 1.57	$ 1.38	$ 1.13	$ 1.17
Weighted average diluted shares of common stock	47,815	43,425	42,993	42,855	42,786

Consolidated Balance Sheet Data:	July 30, 2011	July 31, 2010	August 1, 2009	August 2, 2008	July 28, 2007
			(In thousands)		
Working capital	$ 381,071	$ 194,190	$ 169,053	$ 110,897	$216,518
Total assets	1,400,988	1,250,799	1,058,550	1,084,483	800,898
Total long term debt and capital leases, excluding current portion	986	48,433	53,858	58,485	65,067
Total stockholders' equity	$ 869,667	$ 630,447	$ 544,472	$ 480,050	$426,795

(1) Includes the effect of acquisitions from the date of acquisition.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the notes thereto appearing elsewhere in this Annual Report on Form 10-K.

Forward-Looking Statements

This Annual Report on Form 10-K and the documents incorporated by reference in this Annual Report on Form 10-K contain forward-looking statements that involve substantial risks and uncertainties. In some cases you can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plans," "seek," "should," "will," and "would," or similar words. You should read statements that contain these words carefully because they discuss future expectations, contain projections of future results of operations or of financial positions or state other "forward-looking" information.

Forward-looking statements involve inherent uncertainty and may ultimately prove to be incorrect or false. You are cautioned not to place undue reliance on forward-looking statements. Except as otherwise may be required by law, we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or actual operating results. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to:

- our dependence on principal customers;
- the relatively low margins and economic sensitivity of our business;
- our sensitivity to general economic conditions, including the current economic environment, changes in disposable income levels and consumer spending trends;
- our ability to successfully initiate distribution to our recently announced new retail customer;
- increased fuel costs;
- our ability to successfully consummate our pending divestiture of our non-foods and general merchandise lines of business within the expected timeframe and cost estimates currently contemplated;
- our ability to successfully deploy our operational initiatives in the Canadian market;
- the ability to identify and successfully complete acquisitions of other natural, organic and specialty food and related product distributors;
- management's allocation of capital and the timing of capital expenditures; and
- our sensitivity to inflationary pressures.

This list of risks and uncertainties, however, is only a summary of some of the most important factors and is not intended to be exhaustive. You should carefully review the risks described under "Part I. Item 1A. Risk Factors," as well as any other cautionary language in this Annual Report on Form 10-K, as the occurrence of any of these events could have an adverse effect on our business, results of operation and financial condition.

Overview

We believe we are the leading national distributor based on sales of natural, organic and specialty foods and non-food products in the United States and Canada and that our twenty-eight distribution centers, representing approximately 7.6 million square feet of warehouse space, provide us with the largest capacity of any North American-based distributor in the natural, organic and specialty products industry. We carry more than 60,000 high-quality natural, organic and specialty foods and non-food products, consisting of national brands, regional brands, private label and master distribution products, in six product categories: grocery and general merchandise, produce, perishables and frozen foods, nutritional supplements and sports nutrition, bulk and food service products and personal care items. We serve more than 23,000 customer locations primarily located across the United States and Canada, the majority of which can be classified into one of the following categories: independently owned natural products retailers, which include buying clubs; supernatural chains, which consist solely of Whole Foods Market; conventional supermarkets, which include mass market chains; and other which includes foodservice and international customers outside of Canada.

Our operations are comprised of three principal operating divisions. These operating divisions are:

- our wholesale division, which includes our broadline natural, organic and specialty distribution business in the United States, UNFI Canada, which is our natural, organic and specialty distribution business in Canada, Albert's, which is a leading distributor of organically grown produce and perishable items, and Select Nutrition, which distributes vitamins, minerals and supplements;
- our retail division, consisting of EOM, which operates our twelve natural products retail stores within the United States; and
- our manufacturing division, consisting of Woodstock Farms Manufacturing, which specializes in the importation, roasting, packaging and distribution of nuts, dried fruit, seeds, trail mixes, granola, natural and organic snack items, and confections, and our Blue Marble Brands product lines.

In recent years, our sales to existing and new customers have increased through the continued growth of the organic and natural products industry in general, increased market share as a result of our high quality service and a broader product selection, including specialty products, and the acquisition of, or merger with, natural and specialty products distributors, the expansion of our existing distribution centers; the construction of new distribution centers; and the development of our own line of natural and organic branded products. Through these efforts, we believe that we have been able to broaden our geographic penetration, expand our customer base, enhance and diversify our product selections and increase our market share.

We have been the primary distributor to Whole Foods Market, for more than 13 years. Effective June 2, 2010, we amended our distribution agreement with Whole Foods Market to extend the term of the agreement for an additional seven years. Under the terms of the amended agreement, we will continue to serve as the primary wholesale natural grocery distributor to Whole Foods Market in its United States regions where we were serving as the primary distributor at the time of the amendment. The amendment extended the expiration date of the agreement from September 25, 2013 to September 25, 2020. On July 28, 2010, we announced that we had entered into an asset purchase agreement under which we agreed to acquire certain assets of Whole Foods Market Distribution, Inc. previously used in their self distribution of non-perishables, and have undertaken to become the primary distributor in their Rocky Mountain and Southwest regions. This transaction was completed in late September in the case of the Southwest region and early October 2010 in the case of the Rocky Mountain region. We paid approximately $21.9 million in cash consideration to acquire the purchased assets. Following the closing of this transaction, we now serve as the primary distributor to Whole Foods Market in all of its regions in the United States. Whole Foods Market accounted for approximately 36% and 35% of our net sales for the years ended July 30, 2011 and July 31, 2010, respectively.

In June 2010, we acquired the SDG assets of SunOpta through our wholly-owned subsidiary, UNFI Canada for cash consideration of $65.8 million. With the acquisition, we became the largest distributor of natural, organic and specialty foods, including kosher foods, in Canada. This was a strategic acquisition as UNFI Canada provides us with an immediate platform for growth in the Canadian market.

In November 2007, we acquired two distribution centers located in Massachusetts and Arkansas which provide approximately 1.4 million square feet of warehouse space. We have now integrated specialty food products and natural and organic specialty non-food items into our broadline distribution centers across the country. We believe that this acquisition accelerated our expansion into a number of high-growth business segments and established immediate market share in the fast-growing specialty foods market. Due to our expansion into specialty foods, we were awarded new business with a number of conventional supermarkets during fiscal 2010 and 2011, including our recently announced relationship with Safeway. We believe that distribution of these products enhances our conventional supermarket business channel and that our complementary product lines continue to present opportunities for cross-selling.

On June 9, 2011, we entered into an asset purchase agreement with L&R pursuant to which we have agreed to sell our conventional non-foods and general merchandise lines of business, including certain inventory related to this business. This divestiture will allow us to concentrate on our core business of the distribution of natural, organic, and specialty foods and products.

To maintain our market leadership and improve our operating efficiencies, we seek to continually:

- expand our marketing and customer service programs across regions;
- expand our national purchasing opportunities;
- offer a broader product selection;
- offer operational excellence with high service levels and a higher percentage of on-time deliveries;
- centralize general and administrative functions to reduce expenses;
- consolidate systems applications among physical locations and regions;
- increase our investment in people, facilities, equipment and technology;
- integrate administrative and accounting functions; and
- reduce the geographic overlap between regions.

Our continued growth has allowed us to expand our existing facilities and open new facilities to achieve increasing operating efficiencies. We have made significant capital expenditures and incurred considerable expenses in connection with the opening and expansion of our facilities. We have increased our distribution capacity to approximately 7.6 million square feet. Our 597,000 square foot distribution center in Moreno Valley, California commenced operations in September 2008 and serves our customers in Southern California, Arizona, Southern Nevada, Southern Utah, and Hawaii. Our newly leased, 654,000 square foot distribution center in York, Pennsylvania, commenced operations in January 2009, and replaced our New Oxford, Pennsylvania facility serving customers in New York, New Jersey, Pennsylvania, Delaware, Maryland, Ohio, Virginia, and West Virginia. In April 2009, we successfully relocated our former DHI specialty distribution facility in East Brunswick, New Jersey into the York, Pennsylvania distribution center, creating our first fully integrated facility offering a full assortment of natural, organic, and specialty foods. In September 2009, we commenced operations of a new facility in Charlotte, North Carolina serving Albert's customers in North Carolina, South Carolina, Georgia, Tennessee and Virginia. In connection with the acquisition of the SDG assets in June 2010, we acquired five distribution facilities which provided nationwide presence in Canada with approximately 286,000 square feet of distribution space and the ability to serve all major markets in Canada. In September 2010, we commenced operations at a new facility in Lancaster, Texas, shipping to customers throughout the Southwestern United States, including Texas, Oklahoma, New Mexico, Arkansas and Louisiana. Finally, in October 2010 we assumed the operations at the former Whole Foods Market Distribution facility in Aurora, Colorado.

Our net sales consist primarily of sales of natural, organic and specialty products to retailers, adjusted for customer volume discounts, returns and allowances. Net sales also consist of amounts charged by us to customers for shipping and handling and fuel surcharges. The principal components of our cost of sales include the amounts paid to manufacturers and growers for product sold, plus the cost of transportation necessary to bring the product to our distribution facilities. Cost of sales also includes amounts incurred by us at our manufacturing subsidiary, Woodstock Farms Manufacturing, for inbound transportation costs and depreciation for manufacturing equipment, offset by consideration received from suppliers in connection with the purchase or promotion of the suppliers' products. Our gross margin may not be comparable to other similar companies within our industry that may include all costs related to their distribution network in their costs of sales rather than as operating expenses. We include purchasing and outbound transportation expenses within our operating expenses rather than in our cost of sales. Total operating expenses include salaries and wages, employee benefits (including payments under our Employee Stock Ownership Plan), warehousing and delivery, selling, occupancy, insurance, administrative, share-based compensation, depreciation and amortization expense. Other expenses (income) include interest on our outstanding indebtedness, interest income and miscellaneous income and expenses.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Securities and Exchange Commission has defined critical accounting policies as those that are both most important to the portrayal of our financial condition and results and require our most difficult, complex or subjective judgments or estimates. Based on this definition, we believe our critical accounting policies are: (i) determining our allowance for doubtful accounts, (ii) determining our reserves for the self-insured portions of our workers' compensation and automobile liabilities and (iii) valuing goodwill and intangible assets. For all financial statement periods presented, there have been no material modifications to the application of these critical accounting policies.

Allowance for doubtful accounts

We analyze customer creditworthiness, accounts receivable balances, payment history, payment terms and historical bad debt levels when evaluating the adequacy of our allowance for doubtful accounts. In instances where a reserve has been recorded for a particular customer, future sales to the customer are conducted using either cash-on-delivery terms, or the account is closely monitored so that as agreed upon payments are received, orders are released; a failure to pay results in held or cancelled orders. Our accounts receivable balance was $257.5 million and $217.1 million, net of the allowance for doubtful accounts of $4.5 million and $6.3 million, as of July 30, 2011 and July 31, 2010, respectively. Our notes receivable balances were $5.0 million and $3.3 million, net of the allowance for doubtful accounts of $1.3 million and $1.4 million, as of July 30, 2011 and July 31, 2010, respectively.

Insurance reserves

It is our policy to record the self-insured portions of our workers' compensation and automobile liabilities based upon actuarial methods of estimating the future cost of claims and related expenses that have been reported but not settled, and that have been incurred but not yet reported. Any projection of losses concerning workers' compensation and automobile liability is subject to a considerable degree of variability. Among the causes of this variability are unpredictable external factors affecting litigation trends, benefit level changes and claim settlement patterns. If actual claims incurred are greater than those anticipated, our reserves may be insufficient and additional costs could be recorded in our consolidated financial statements. Accruals for workers' compensation and automobile liabilities totaled $17.5 million and $15.9 million as of July 30, 2011 and July 31, 2010, respectively.

Valuation of goodwill and intangible assets

We are required to test goodwill for impairment at least annually, and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We have elected to perform our annual tests for indications of goodwill impairment during the fourth quarter of each fiscal year. Based on future expected cash flows, we test for goodwill impairment at the reporting unit level. Our reporting units are at or one level below the operating segment level. The goodwill impairment analysis is a two-step test. The first step, used to identify potential impairment, involves comparing each reporting unit's estimated fair value to its carrying value, including goodwill. Each reporting unit regularly prepares discrete operating forecasts and uses these forecasts as the basis for the assumptions used in the discounted cash flow analysis. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment. If required, the second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated potential impairment. The implied fair value of goodwill is determined in a manner similar to the amount of goodwill calculated in a business combination, by measuring the excess of the estimated fair value of the reporting unit, as determined in the first step, over the aggregate estimated fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess.

During the first quarter of the 2011 fiscal year, we performed a test for goodwill impairment as a result of the expected change in future cash flows for certain of our branded product lines, and determined that no impairment existed. As of July 30, 2011, our annual assessment of each of our reporting units indicated that no impairment of goodwill existed as the fair value of each reporting unit exceeded its carrying value. Approximately 91% of our goodwill is within our wholesale reporting unit. For the wholesale reporting unit, the fair value was more than 50% in excess of its carrying value. The fair value of our remaining reporting units, including Blue Marble Brands, Woodstock Farms Manufacturing and EOM were more than 10% in excess of their carrying values, and are not considered at risk of failing the first step of the goodwill impairment test. We feel that these projected results are achievable, though these assumptions are based upon our current business model and may be negatively affected if we attempt to dispose of any of our brands, stores or facilities or substantially change how we market and sell our products. For all of our assessments, the weighted average cost of capital used in calculating the present value of future cash flows was 14.0%. Total goodwill as of July 30, 2011 and July 31, 2010 was $191.9 million and $186.9 million, respectively.

Intangible assets with indefinite lives are tested for impairment at least annually and between annual tests if events occur or circumstances change that would indicate that the value of the asset may be impaired. Impairment is measured as the difference between the fair value of the asset and its carrying value. As of our most recent annual impairment test, the fair value of our indefinite lived intangible assets was in excess of their carrying value. The fair value of our indefinite-lived intangible assets related to our branded product lines was more than 100% in excess of its carrying value. The fair value of our indefinite-lived intangible assets related to our wholesale distribution business was also more than 100% in excess of its carrying value. The projections used in the impairment assessment for the branded product line asset group assume sales growth of approximately 10% per year, with gross margin and operating expenses which on average approximate current levels as a percentage of sales. The projections used in the impairment assessment for intangibles within the Canadian wholesale distribution business asset group assume sales growth of approximately 12% per year, with gross margin and operating expenses which on average approximate current levels as a percentage of sales. Total indefinite lived intangible assets as of July 30, 2011 and July 31, 2010 were $28.9 million and $28.8 million, respectively.

Intangible assets with finite lives are tested for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Cash flows expected to be generated by the related assets are estimated over the asset's useful life based on updated projections. If the evaluation indicates that the carrying amount of the asset may not be recoverable, the potential impairment is measured based on a projected discounted cash flow model. There have been no events or changes in circumstances indicating that the carrying value of our finite-lived intangibles are not recoverable during 2011. Total finite-lived intangible assets as of July 30, 2011 and July 31, 2010 were $29.5 million and $21.4 million, respectively.

The assessment of the recoverability of goodwill and intangible assets will be impacted if estimated future cash flows are not achieved.

Results of Operations

The following table presents, for the periods indicated, certain income and expense items expressed as a percentage of net sales:

	Year ended		
	July 30, 2011	**July 31, 2010**	**August 1, 2009**
Net sales	100.0%	100.0%	100.0%
Cost of sales	81.8%	81.5%	80.9%
Gross profit	18.2%	18.5%	19.1%
Operating expenses	15.2%	15.4%	15.9%
Restructuring and asset impairment expenses	0.1%	0.0%	0.0%
Total operating expenses	15.3%	15.4%	15.9%
Operating income	2.9%	3.1%	3.2%
Other expense (income):			
Interest expense	0.1%	0.2%	0.3%
Interest income	0.0%	0.0%	0.0%
Other, net	0.0%	(0.1%)	0.0%
Total other expense	0.1%	0.1%	0.3%
Income before income taxes	2.8%	3.0%	2.9%
Provision for income taxes	1.1%	1.2%	1.2%
Net income	1.7%	1.8%	1.7%

Fiscal year ended July 30, 2011 compared to fiscal year ended July 31, 2010

Net Sales

Our net sales for the fiscal year ended July 30, 2011 increased approximately 20.6%, or $772.9 million, to a record $4.5 billion for the year ended July 30, 2011 from $3.8 billion for the year ended July 31, 2010. This increase was primarily due to growth in our wholesale segment of $774.3 million, which includes the growth resulting from our entrance into the Canadian market in June 2010 and the expansion of our primary distribution agreement with Whole Foods Market in October 2010. Our organic growth is due to the continued growth of the natural products industry in general, increased market share as a result of our focus on service and value added services, and the breadth of our product selection. In addition, we believe that the integration of our specialty business has allowed us to attract customers that we would not have been able to attract without that business as many customers seek a single source for their natural, organic and specialty products. Our net sales for the fiscal year ended July 30, 2011 were also favorably impacted by moderate price inflation.

In addition to net sales growth attributable to our organic growth, we also benefited from the inclusion of $200.7 million in sales from UNFI Canada, which includes the SDG assets acquired during the fourth quarter of fiscal 2010, and approximately $131.6 million in incremental sales to Whole Foods Market due to the acquisition of Whole Foods Market's Southwest and Rocky Mountain distribution business in the first quarter of fiscal 2011 and our expanded distribution agreement in October 2010.

Our net sales by customer type for the years ended July 30, 2011 and July 31, 2010 were as follows (in millions):

Customer Type	2011 Net Sales	% of Total Net Sales	2010 Net Sales	% of Total Net Sales
Independently owned natural products retailers	$1,693	37%	$1,506	40%
Supernatural chains	$1,627	36%	$1,317	35%
Conventional supermarkets	$ 991	22%	$ 771	21%
Other	$ 219	5%	$ 163	4%
Total	$4,530	100%	$3,757	100%

Net sales to our independent retailer channel increased by approximately $187 million, or 12.4% during the year ended July 30, 2011 compared to the year ended July 31, 2010. While net sales in this channel have increased, they have grown at a slower rate than net sales in our supernatural and conventional supermarket channels, and therefore represent a lower percentage of our total net sales compared to the prior year.

Whole Foods Market is our only supernatural chain customer, and net sales to Whole Foods Market for the year ended July 30, 2011 increased by approximately $310 million or 23.6% over the prior year and accounted for approximately 36% and 35% of our total net sales for the years ended July 30, 2011 and July 31, 2010, respectively. The increase in sales to Whole Foods Market is primarily due to the increases in same-store sales, as well as the expanded primary distribution agreement noted above.

Net sales to conventional supermarkets for the year ended July 30, 2011 increased by approximately $220 million, or 28.5% from fiscal 2010 and represented approximately 22% of total net sales in fiscal 2011 compared to 21% in fiscal 2010. The increase in net sales to conventional supermarkets is primarily due to several large new customers won during the year based on our consolidated market strategy of natural, organic and specialty from one supplier, as well as $92.5 million of net sales to conventional supermarkets by UNFI Canada. With the addition of the Safeway business that we anticipate we will begin servicing in the first quarter of fiscal 2012, we expect that our sales to conventional supermarkets in fiscal 2012 will be a larger percentage of our total net sales than in fiscal 2011.

Other net sales, which include sales to foodservice and sales from the United States to countries other than Canada, increased by approximately $56 million or 34.3% during the fiscal year ended July 30, 2011 over the prior fiscal year and accounted for approximately 5% of total net sales in fiscal 2011 compared to 4% of total net sales for the fiscal year ended July 31, 2010.

The decrease in sales percentage to the independent channel is the result of the higher growth rate in our supernatural chain as a result of an increase in Whole Foods Market business, and in our conventional supermarkets.

Beginning in the second half of fiscal 2010, we began to see steady improvement in our net sales and a reduction in the volatility of net sales, as compared to what we experienced throughout our 2009 fiscal year. As we continue to aggressively pursue new customers and as economic conditions continue to stabilize, we expect net sales for fiscal 2012 to further grow over fiscal 2011 in both our organic line and our specialty line. We believe that this projected sales growth will come from both sales to new customers and an increase in the number of products that we sell to existing customers. We also believe that food price inflation will contribute to our projected net sales growth in fiscal 2012. We expect that most of this sales growth will occur in our lower gross margin supernatural and conventional supermarket channels. Although sales to these customers typically generate lower gross margins than sales to customers within our independent retailer channel, they also typically carry a lower average cost to serve than sales to our independent customers. We believe that the integration of our specialty business into our national platform has allowed us to attract customers that we would not have been able to attract without that business and will continue to allow us to pursue a broader array of customers as many customers seek a single source for their natural, organic and specialty products.

Gross Profit

Our gross profit increased approximately 18.3%, or $127.9 million, to $824.8 million for the year ended July 30, 2011, from $696.9 million for the year ended July 31, 2010. Our gross profit as a percentage of net sales was 18.2% for the year ended July 30, 2011 and 18.5% for the year ended July 31, 2010. The change in gross profit as a percentage of net sales is primarily due to the change in the mix of net sales by channel that began during the second fiscal quarter of 2010 and start up costs related to inventory issues and incremental freight and service costs incurred during the first half of fiscal 2011 in connection with the initial period of operations of our new Lancaster, Texas distribution facility, partially offset by higher fuel surcharge revenue during the year ended July 30, 2011.

Our gross profits are generally higher on net sales to independently owned retailers and lower on net sales in the conventional supermarket and the supernatural channels. For the year ended July 30, 2011 approximately $530 million of our total net sales growth was from increased net sales in the conventional supermarket and supernatural channels, while net sales growth from the independent and other channels was approximately $243 million. As a result, approximately 58% of our total net sales in fiscal 2011 were to the conventional supermarket and supernatural channels compared to approximately 56% in fiscal 2010. This change in sales mix from 2010 to 2011 resulted in lower gross profits as a percentage of sales during fiscal 2011. We anticipate net sales growth in the conventional supermarket and supernatural channels will continue to outpace growth in the independent and other channels.

We expect that our expansion with Whole Foods Market, both as a result of organic growth and as a result of becoming their primary distributor in their Rocky Mountain and Southwest regions, and our opportunities in the conventional supermarket channel will continue to generate lower gross profit percentages than our historical rates, particularly during the time period when we are on-boarding the new business and incurring costs of hiring and training additional associates and increasing inventory levels before the new customer has reached expected purchasing levels. We will seek to fully offset these reductions in gross profit percentages by reducing our operating expenses as a percentage of net sales primarily through improved efficiencies in our supply chain and improvements to our information technology infrastructure.

Operating Expenses

Our total operating expenses increased approximately 19.4%, or $113.1 million, to $695.1 million for the year ended July 30, 2011, from $582.0 million for the year ended July 31, 2010. The increase in total operating expenses for the year ended July 30, 2011 was primarily due to higher sales volume including sales through our UNFI Canada subsidiary, $4.4 million of labor and other expenses associated with the September 2010 opening of our Lancaster, Texas facility and incremental start up inefficiencies which continued through January 2011, $0.6 million for severance payments for former executives and $6.3 million in restructuring and asset impairment charges associated with our ongoing divestiture of our conventional non-foods and general merchandise lines of business.

Unallocated corporate expenses have increased $2.0 million during the year ended July 30, 2011 compared to the year ended July 31, 2010, primarily due to the continued development of a national platform across many functional areas including warehouse management, inbound logistics and category management.

Total operating expenses for fiscal 2011 include share-based compensation expense of $9.2 million, compared to $8.1 million in fiscal 2010. Share-based compensation expense for the years ended July 30, 2011 and July 31, 2010 includes approximately $0.7 million and $1.0 million, respectively, in expense related to the vesting of performance share-based awards granted to our Chief Executive Officer related to certain financial goals for those various periods ended July 30, 2011 and July 31, 2010. See Note 3 "Equity Plans" to our Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

As a percentage of net sales, total operating expenses decreased to approximately 15.3% for the year ended July 30, 2011, from approximately 15.5% for the year ended July 31, 2010. The decrease in total operating expenses as a percentage of net sales was primarily attributable to the growth in the supernatural and conventional supermarket channels which in general have lower operating expenses, as well as expense control programs across all of our divisions. We were able to manage our fuel costs despite rising prices by locking in the price of a portion of our expected fuel usage, updating and revising existing routes to reduce miles traveled, reducing idle times and other similar measures. Our expansion into Lancaster, Texas, where our new leased facility began servicing customers in late September 2010, has helped to further reduce our fuel costs as a percentage of net sales as we are able to reduce the number of miles traveled to serve our customers in Texas, Oklahoma, New Mexico, Arkansas and Louisiana who were previously primarily served from our facility in Denver, Colorado. These improvements in our operating expenses were offset in part by higher health insurance costs, higher workers' compensation costs and the above described higher incentive compensation costs. We expect that we will be able to continue to reduce our operating expenses as we continue the roll out of our supply chain initiatives including a national warehouse management and procurement system which was launched in the new Lancaster, Texas facility and is expected to be rolled out in all of our distribution centers by the end of 2013.

Operating Income

Operating income increased approximately 12.9%, or $14.8 million, to $129.7 million for the year ended July 30, 2011, from $114.9 million for the year ended July 31, 2010. As a percentage of net sales, operating income was 2.9% for the year ended July 30, 2011 compared to 3.1% for the year ended July 31, 2010. The decrease in operating income is primarily attributable to the increase in total operating expenses during fiscal 2011, including the $6.3 million recognized for restructuring and asset impairment expenses, compared to fiscal 2010.

Other Expense (Income)

Other expense (income) increased $0.3 million to $3.2 million for the year ended July 30, 2011, from $2.9 million for the year ended July 31, 2010. Interest expense for the year ended July 30, 2011 decreased to $5.0 million from $5.8 million in the year ended July 31, 2010. The decrease in interest expense was due primarily to lower average debt levels during the year as we used a portion of the $138.3 million in proceeds from our secondary public offering completed in October 2010 to pay down our debt balances which had increased significantly in the fourth quarter of fiscal 2010 as we financed our purchase of the SDG assets from SunOpta with borrowings under our revolving credit facility. In connection with the expected purchase of the SDG assets, we entered into a forward contract to swap United States dollars for Canadian dollars. During the fourth quarter of fiscal 2010, we recognized a gain of $2.8 million, which was recorded in other income, upon settlement of the contract. Interest income for the year ended July 30, 2011 increased to $1.2 million from $0.2 million in the year ended July 31, 2010, primarily as a result of higher average cash balances during the year.

Provision for Income Taxes

Our effective income tax rate was 39.4% and 39.0% for the years ended July 30, 2011 and July 31, 2010, respectively. The increase in the effective income tax rate for the year ended July 30, 2011 is primarily due to increases in effective state tax rates. Our effective income tax rate in both fiscal years was also affected by share-based compensation for incentive stock options and the timing of disqualifying dispositions of certain share-based compensation awards. Certain incentive stock option expenses are not deductible for tax purposes unless a disqualifying disposition occurs. A disqualifying disposition occurs when the option holder sells shares within one year of exercising an incentive stock option and within two years of original grant. We receive a tax benefit in the period that the disqualifying disposition occurs. Our effective income tax rate will continue to be effected by the tax impact related to incentive stock options and the timing of tax benefits related to disqualifying dispositions. In fiscal 2012, we expect our effective tax rate to be in the range of 39.0% to 40.0%.

Net Income

Reflecting the factors described in more detail above, net income increased $8.4 million to $76.7 million, or $1.60 per diluted share, for the year ended July 30, 2011, compared to $68.3 million, or $1.57 per diluted share on a lower share base, for the year ended July 31, 2010.

Fiscal year ended July 31, 2010 compared to fiscal year ended August 1, 2009

Net Sales

Our net sales for the fiscal year ended July 31, 2010 increased approximately 8.7%, or $302.2 million, to $3.8 billion for the year ended July 31, 2010 from $3.5 billion for the year ended August 1, 2009. This increase was primarily due to organic growth (sales growth excluding the impact of acquisitions) in our wholesale distribution division of $283.3 million. Our organic growth is due to the continued growth of the natural products industry in general, increased market share as a result of our focus on service and value added services, and the opening of new, and expansion of existing, distribution centers, which allow us to carry a broader selection of products. In addition to net sales growth attributable to our organic growth, we also benefited from the inclusion of $22.1 million in sales from our acquisition of UNFI Canada during the fourth quarter of fiscal 2010. Our improvement in net sales also reflected year over year improvement in sales of our specialty products, which had been negatively affected by the difficult economic environment present throughout our 2009 fiscal year.

Our net sales by customer type for the years ended July 31, 2010 and August 1, 2009 were as follows (in millions):

Customer Type	2010 Net Sales	% of Total Net Sales	2009 Net Sales	% of Total Net Sales
Independently owned natural products retailers	$1,506	40%	$1,445	42%
Supernatural chains	$1,317	35%	$1,143	33%
Conventional supermarkets	$ 771	21%	$ 691	20%
Other	$ 163	4%	$ 176	5%
Total	$3,757	100%	$3,455	100%

Net sales to Whole Foods Market for the year ended July 31, 2010 increased by approximately $174 million or 15.2% and accounted for approximately 35% and 33% of our total net sales for the years ended July 31, 2010 and August 1, 2009, respectively. Whole Foods Market is our only supernatural chain customer following its acquisition of Wild Oats Markets in August 2007. The increase in sales to Whole Foods Market was primarily due to increases in same-store sales.

Net sales to conventional supermarkets for the year ended July 31, 2010 increased by approximately $80 million, or 11.7% from fiscal 2009 and represented approximately 21% of total net sales in fiscal 2010 compared to 20% in fiscal 2009. The increase in net sales to conventional supermarkets was primarily due to several large new customers won during the year based on our consolidated market strategy of natural, organic and specialty from one supplier, as well as $10.2 million of net sales to conventional supermarkets by UNFI Canada.

Net sales to our independent retailer channel increased by $61 million, or 4.2% during the year ended July 31, 2010 compared to the year ended August 1, 2009. While net sales in this channel has increased, they have grown at a slower rate than net sales in our supernatural and conventional supermarket channels, and therefore represent a lower percentage of our total net sales.

Other net sales, which include sales to foodservice and countries other than Canada, decreased by approximately $13 million or 7.4% during the year ended July 31, 2010 and accounted for approximately 4% of total net sales compared to 5% of total net sales for the year ended August 1, 2009.

The decrease in sales percentage to the independent channel was the result of the higher growth rate in our supernatural stores; as a result of an increase in Whole Foods Market business, and in our conventional supermarkets.

Gross Profit

Our gross profit increased approximately 5.5%, or $36.4 million, to $696.9 million for the year ended July 31, 2010, from $660.5 million for the year ended August 1, 2009. Our gross profit as a percentage of net sales was 18.5% for the year ended July 31, 2010 and 19.1% for the year ended August 1, 2009. The change in gross profit as a percentage of net sales was primarily due to the change in the mix of net sales by channel during 2010 compared to 2009. In addition, gross profit as a percentage of net sales during the year ended August 1, 2009 was positively impacted by fuel surcharge revenues and sales of our branded product lines.

Our gross profits are generally higher on net sales to independently owned retailers and lower on net sales in the conventional supermarket and the supernatural channels. For the year ended July 31, 2010 approximately $255 million of our total net sales growth was from increased net sales in the conventional supermarket and supernatural channels, while net sales growth from the independent and other channels was approximately $47 million. As a result, approximately 56% of our total net sales in fiscal 2010 were to the conventional supermarket and supernatural channels compared to approximately 53% in fiscal 2009. This change in sales mix from 2009 to 2010 resulted in lower gross profits as a percentage of sales during 2010.

Operating Expenses

Our total operating expenses increased approximately 5.7%, or $31.4 million, to $582.0 million for the year ended July 31, 2010, from $550.6 million for the year ended August 1, 2009. The increase in total operating expenses for the year ended July 31, 2010 was primarily due to higher sales volume along with ramp-up costs for on-boarding of certain new customers. Our operating expenses in fiscal 2010 also include approximately $5.2 million in operating expenses for UNFI Canada since the date of acquisition as well as approximately $1.0 in transaction expenses directly related to the acquisition of the SDG assets from SunOpta. In addition, operating expenses for the year ended July 31, 2010 include severance charges of $0.7 million related to the departure of two former senior officers, expenses of $1.3 million related to the closing of an underperforming retail location, an adjustment of $0.8 million to workers' compensation expense related to a prior year's acquisition, higher share-based compensation expenses, increases to health insurance expense and $1.8 million in labor and other start-up expenses related to our new distribution facility in Lancaster, Texas which became fully operational in fiscal 2011. These increases were partially offset by on-going cost control measures and lower bad debt expenses in the current year of $1.1 million compared to $4.8 million for the prior year.

Unallocated corporate expenses increased $15.4 million during the year ended July 31, 2010 compared to the year ended August 1, 2009, primarily due to the continued development of a national platform across many functional areas including warehouse management.

Total operating expenses for fiscal 2010 include share-based compensation expense of $8.1 million, compared to $5.5 million in fiscal 2009. Share-based compensation expense for the year ended July 31, 2010 includes approximately $1.0 million in expense related to the vesting of a performance share-based award granted to our Chief Executive Officer in November of 2008 related to certain financial goals for the period ended July 31, 2010. See Note 3 "Equity Plans" to our Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

As a percentage of net sales, total operating expenses decreased to approximately 15.4% for the year ended July 31, 2010, from approximately 15.9% for the year ended August 1, 2009. The decrease in total operating expenses as a percentage of net sales was primarily attributable to the growth in the supernatural and conventional supermarket channels which in general have lower operating expenses, as well as expense control programs across all of our divisions. We were able to manage our fuel costs despite rising prices by locking in the price of a portion of our expected fuel usage, updating and revising existing routes to reduce miles traveled, reducing idle times and other similar measures. During the year ended August 1, 2009, we incurred $7.2 million in labor, lease termination, and start-up expenses related to our then new distribution facilities in Moreno Valley, California and York, Pennsylvania and the closing of our East Brunswick, New Jersey facility.

Operating Income

Operating income increased approximately 4.5%, or $5.0 million, to $114.9 million for the year ended July 31, 2010, from $109.9 million for the year ended August 1, 2009. As a percentage of net sales, operating income was 3.1% for the year ended July 31, 2010 compared to 3.2% for the year ended August 1, 2009. The increase in operating income was attributable to the decrease in total operating expenses as a percentage of net sales during 2010 compared to 2009, offset by the decrease in gross profit as a percentage of net sales over the same period.

Other Expense (Income)

Other expense (income) decreased $6.8 million to $2.9 million for the year ended July 31, 2010, from $9.7 million for the year ended August 1, 2009. Interest expense for the year ended July 31, 2010 decreased to $5.8 million from $9.9 million in the year ended August 1, 2009. The decrease in interest expense was due primarily to lower average debt levels during the year as we managed our inventory balances, as well as the decrease in interest rates in 2010 compared to 2009. While average debt levels were lower in fiscal 2010 when compared to fiscal 2009, our debt level increased significantly in the fourth quarter of fiscal 2010 as we financed our purchase of the SDG assets from SunOpta with borrowings under our revolving credit facility. In connection with the expected purchase of the SDG assets, we entered into a forward contract to swap United States dollars for Canadian dollars. During the fourth quarter of the fiscal year ended July 31, 2010, we recognized a gain of $2.8 million, which was recorded in other income, upon settlement of the contract. Interest income for the year ended July 31, 2010 decreased to $0.2 million from $0.5 million in the year ended August 1, 2009.

Provision for Income Taxes

Our effective income tax rate was 39.0% and 40.9% for the years ended July 31, 2010 and August 1, 2009, respectively. The decrease in the effective income tax rate for the year ended July 31, 2010 from the prior year was primarily due to tax credits associated with the installation of hydrogen powered lift trucks in our Sarasota, Florida facility. The increase in the effective income tax rate for the year ended August 1, 2009 was primarily due to increases in state taxes. Our effective income tax rate in both fiscal years was also affected by share-based compensation for incentive stock options and the timing of disqualifying dispositions of certain share-based compensation awards. Certain incentive stock option expenses are not deductible for tax purposes unless a disqualifying disposition occurs. A disqualifying disposition occurs when the option holder sells shares within one year of exercising an incentive stock option and within two years of original grant. We receive a tax benefit in the period that the disqualifying disposition occurs.

Net Income

Reflecting the factors described in more detail above, net income increased $9.1 million to $68.3 million, or $1.57 per diluted share, for the year ended July 31, 2010, compared to $59.2 million, or $1.38 per diluted share, for the year ended August 1, 2009.

Liquidity and Capital Resources

In October 2010, we completed a secondary public offering of our common stock. As a result, 4,427,500 shares of common stock, including shares issued to cover the underwriters' overallotment option, were issued at a price of $33.00 per share. The net proceeds of approximately $138.3 million were used to repay a portion of our outstanding borrowings under our revolving credit facility.

We finance our day to day operations and growth primarily with cash flows from operations, borrowings under our credit facility, operating leases, trade payables and bank indebtedness. In addition, from time to time, we may issue equity and debt securities to finance our operations and acquisitions. We believe that our cash on hand and available credit through our current revolving credit facility as discussed below is sufficient for our operations and planned capital expenditures over the next twelve months. We expect to generate an average of $75 million to $110 million in cash flow from operations per year for the 2012 and 2013 fiscal years. We intend to continue to utilize this cash generated from operations to pay down our debt levels, and fund working capital and capital expenditure needs. We intend to manage capital expenditures to no more than approximately 1% of net sales for the 2012 and 2013 fiscal years. We plan to assess our existing revolving credit facility and our financing needs once the facility draws closer to its November 2012 maturity date.

We are a party to a $400 million revolving credit facility, which also provides a one-time option, subject to approval by the lenders under the revolving credit facility, to increase the borrowing base by up to an additional $50 million. Interest accrues on borrowings under the revolving credit facility, at our option, at either the base rate (the applicable prime lending rate of Bank of America Business Capital, as announced from time to time) or at one-month LIBOR plus 0.75%. The credit facility matures on November 27, 2012. The revolving credit facility supports our working capital requirements in the ordinary course of business and provides capital to grow our business organically or through acquisitions. Our borrowing base is determined as the lesser of (1) $400 million or (2) the fixed percentages of our previous fiscal month-end eligible accounts receivable and inventory levels. As of July 30, 2011, our borrowing base, which was calculated based on our eligible accounts receivable and inventory levels, was $400.0 million. As of July 30, 2011, we had $115.0 million outstanding under our revolving credit facility, $21.7 in letter of credit commitments and $1.3 million in reserves which reduces our available borrowing capacity under our revolving credit facility on a dollar for dollar basis. Our resulting remaining availability was $262.0 million as of July 30, 2011.

We are a party to a term loan agreement in the principal amount of $75 million secured by certain real property. The term loan is repayable over seven years based on a fifteen-year amortization schedule, maturing on July 28, 2012. Interest on the term loan accrues at one-month LIBOR plus 1.00%. As of July 30, 2011, $47.1 million was outstanding under the term loan agreement.

The revolving credit facility and our term loan agreement, as amended, each require us to maintain a minimum fixed charge coverage ratio (as defined in the applicable agreement) of 1.5 to 1.0 and 1.45 to 1.0, respectively, each calculated at the end of each of our fiscal quarters on a rolling four quarter basis. We were in compliance with the Fixed Charge Coverage Ratio Covenants as of the fiscal year ended July 30, 2011.

We are a party to an interest rate swap agreement entered into in July 2005, which expires in July 2012 concurrent with the maturity of our term loan. This interest rate swap agreement has an initial notional amount of $50 million and provides for us to pay interest at a fixed rate of 4.70% while receiving interest for the same period at one-month LIBOR on the same notional principal amount. The interest rate swap agreement has an amortizing notional amount which adjusts down on the dates payments are due on the underlying term loan. The swap has been entered into as a hedge against LIBOR movements on current variable rate indebtedness totaling $51.8 million at one-month LIBOR plus 1.00%, thereby fixing our effective rate on the notional amount at 5.70%. One-month LIBOR was 0.19% as of July 30, 2011. The swap agreement qualifies as an "effective" hedge under Financial Accounting Standards Board Accounting Standards Codification ("ASC") 815, *Derivatives and Hedging*.

Our capital expenditures for the 2011 fiscal year were $40.8 million, compared to $55.1 million for fiscal 2010. We believe that our capital requirements for fiscal 2012 will be between $47 and $51 million. We expect to finance these requirements with cash generated from operations and borrowings under our revolving credit facility. Our planned capital projects will provide both additional warehouse space and technology that we believe will provide us with increased efficiency and the capacity to continue to support the growth of our customer base. We believe that our future capital requirements after fiscal 2012 will be marginally lower than our anticipated fiscal 2012 requirements, as a percentage of net sales, although we plan to continue to invest in technology and expand our facilities. Future investments and acquisitions will be financed through either equity or long-term debt negotiated at the time of the potential acquisition.

Net cash provided by operations was $49.8 million for the year ended July 30, 2011, a decrease of $16.3 million from the $66.1 million provided by operations for the year ended July 31, 2010. The primary reasons for the decrease in cash flows from operations for the year ended July 30, 2011 were an increase in inventories of $66.3 million and an increase in accounts receivable of $39.8 million due to our sales growth during the year, and in the case of accounts receivable, in part due to the longer credit terms typically granted to conventional supermarket and Canadian customers. Net cash provided by operations of $108.3 million for the year ended August 1, 2009 was primarily the result of an increase in net income and a decrease in inventories. Days in inventory was 51 days at July 30, 2011, compared to 50 days at July 31, 2010. Days sales outstanding increased to 22 days at July 30, 2011, compared to 20 days at July 31, 2010. Working capital increased by $186.9 million, or 96.2%, to $381.1 million at July 30, 2011, compared to working capital of $194.2 million at July 31, 2010, primarily as a result of the secondary equity offering completed in October 2010, a portion of which was utilized to repay borrowings on our revolving credit facility.

Net cash used in investing activities decreased $56.0 million to $62.7 million for the year ended July 30, 2011, compared to $118.7 million for the year ended July 31, 2010. The decrease from the fiscal year ended July 31, 2010 was primarily due to the purchase of the SDG assets from SunOpta during the year ended July 31, 2010, as well as capital expenditures related to our then newly leased Lancaster, Texas facility including the supply chain initiatives related to warehouse management software which went live with that facility. Net cash used in investing activities was $36.8 million for the year ended August 1, 2009.

Net cash provided by financing activities was $16.3 million for the year ended July 30, 2011, primarily due to net proceeds from our secondary equity offering of $138.3 million, partially offset by repayments on borrowings on notes payable of $127.6 million. Net cash provided by financing activities was $56.0 million for the year ended July 31, 2010, primarily due to borrowings on notes payable of $42.6 million. Net cash used in financing activities was $86.6 million for the year ended August 1, 2009, primarily due to repayments on borrowings under notes payable.

On December 1, 2004, our Board of Directors authorized the repurchase of up to $50 million of common stock from time to time in the open market or in privately negotiated transactions. As part of the stock repurchase program, we purchased 228,800 shares of our common stock for our treasury during the year ended July 29, 2006 at an aggregate cost of approximately $6.1 million. All shares were purchased at prevailing market prices. No such purchases were made subsequent to the 2006 fiscal year, and the authorization to repurchase has expired. The Company, in an effort to reduce the treasury share balance, decided in the fourth quarter of fiscal 2010 to issue treasury shares to satisfy certain share requirements related to exercises of stock options and vesting of restricted stock units and awards under its equity incentive plans. During the fiscal year ended July 31, 2010, the Company reissued 201,814 shares from treasury related to stock option exercises and the vesting of restricted stock units and awards. During the fiscal year ended July 30, 2011, no shares were reissued from treasury.

We may from time to time enter into commodity swap agreements to reduce price risk associated with our anticipated purchases of diesel fuel. These commodity swap agreements hedge a portion of our expected fuel usage for the periods set forth in the agreements. We monitor the commodity (NYMEX #2 Heating oil) used in our swap agreements to determine that the correlation between the commodity and diesel fuel is deemed to be "highly effective." During the fiscal years ended July 30, 2011 and July 31, 2010, we had no outstanding commodity swap agreements.

In addition to the previously discussed interest rate and commodity swap agreements, from time-to-time we enter into fixed price fuel supply agreements. As of July 30, 2011, we had not entered into any agreements requiring us to purchase diesel fuel. As of July 31, 2010, we had entered into agreements which required us to purchase a total of 200,000-242,000 gallons of diesel fuel per month at prices ranging from $2.20 to $2.84 per gallon through July 2011. These fixed price fuel agreements qualified for the "normal purchase" exception under ASC 815, *Derivatives and Hedging* as physical deliveries will occur rather than net settlements, therefore the fuel purchases under these contracts will be expensed as incurred and included within operating expenses.

Commitments and Contingencies

The following schedule summarizes our contractual obligations and commercial commitments as of July 30, 2011:

	Payments Due by Period				
	Total	Less than One Year	1–3 Years	3–5 Years	Thereafter
	(in thousands)				
Inventory purchase commitments	$ 99,362	$ 99,362	—	—	—
Notes payable	115,000	—	$115,000	—	—
Long-term debt	48,433	47,447	721	$ 265	—
Deferred compensation	12,805	1,247	2,476	2,439	$ 6,643
Long-term non-capitalized leases	272,850	43,246	76,740	64,062	88,802
Total	$548,450	$191,302	$194,937	$66,766	$95,445

The notes payable, long-term debt and non-capitalized lease obligations shown above exclude interest payments due. The notes payable obligations shown reflect the expiration of the credit facility, not necessarily the underlying individual borrowings. In addition, cash to be paid for income taxes is excluded from the table above.

We had outstanding letters of credit of approximately $21.7 million at July 30, 2011.

Real property owned by us that is mortgaged to secure borrowings under our term loan amounted to approximately $84.3 million at July 30, 2011.

Seasonality

Generally, we do not experience any material seasonality. However, our sales and operating results may vary significantly from quarter to quarter due to factors such as changes in our operating expenses, management's ability to execute our operating and growth strategies, personnel changes, demand for natural products, supply shortages and general economic conditions.

Recently Issued Financial Accounting Standards

In September 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2011-08, *Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment* ("ASU 2011-8"). ASU 2011-8 modifies the impairment test for goodwill and indefinite lived intangibles so that it is no longer required to calculate the fair value of a reporting unit unless the company believes, based on qualitative factors, it is more likely than not that the reporting unit's or indefinite lived intangible asset's fair value is less than the carrying value. ASU 2011-8 is effective for fiscal years that begin after December 15, 2011, with early adoption allowed. We intend to adopt ASU 2011-8 effective July 31, 2011, which we do not expect to have a material effect on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are exposed to interest rate fluctuations on our borrowings. As more fully described in Note 8 "Fair Value Measurements" to the Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K, we use interest rate swap agreements to modify variable rate obligations to fixed rate obligations.

At July 30, 2011, we were a party to one interest rate swap agreement, which relates to our $75 million term loan agreement and which we entered into during August 2005 (the "2005 swap"). We account for the 2005 swap using hedge accounting treatment because the derivative has been determined to be highly effective in achieving offsetting changes in cash flows of the hedged item. The 2005 swap requires us to pay interest for a seven-year period at a fixed rate of 4.70% on an initial amortizing notional principal amount of $50 million, while receiving interest for the same period at one-month LIBOR on the same amortizing notional principal amount. The 2005 swap has been entered into as a hedge against LIBOR movements on current variable rate indebtedness totaling $47.1 million at LIBOR plus 1.00%, thereby fixing our effective rate on the notional amount at 5.70%. Under this method of accounting, at July 30, 2011, we had recorded a liability of $1.3 million representing the fair value of the swap. We do not enter into derivative agreements for trading purposes.

At July 30, 2011, we had long-term floating rate debt of $47.1 million and long-term fixed rate debt of $1.3 million, representing approximately 97% and 3%, respectively, of our long-term debt. At July 31, 2010, we had long-term floating rate debt of $51.8 million and long-term fixed rate debt of $1.6 million, representing 97% and 3%, respectively, of our long-term debt. Holding other swap terms and debt levels constant, a 25 basis point decrease in interest rates would change the unrealized fair market value of the fixed rate debt by approximately $6,000 and $9,000 at July 30, 2011 and July 31, 2010, respectively.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements listed below are filed as part of this Annual Report on Form 10-K.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
United Natural Foods, Inc.:

We have audited the accompanying consolidated balance sheets of United Natural Foods, Inc. and subsidiaries as of July 30, 2011 and July 31, 2010, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the fiscal years in the three-year period ended July 30, 2011. We also have audited United Natural Foods, Inc.'s internal control over financial reporting as of July 30, 2011, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). United Natural Foods, Inc.'s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Natural Foods, Inc. and subsidiaries as of July 30, 2011 and July 31, 2010, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended July 30, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, United Natural Foods, Inc. maintained, in all material respects, effective internal control over financial reporting as of July 30, 2011, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP

Providence, Rhode Island
September 28, 2011

UNITED NATURAL FOODS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	July 30, 2011	July 31, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 16,867	$ 13,802
Accounts receivable, net of allowance of $4,545 and $6,253, respectively	257,482	217,097
Notes receivable, trade, net of allowance of $72 and $135, respectively	2,826	3,111
Inventories	514,506	439,702
Prepaid expenses and other current assets	30,788	21,793
Deferred income taxes	22,023	20,560
Total current assets	844,492	716,065
Property & equipment, net	285,151	279,255
Goodwill	191,943	186,925
Intangible assets, net of accumulated amortization of $8,143 and $5,710, respectively	58,336	50,201
Notes receivable, trade, net of allowance of $1,237 and $1,304, respectively	2,148	235
Other long-term assets	18,918	18,118
Total assets	$1,400,988	$1,250,799
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Notes payable	$ 115,000	$ 242,570
Accounts payable	217,074	205,202
Accrued expenses and other current liabilities	83,900	69,070
Current portion of long-term debt	47,447	5,033
Total current liabilities	463,421	521,875
Long-term debt, excluding current portion	986	48,433
Deferred income taxes	38,551	20,598
Other long-term liabilities	28,363	29,446
Total liabilities	531,321	620,352
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value, authorized 5,000 shares; none issued or outstanding	—	—
Common stock, $0.01 par value, authorized 100,000 shares; 48,520 issued and 48,493 outstanding shares at July 30, 2011; 43,558 issued and 43,531 outstanding shares at July 31, 2010	485	435
Additional paid-in capital	345,036	188,727
Treasury stock	(708)	(708)
Unallocated shares of Employee Stock Ownership Plan	(542)	(713)
Accumulated other comprehensive income (loss)	4,862	(1,155)
Retained earnings	520,534	443,861
Total stockholders' equity	869,667	630,447
Total liabilities and stockholders' equity	$1,400,988	$1,250,799

See accompanying notes to consolidated financial statements.

UNITED NATURAL FOODS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Fiscal year ended		
	July 30, 2011	July 31, 2010	August 1, 2009
Net sales	$4,530,015	$3,757,139	$3,454,900
Cost of sales	3,705,205	3,060,208	2,794,419
Gross profit	824,810	696,931	660,481
Operating expenses	688,859	582,029	550,560
Restructuring and asset impairment expenses	6,270	—	—
Total operating expenses	695,129	582,029	550,560
Operating income	129,681	114,902	109,921
Other expense (income):			
Interest expense	5,000	5,845	9,914
Interest income	(1,226)	(247)	(450)
Other, net	(528)	(2,698)	275
Total other expense	3,246	2,900	9,739
Income before income taxes	126,435	112,002	100,182
Provision for income taxes	49,762	43,681	40,998
Net income	$ 76,673	$ 68,321	$ 59,184
Basic per share data:			
Net income	$ 1.62	$ 1.58	$ 1.38
Weighted average basic shares of common stock	47,459	43,184	42,849
Diluted per share data:			
Net income	$ 1.60	$ 1.57	$ 1.38
Weighted average diluted shares of common stock	47,815	43,425	42,993

See accompanying notes to consolidated financial statements.

UNITED NATURAL FOODS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)	Common Stock		Treasury Stock		Additional Paid in Capital	Unallocated Shares of ESOP	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount					
Balances at August 2, 2008	43,100	431	229	(6,092)	169,238	(1,040)	(753)	318,266	480,050
Allocation of shares to ESOP						163			163
Issuance of common stock and restricted stock, net	137	1			1,038				1,039
Share-based compensation					5,504				5,504
Tax expense associated with stock plans					(598)				(598)
Fair value of swap agreements, net of tax							(870)		(870)
Net income								59,184	59,184
Total comprehensive income									58,314
Balances at August 1, 2009	43,237	432	229	(6,092)	175,182	(877)	(1,623)	377,450	544,472
Allocation of shares to ESOP						164			164
Issuance of common stock and restricted stock, net	321	3	(202)	5,384	3,666			(1,910)	7,143
Share-based compensation					8,057				8,057
Tax benefit associated with stock plans					1,822				1,822
Fair value of swap agreement, net of tax							128		128
Foreign currency translation							340		340
Net income								68,321	68,321
Total comprehensive income									68,789
Balances at July 31, 2010	43,558	$435	27	$ (708)	$188,727	$ (713)	$(1,155)	$443,861	$630,447
Allocation of shares to ESOP						171			171
Issuance of common stock pursuant to secondary offering, net of direct offering costs	4,428	44			138,257				138,301
Stock option exercises and restricted stock vestings, net	534	6			7,348				7,354
Share-based compensation					9,159				9,159
Tax benefit associated with stock plans					1,545				1,545
Fair value of swap agreements, net of tax							732		732
Foreign currency translation							5,285		5,285
Net income								76,673	76,673
Total comprehensive income									82,690
Balances at July 30, 2011	48,520	$485	27	$ (708)	$345,036	$ (542)	$ 4,862	$520,534	$869,667

See accompanying notes to consolidated financial statements.

UNITED NATURAL FOODS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Years Ended July 30, 2011	July 31, 2010	August 1, 2009
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 76,673	$ 68,321	$ 59,184
Adjustments to reconcile net income to net cash provided by operating activites:			
Depreciation and amortization	35,296	27,483	27,029
Deferred income tax expense	15,520	5,061	239
Share-based compensation	9,159	8,057	5,504
Excess tax benefits from share-based payment arrangements	(1,545)	(1,822)	(234)
(Gain) loss on disposals of property and equipment	(42)	229	262
Impairment on long-term assets	5,790	—	—
Impairment on indefinite lived intangibles	200	—	—
Unrealized loss (gain) on foreign exchange	318	(61)	—
Realized gain on hedge related to Canadian acquisition	—	(2,814)	—
Provision for doubtful accounts	635	1,149	4,759
Changes in assets and liabilities, net of acquired companies:			
Accounts receivable	(39,791)	(21,599)	(3,950)
Inventories	(66,283)	(55,803)	30,398
Prepaid expenses and other assets	(10,820)	(4,444)	(2,729)
Notes receivable, trade	(1,463)	1,160	(652)
Accounts payable	9,583	32,491	(13,836)
Accrued expenses	16,614	8,724	2,349
Net cash provided by operating activities	49,844	66,132	108,323
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(40,778)	(55,109)	(32,353)
Purchases of acquired businesses, net of cash acquired	(22,061)	(66,556)	(4,495)
Cash proceeds from hedge related to Canadian acquisition	—	2,814	—
Proceeds from disposals of property and equipment	96	180	98
Net cash used in investing activities	(62,743)	(118,671)	(36,750)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from common stock issuance	138,301	—	—
Net (repayments) borrowings under notes payable	(127,570)	42,570	(88,050)
Repayments of long-term debt	(5,033)	(5,412)	(4,634)
Increase in bank overdraft	1,739	9,982	8,494
Proceeds from exercise of stock options	10,162	8,481	1,573
Payment of employee restricted stock tax withholdings	(2,808)	(1,338)	(535)
Excess tax benefits from share-based payment arrangements	1,545	1,822	234
Payments on life insurance policy loans	—	—	(3,072)
Capitalized debt issuance costs	—	(68)	(647)
Net cash provided by (used in) financing activities	16,336	56,037	(86,637)
Effect of exchange rate changes on cash and cash equivalents	(372)	35	—
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,065	3,533	(15,064)
Cash and cash equivalents at beginning of period	13,802	10,269	25,333
Cash and cash equivalents at end of period	$ 16,867	$ 13,802	$ 10,269
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest, net of amounts capitalized	$ 4,752	$ 4,465	$ 9,094
Federal and state income taxes, net of refunds	$ 42,018	$ 35,538	$ 43,978

See accompanying notes to consolidated financial statements.

UNITED NATURAL FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Business

United Natural Foods, Inc. and subsidiaries (the "Company") is a leading distributor and retailer of natural, organic and specialty products. The Company sells its products primarily throughout the United States and Canada.

(b) Basis of Presentation

The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year's presentation.

The fiscal year of the Company ends on the Saturday closest to July 31. Fiscal 2011, 2010 and 2009 ended on July 30, 2011, July 31, 2010, and August 1, 2009, respectively. Each of these fiscal years contained 52 weeks, and each of the Company's interim quarters consisted of 13 weeks.

Net sales consists primarily of sales of natural, organic and specialty products to retailers, adjusted for customer volume discounts, returns and allowances. Net sales also includes amounts charged by the Company to customers for shipping and handling, and fuel surcharges. The principal components of cost of sales include the amount paid to manufacturers and growers for product sold, plus the cost of transportation necessary to bring the product to the Company's distribution facilities. Cost of sales also includes amounts incurred by the Company's manufacturing subsidiary, United Natural Trading Co., which does business as Woodstock Farms Manufacturing, for inbound transportation costs and depreciation for manufacturing equipment offset by consideration received from suppliers in connection with the purchase or promotion of the suppliers' products. Operating expenses include salaries and wages, employee benefits (including payments under the Company's Employee Stock Ownership Plan), warehousing and delivery, selling, occupancy, insurance, administrative, share-based compensation and amortization expense. Operating expenses also include depreciation expense related to the wholesale and retail divisions. Other expense (income) includes interest on outstanding indebtedness, interest income and miscellaneous income and expenses. In fiscal 2010, other expense (income) includes the gain recorded by the Company upon settlement of a forward contract entered into by the Company to swap United States dollars for Canadian dollars.

(c) Cash Equivalents

Cash equivalents consist of highly liquid investments with maturities of three months or less.

(d) Inventories and Cost of Sales

Inventories consist primarily of finished goods and are stated at the lower of cost or market, with cost being determined using the first-in, first-out (FIFO) method. Allowances received from suppliers are recorded as reductions in cost of sales upon the sale of the related products.

(e) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Equipment under capital leases is stated at the lower of the present value of minimum lease payments at the inception of the lease or the fair value of the asset. Depreciation and amortization of property and equipment is computed on a straight-line basis, over the estimated useful lives of the assets or, when applicable, the life of the lease, whichever is shorter. Applicable interest charges incurred during the construction of new facilities are capitalized as one of the elements of cost and amortized over the assets' estimated useful lives. There was no interest capitalized during the year ended July 30, 2011. Interest capitalized for the years ended July 31, 2010 and August 1, 2009 was less than $0.1 million and approximately $0.3 million, respectively.

Property and equipment consisted of the following at July 30, 2011 and July 31, 2010:

	Original Estimated Useful Lives (Years)	2011	2010
	(In thousands, except years)		
Land		$ 13,241	$ 14,944
Buildings and improvements	20-40	158,790	166,235
Leasehold improvements	5-20	77,605	58,740
Warehouse equipment	3-30	88,643	88,720
Office equipment	3-10	58,643	49,305
Computer software	3-7	40,986	18,104
Motor vehicles	3-7	4,182	4,602
Construction in progress		15,428	36,415
		457,518	437,065
Less accumulated depreciation and amortization		172,367	157,810
Net property and equipment		$285,151	$279,255

Depreciation expense amounted to $31.1 million, $25.0 million and $24.1 million for the fiscal years ended July 30, 2011, July 31, 2010 and August 1, 2009, respectively.

(f) Income Taxes

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company includes interest and penalties related to unrecognized tax benefits as a component of income tax expense.

(g) Long-Lived Assets

Management reviews long-lived assets, including finite-lived intangible assets, for indicators of impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Cash flows expected to be generated by the related assets are estimated over the assets' useful lives based on updated projections. If the evaluation indicates that the carrying amount of an asset may not be recoverable, the potential impairment is measured based on a projected discounted cash flow model.

(h) Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets acquired in a business combination. Goodwill and other intangible assets with indefinite lives are not amortized. Intangible assets with definite lives are amortized on a straight-line basis over the following lives:

Customer relationships	7-10 years
Non-compete agreements	1-10 years
Trademarks and tradenames	26 years

Goodwill is assigned to the reporting units that are expected to benefit from the synergies of the business combination. We are required to test goodwill for impairment at least annually, and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. During the first quarter of the 2011 fiscal year, we performed a test for goodwill impairment as a result of the expected change in future cash flows for certain of our branded product lines, and determined that no impairment existed. We have elected to perform our annual tests for indications of goodwill impairment during the fourth quarter of each fiscal year. Based on future expected cash flows, we test for goodwill impairment at the reporting unit level. Our reporting units are at or one level below the operating segment level. Approximately 91% of our goodwill is within our wholesale reporting unit. The goodwill impairment analysis is a two-step test. The first step, used to identify potential impairment, involves comparing each reporting unit's estimated fair value to its carrying value, including goodwill. Each reporting unit regularly prepares discrete operating forecasts and uses these forecasts as the basis for the assumptions used in the discounted cash flow analysis. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment. If required, the second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated potential impairment. The implied fair value of goodwill is determined in a manner similar to the amount of goodwill calculated in a business combination, by measuring the excess of the estimated fair value of the reporting unit, as determined in the first step, over the aggregate estimated fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. Intangible assets with indefinite lives are tested for impairment at least annually and between annual tests if events occur or circumstances change that would indicate that the value of the asset may be impaired. Impairment is measured as the difference between the fair value of the asset and its carrying value. As of July 30, 2011, the Company's annual assessment of goodwill for each of its reporting units and indefinite lived intangible assets indicated that no impairment existed.

The changes in the carrying amount of goodwill and the amount allocated by reportable segment for the years presented are as follows (in thousands):

	Wholesale	Other	Total
Goodwill as of August 1, 2009	$146,970	$17,363	$164,333
Goodwill adjustment for DHI restructuring activities, net of tax of $633	(987)	—	(987)
Goodwill adjustment for final opening balance sheet adjustments for 2009 acquisitions	—	(32)	(32)
Goodwill arising from business combinations	23,485	—	23,485
Change in foreign exchange rates	126		126
Goodwill as of July 31, 2010	$169,594	$17,331	$186,925
Goodwill adjustment for DHI restructuring activities, net of tax of $179	(726)		(726)
Goodwill adjustment for final opening balance sheet adjustments for 2010 business combinations	1,210		1,210
Goodwill arising from 2011 business combinations	2,743	—	2,743
Change in foreign exchange rates	1,791		1,791
Goodwill as of July 30, 2011	$174,612	$17,331	$191,943

The following table presents the detail of the Company's other intangible assets (in thousands):

	July 30, 2011			July 31, 2010		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Amortizing intangible assets:						
Customer relationships	$34,510	$6,976	$27,534	$23,079	$3,829	$19,250
Non-compete agreements	—	—	—	1,751	1,674	77
Trademarks and tradenames	2,233	287	1,946	2,233	207	2,026
Total amortizing intangible assets	37,623	8,143	29,480	27,063	5,710	21,353
Indefinite lived intangible assets:						
Trademarks and tradenames	28,856	—	28,856	28,848	—	28,848
Total	$66,479	$8,143	$58,336	$55,911	$5,710	$50,201

Amortization expense was $3.5 million, $1.9 million and $2.4 million for the years ended July 30, 2011, July 31, 2010 and August 1, 2009, respectively. The estimated future amortization expense for the next five fiscal years on finite lived intangible assets existing as of July 30, 2011 is shown below:

Fiscal Year:	(In thousands)
2012	$ 3,060
2013	3,117
2014	3,060
2015	3,060
2016	3,060
	$15,357

(i) Revenue Recognition and Concentration of Credit Risk

The Company records revenue upon delivery of products. Revenues are recorded net of applicable sales discounts and estimated sales returns. Sales incentives provided to customers are accounted for as reductions in revenue as the related revenue is recorded. The Company's sales are primarily to customers located throughout the United States and Canada.

Whole Foods Market, Inc. ("Whole Foods Market") was the Company's largest customer in each fiscal year presented. Whole Foods Market accounted for approximately 36%, 35%, and 33% of our net sales for the years ended July 30, 2011, July 31, 2010 and August 1, 2009. There were no other customers that individually generated 10% or more of the Company's net sales.

The Company analyzes customer creditworthiness, accounts receivable balances, payment history, payment terms and historical bad debt levels when evaluating the adequacy of its allowance for doubtful accounts. In instances where a reserve has been recorded for a particular customer, future sales to the customer are conducted using either cash-on-delivery terms, or the account is closely monitored so that as agreed upon payments are received, orders are released; a failure to pay results in held or cancelled orders.

(j) Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments including cash, accounts receivable, accounts payable and certain accrued expenses approximate fair value due to the short-term nature of these instruments.

The following estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. The fair value of notes payable and long-term debt are based on the instruments' interest rate, terms, maturity date and collateral, if any, in comparison to the Company's incremental borrowing rate for similar financial instruments. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

	July 30, 2011		**July 31, 2010**	
	Carrying Value	**Fair Value**	**Carrying Value**	**Fair Value**
	(In thousands)			
Assets:				
Cash and cash equivalents	$ 16,867	$ 16,867	$ 13,802	$ 13,802
Accounts receivable	257,482	257,482	217,097	217,097
Notes receivable	2,826	2,826	3,346	3,346
Liabilities:				
Accounts payable	217,074	217,074	205,202	205,202
Notes payable	115,000	115,000	242,570	242,570
Long term debt, including current portion	48,433	48,424	53,466	53,456
Swap agreements:				
Interest rate swap	(1,259)	(1,259)	(2,493)	(2,493)

(k) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based on amounts that differ from those estimates.

(l) Notes Receivable, Trade

The Company issues trade notes receivable to certain customers under two basic circumstances; inventory purchases for initial store openings and overdue accounts receivable. Notes issued in connection with store openings are generally receivable over a period not to exceed twelve months. Notes issued in connection with overdue accounts receivable may extend for periods greater than one year. All notes are issued at a market interest rate and contain certain guarantees and collateral assignments in favor of the Company.

(m) Share-Based Compensation

The Company adopted ASC 718, *Stock Compensation* ("ASC 718") effective August 1, 2005. ASC 718 requires the recognition of the fair value of share-based compensation in net income. The Company has three share-based employee compensation plans, which are described more fully in Note 3. Share-based compensation consists of stock options, restricted stock awards, restricted stock units, performance shares and performance units. Stock options are granted to employees and directors at exercise prices equal to the fair market value of the Company's stock at the dates of grant. Generally, stock options, restricted stock awards and restricted stock units granted to employees vest ratably over four years from the grant date and grants to our Board of Directors vest ratably over two years with one third vesting immediately. The performance units granted to the Company's President and Chief Executive Officer upon hire during fiscal 2009 vested following the end of fiscal 2010, and those performance shares and performance units granted during March 2011 vested following the end of fiscal 2011, both in accordance with the terms of the related Performance Share and Performance Unit agreements. The Company recognizes share-based compensation expense on a straight-line basis over the requisite service period of the individual grants, which generally equals the vesting period.

ASC 718 also requires that compensation expense be recognized for only the portion of share-based awards that are expected to vest. Therefore, we apply estimated forfeiture rates that are derived from historical employee and director termination activity to reduce the amount of compensation expense recognized. If the actual forfeitures differ from the estimate, additional adjustments to compensation expense may be required in future periods.

The Company receives an income tax deduction for grants of restricted stock awards and restricted stock units when they vest and for stock options exercised by employees equal to the excess of the market value of our common stock on the date of exercise over the option price. Excess tax benefits (tax benefits resulting from tax deductions in excess of compensation cost recognized) are presented as a cash flow provided by financing activities with a corresponding cash flow used in operating activities in the accompanying consolidated statement of cash flows.

(n) Earnings Per Share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by adding the dilutive potential common shares to the weighted average number of common shares that were outstanding during the period. For purposes of the diluted earnings per share calculation, outstanding stock options, restricted stock awards and restricted stock units are considered common stock equivalents, using the treasury stock method. A reconciliation of the weighted average number of shares outstanding used in the computation of the basic and diluted earnings per share for all periods presented follows:

	Fiscal years ended		
	July 30, 2011	July 31, 2010	August 1, 2009
	(In thousands)		
Basic weighted average shares outstanding	47,459	43,184	42,849
Net effect of dilutive common stock equivalents based upon the treasury stock method	356	241	144
Diluted weighted average shares outstanding	47,815	43,425	42,993
Potential anti-dilutive share-based payment awards excluded from the computation above	99	791	1,436

(o) Comprehensive Income (Loss)

Comprehensive income (loss) is reported in accordance with ASC 200, *Comprehensive Income*, and includes net income and the change in other comprehensive income (loss). Other comprehensive income (loss) is comprised of the net change in fair value of derivative instruments designated as cash flow hedges, as well as foreign currency translation related to the translation of UNFI Canada from the functional currency of Canadian dollars to our U.S. dollar reporting currency. For all periods presented, we display comprehensive income (loss) and its components as part of the consolidated statements of stockholders' equity.

(p) Derivative Financial Instruments

The Company is exposed to market risks arising from changes in interest rates, fuel costs, and with the creation and operation of UNFI Canada, exchange rates. The Company generally uses derivatives principally in the management of interest rate and fuel price exposure. However, during the fiscal year ended July 31, 2010, the Company entered into a forward contract to exchange United States dollars for Canadian dollars in anticipation of the Canadian dollars needed to fund the acquisition of the Canadian food distribution assets of SunOpta, Inc. The Company does not utilize derivatives that contain leverage features. For derivative transactions accounted for as hedges, on the date the Company enters into the derivative transaction, the exposure is identified. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking the hedge transaction. In this documentation, the Company specifically identifies the asset, liability, firm commitment, forecasted transaction, or net investment that has been designated as the hedged item and states how the hedging instrument is expected to reduce the risks related to the hedged item. The Company measures effectiveness of its hedging relationships both at hedge inception and on an ongoing basis as needed.

(q) Shipping and Handling Fees and Costs

The Company includes shipping and handling fees billed to customers in net sales. Shipping and handling costs associated with inbound freight are generally recorded in cost of sales, whereas shipping and handling costs for selecting, quality assurance, and outbound transportation are recorded in operating expenses. Outbound shipping and handling costs, which exclude employee benefit expenses which are not allocated, totaled $266.7 million, $222.0 million and $217.0 million for the fiscal years ended July 30, 2011, July 31, 2010 and August 1, 2009, respectively.

(r) Reserves for Self Insurance

The Company is primarily self-insured for workers' compensation, and general and automobile liability insurance. It is the Company's policy to record the self-insured portion of workers' compensation and automobile liabilities based upon actuarial methods to estimate the future cost of claims and related expenses that have been reported but not settled, and that have been incurred but not yet reported. Any projection of losses concerning workers' compensation and automobile liability is subject to a considerable degree of variability. Among the causes of this variability are unpredictable external factors affecting litigation trends, benefit level changes and claim settlement patterns.

(s) Operating Lease Expenses

The Company records lease expense via the straight-line method. For leases with step rent provisions whereby the rental payments increase over the life of the lease, and for leases where the Company receives rent-free periods, the Company recognizes expense based on a straight-line basis based on the total minimum lease payments to be made over the expected lease term.

(t) Recently Issued Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-08, *Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment* ("ASU 2011-8"). ASU 2011-8 modifies the impairment test for goodwill and indefinite lived intangibles so that it is no longer required to calculate the fair value of a reporting unit unless the Company believes, based on qualitative factors, it is more likely than not that the reporting unit's or indefinite lived intangible asset's fair value is less than the carrying value. ASU 2011-8 is effective for fiscal years that begin after December 15, 2011, with early adoption allowed. The Company intends to adopt ASU 2011-8 effective July 31, 2011, which is not expected to have a material effect on the Company's consolidated financial statements.

(2) ACQUISITIONS

Wholesale Segment

Whole Foods Distribution. During the first quarter of fiscal 2011, the Company completed its acquisition of the Rocky Mountain and Southwest distribution business of Whole Foods Market Distribution, Inc. ("Whole Foods Distribution"), a wholly owned subsidiary of Whole Foods Market, Inc. ("Whole Foods Market"), whereby the Company (i) acquired inventory at Whole Foods Distribution's Aurora, Colorado and Austin, Texas distribution facilities; (ii) acquired substantially all of Whole Foods Distribution's assets, other than the inventory, at the Aurora, Colorado distribution facility; (iii) assumed Whole Foods Distribution's obligations under the existing lease agreement related to the Aurora, Colorado distribution facility; and (iv) hired substantially all of Whole Foods Distribution's employees working at the Aurora, Colorado distribution facility. Net sales resulting from the transaction totaled approximately $131.6 million for the year ended July 30, 2011. The Company does not record the expenses for this business separately from the rest of its broadline distribution business, and therefore it is impracticable for the Company to provide complete financial results for this business.

The following table summarizes the consideration paid for the acquisition and the amounts of assets acquired and liabilities assumed recognized at the acquisition date:

	(In thousands)
Inventory	$ 6,911
Property & equipment	1,500
Customer relationships and other intangible assets	10,757
Goodwill	2,743
Total assets	$21,911
Liabilities	—
Cash consideration paid	$21,911

SunOpta Distribution Group. On June 11, 2010, the Company acquired the Canadian food distribution assets of the SunOpta Distribution Group business ("SDG") of SunOpta, through its wholly-owned subsidiary, UNFI Canada, Inc. ("UNFI Canada"). Total cash consideration paid in connection with the acquisition was $65.8 million. This acquisition was financed through borrowings under the Company's existing revolving credit facility.

The following table summarizes the consideration paid for the acquisition and the amounts of assets acquired and liabilities assumed recognized at the acquisition date:

	(In thousands)
Total current assets	$35,106
Property & equipment	7,512
Customer relationships and other intangible assets	13,059
Goodwill	23,485
Total assets	$79,162
Liabilities	13,385
Cash consideration paid	$65,777

The translation of the consideration paid and the asset allocations above from the functional currency of Canadian dollars to US dollars were performed utilizing the June 11, 2010 spot rate of $0.9673. The fair value assigned to identifiable intangible assets acquired was determined primarily by using an income approach. Identifiable intangible assets include customer relationships of $12.3 million and the Aux Milles tradename of approximately $0.8 million. The customer relationships intangible asset is being amortized on a straight-line basis over an estimated useful life of 11.1 years, while the tradename is considered indefinite lived. Significant assumptions utilized in the income approach were based on company specific information and projections, which are not observable in the market and are therefore considered Level 3 measurements as defined by authoritative guidance. With this acquisition, the Company became the largest distributor of natural, organic and specialty foods, including kosher foods, in Canada and has an immediate platform for further growth in the Canadian market. The goodwill of $23.5 million represents the future economic benefits expected to arise that could not be individually identified and separately recognized, including expansion of the Company's sales into the Canadian market and expanded vendor relationships. Of the total amount of goodwill recorded, approximately $17.7 million is deductible for tax purposes.

Acquisition costs related to the establishment of UNFI Canada and the subsequent purchase of SDG were approximately $1.0 million during fiscal 2010, and were expensed as incurred and are included within "Operating Expenses" in the Consolidated Statements of Income. Net sales from the acquisition totaled $200.7 million for the year ended July 30, 2011. Total assets of UNFI Canada were approximately $93.8 million as of July 30, 2011.

On November 2, 2007, the Company acquired Distribution Holdings, Inc. and its wholly-owned subsidiary Millbrook Distribution Services, Inc. ("DHI"), a distributor of specialty food items (including ethnic, kosher, gourmet, organic and natural foods), health and beauty care items and other non-food items from dedicated distribution centers located in Massachusetts and Arkansas, as well as certain of our broadline distribution centers, to customers throughout the United States and Canada. With its recent achievement of new business in the conventional supermarket channel, the Company believes that the acquisition of DHI accomplished certain strategic objectives, including accelerating the expansion into a number of historically high-growth business channels and establishing immediate market share in the fast-growing specialty foods market. The Company also believes that the acquisition of DHI provides valuable strategic opportunities enabling the Company to further leverage its existing and future relationships in the supermarket business channel and that DHI's complementary product lines present opportunities for cross-selling which will further grow the Company's wholesale distribution business. These factors contributed to the purchase price that resulted in goodwill, as further noted below. Of the total amount of goodwill recorded, approximately $9.3 million is deductible for tax purposes.

Total cash consideration paid in connection with the acquisition of DHI was $85.5 million, comprised of $84.0 million of purchase price and $1.5 million of related transaction fees incurred, subject to certain adjustments set forth in the merger agreement. Prior to the acquisition and during the three months ended October 27, 2007, the Company entered into a note receivable from DHI in the amount of $5.0 million, which was assumed by the Company as part of the purchase price. This acquisition was financed through borrowings under the Company's existing revolving credit facility, which was amended in November 2007 to increase the Company's maximum borrowing base thereunder. See Note 6 for a description of these amendments.

During the year ended August 1, 2009, the Company completed the final purchase price allocation for its acquisition of DHI with the assistance of a third-party valuation firm's independent appraisal of the fair value of certain assets acquired. As a result of the final purchase price allocation, during the year ended August 1, 2009, goodwill decreased by approximately $7.2 million, primarily due to an adjustment of $5.6 million to the valuation of certain intangibles, as well as adjustments to certain deferred tax assets and liabilities. The following table presents the final allocation of fair values of assets and liabilities recorded in connection with the DHI acquisition, including adjustments recorded in fiscal 2010 and 2011 discussed below:

	(In thousands)
Total current assets	$ 42,727
Property & equipment	12,516
Customer relationships and other intangible assets	11,610
Goodwill	81,224
Other assets	2,394
	150,471
Liabilities	64,953
Cash consideration paid	$ 85,518

The Company has undertaken certain restructuring activities at DHI. These activities, which include reductions in staffing and the planned elimination of a facility, were accounted for in accordance with ASC 420, *Exit or Disposal Cost Obligations*. The cost of these actions was charged to the cost of the acquisition and a corresponding liability of $7.6 million was included in other long-term liabilities for the fiscal year ended August 1, 2009. This liability was reduced in fiscal 2010 by $1.7 million ($1.0 million net of tax) due to adjustments in the timeline of the planned restructuring activities. This liability was further reduced in fiscal 2011 by $1.8 million ($1.0 million net of tax) due to further adjustments in the timeline of the planned restructuring activities and a payment of $0.6 million.

Other Segment

During the fiscal year ended July 30, 2011, the Company recorded an increase of $0.1 million to its intangible assets in recognition of ongoing contingent consideration payments in the form of royalties ranging between 2-4% of net sales (as defined in the applicable purchase agreement) related to two of its branded product company acquisitions. A third branded product company acquisition requires ongoing contingent consideration payments in the form of earn-outs over a period of five years from the acquisition date of November 2008. These earn-outs are based on tiers of net sales for the trailing twelve months, and no such amounts were earned or paid during the year ended July 30, 2011.

During the fiscal year ended July 31, 2010, the Company made certain adjustments to the opening balance sheets recorded for the three branded product companies purchased during the fiscal year ended August 1, 2009, which the company includes in the "other" category. See Note 15 "Business

Segments" for a description of the Company's reportable segment and the "other" category. Intangibles assets increased by approximately $0.6 million, primarily due to those final adjustments of certain current assets and accrued expenses as well as ongoing contingent consideration in the form of royalty payments.

During the fiscal year ended August 1, 2009, the Company acquired substantially all of the assets and liabilities of three branded product companies, which the Company includes in the "other" category. The total cash consideration paid for these product lines was approximately $4.5 million. Approximately $0.9 million in goodwill was recorded in connection with the acquisitions. The cash paid was financed by borrowings under the Company's existing revolving credit facility.

(3) EQUITY PLANS

The Company recognized share-based compensation expense of $9.2 million for the fiscal year ended July 30, 2011, compared to share-based compensation expense of $8.1 million and $4.7 million for the fiscal years ended July 31, 2010 and August 1, 2009, respectively. Share-based compensation expense for performance-based share awards was $0.7 million and $1.0 million for the fiscal years ended July 30, 2011 and July 31, 2010, respectively.

As of July 30, 2011, there was $14.0 million of total unrecognized compensation cost related to outstanding share-based compensation arrangements (including stock options, restricted stock, and restricted stock units). This cost is expected to be recognized over a weighted-average period of 2.6 years.

For stock options, the fair value of each grant was estimated at the date of grant using the Black-Scholes option pricing model. Black-Scholes utilizes assumptions related to volatility, the risk-free interest rate, the dividend yield and expected life. Expected volatilities utilized in the model are based on the historical volatility of the Company's stock price. The risk-free interest rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The model incorporates exercise and post-vesting forfeiture assumptions based on an analysis of historical data. The expected term is derived from historical information and other factors. The fair value of restricted stock awards, restricted stock units, and performance share units are determined based on the number of shares or units, as applicable, granted and the quoted price of the Company's common stock as of the grant date.

The following summary presents the weighted average assumptions used for stock options granted in fiscal 2011, 2010 and 2009:

	Year ended		
	July 30, 2011	July 31, 2010	August 1, 2009
Expected volatility	44.7%	45.2%	39.0%
Dividend yield	0.0%	0.0%	0.0%
Risk free interest rate	0.9%	1.4%	2.1%
Expected term (in years)	3.0	3.0	3.0

As of July 30, 2011, the Company had three equity incentive plans that provided for the issuance of stock options: the 2002 Stock Incentive Plan (the "2002 Plan"), the 1996 Stock Option Plan (the "1996 Plan") and effective with an amendment approved by the Company's stockholders during the 2010 Annual Meeting, the 2004 Equity Incentive Plan (the "2004 Plan")(collectively, the "Plans"). The Plans provide for grants of stock options to employees, officers, directors and others. Stock options granted are intended to either qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code or be "non-statutory stock options." Beginning with the Company's fiscal 2010 grants, non-qualified stock options are being granted in place of incentive stock options to decrease the variability in income taxes due to the timing of tax benefits from disqualifying dispositions. Vesting requirements for awards under the Plans are at the discretion of the Company's Board of Directors, or Compensation Committee of the Board of Directors. Typically options granted to employees vest ratably over four years, while options granted to non-employee directors vest one third immediately with the remainder vesting ratably over two years. The maximum term of all incentive stock options granted under the Plans and non-statutory stock options granted under the 2002 Stock Incentive Plan, is ten years. The maximum term for non-statutory stock options granted under the 1996 Stock Option Plan was at the discretion of the Company's Board of Directors, and all grants to date have had a term of ten years. There have been no stock option grants under the 2004 Plan. There were 7,800,000 shares authorized for grant under the 1996 Plan and 2002 Plan. There were 1,054,267 shares authorized for grant under the 2004 Plan as of December 16, 2010, the effective date when the 2004 Plan was amended to allow for the award of stock options. These shares may be used to issue stock options, restricted stock, restricted stock units or performance based awards. As of July 30, 2011, 80,848 shares were available for grant under the 2002 Plan and the authorization for new grants under the 1996 Plan has expired. During the fourth quarter of fiscal 2010, the Company issued shares from treasury in addition to issuing new shares to satisfy stock option exercises and restricted stock vestings.

The following summary presents the weighted-average remaining contractual term of options outstanding at July 30, 2011 by range of exercise prices.

Exercise Price Range	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Number of Shares Exercisable	Weighted Average Exercise Price
$10.00 - $18.00	7,250	$13.26	3.0	6,250	$13.31
$18.01 - $24.00	29,750	$18.87	2.4	29,250	$18.79
$24.01 - $30.00	401,416	$25.48	6.9	207,873	$26.03
$30.01 - $43.00	225,632	$35.33	7.2	123,292	$36.21
	664,048	$28.40	6.8	366,665	$28.66

The following summary presents information regarding outstanding stock options as of July 30, 2011 and changes during the fiscal year then ended with regard to options under the Plans:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	961,307	$27.67		
Granted	104,864	$34.31		
Exercised	(363,326)	$27.97		
Forfeited	(19,922)	$26.36		
Cancelled	(18,875)	$34.51		
Outstanding at end of year	664,048	$28.40	6.8 years	$8,865,988
Exercisable at end of year	366,665	$28.66	5.6 years	$4,799,203

The weighted average grant-date fair value of options granted during the fiscal years ended July 30, 2011, July 31, 2010, and August 1, 2009 was $10.64, $7.73 and $7.05, respectively. The aggregate intrinsic value of options exercised during the fiscal years ended July 30, 2011, July 31, 2010, and August 1, 2009, was $3.9 million, $4.6 million and $1.2 million, respectively.

The 2004 Plan was amended during fiscal 2009 to provide for the issuance of up to 2,500,000 equity-based compensation awards, and during fiscal 2011 was further amended to provide for the issuance of stock options in addition to restricted shares and units, performance shares and units, bonus shares and stock appreciation rights. Vesting requirements for the awards under the 2004 Plan are at the discretion of the Company's Board of Directors, or the Compensation Committee thereof, and are typically four equal annual installments for employees and three equal annual installments with one third vesting immediately for non-employee directors. The performance units granted to the Company's President and Chief Executive Officer upon hire during fiscal 2009 vested as of July 31, 2010, and those granted during March 2011 vested as of July 30, 2011, both in accordance with the terms of the related Performance Unit and Performance Share agreements. At July 30, 2011, 1,023,847 shares were available for grant under the 2004 Plan.

The following summary presents information regarding restricted stock awards, restricted stock units, performance shares and performance units under the 2004 Plan as of July 30, 2011 and changes during the fiscal year then ended:

	Number of Shares	Weighted Average Grant-Date Fair Value
Outstanding at July 31, 2010	614,115	$25.51
Granted	363,302	$34.29
Vested	(218,177)	$26.34
Forfeited	(57,097)	$28.30
Outstanding at July 30, 2011	702,143	$29.57

The total intrinsic value of restricted stock awards and restricted stock units vested was $9.1 million, $6.2 million and $2.4 million during the fiscal years ended July 30, 2011, July 31, 2010 and August 1, 2009, respectively. The total intrinsic value of performance share awards and performance units vested was $0.7 million and $1.0 million during the fiscal years ended July 30, 2011 and July 31, 2010, respectively. No performance share awards or performance units vested during the fiscal year ended August 1, 2009.

During the year ended July 30, 2011, a total of 25,000 performance shares and 12,500 performance units were granted to the Company's President and CEO, the vesting of which was contingent on the attainment of specific levels of earnings before interest and taxes and return on invested capital. The per share grant-date fair value of these grants was $42.03. Effective July 30, 2011, 18,924 of the performance shares vested with a corresponding intrinsic value and fair value of $0.8 million. The remainder of the performance shares were forfeited, and no shares were issued for the performance units.

During the year ended July 31, 2010, 175 units, in addition to the 50,000 units granted during fiscal 2009, were granted to the Company's President and CEO in connection with the related Performance Unit Agreement awarded on November 5, 2008. The grant-date fair value of these grants was $19.99. Effective July 31, 2010, 50,175 units vested, with a corresponding intrinsic value and fair value of $1.0 million and $1.7 million respectively.

(4) ALLOWANCE FOR DOUBTFUL ACCOUNTS AND NOTES RECEIVABLE

The allowance for doubtful accounts and notes receivable consists of the following:

	Fiscal year ended July 30, 2011	Fiscal year ended July 31, 2010	Fiscal year ended August 1, 2009
		(In thousands)	
Balance at beginning of year	$ 7,692	$ 8,876	$ 7,088
Additions charged to costs and expenses	635	1,149	4,759
Deductions	(2,473)	(3,399)	(2,971)
Charged to Other Accounts(a)	0	1,066	—
Balance at end of year	$ 5,854	$ 7,692	$ 8,876

(a) Relates to acquisitions.

The Company analyzes the details of specific transactions, overall customer creditworthiness, current accounts receivable aging, payment history, and any available industry information when determining whether to charge off an account. In instances where a balance has been charged off, future sales to the customer are conducted using either cash-on-delivery terms, or the account is closely monitored so that as agreed-upon payments are received, orders are released; a failure to pay results in held or cancelled orders.

(5) RESTRUCTURING ACTIVITIES

During the year ended July 30, 2011, the Company entered into an asset purchase agreement with L&R Distributors, Inc. ("L&R Distributors"), a leading national distributor of non-food products and general merchandise, to divest the Company's conventional non-foods and general merchandise lines of business. This strategic transaction will allow the Company to concentrate on its core business of the distribution of natural, organic, and specialty foods and products. The Company entered the conventional non-foods and general merchandise businesses, which includes cosmetics, seasonal products, conventional health & beauty products and hard goods, as part of its acquisition of DHI in November 2007. In connection with this agreement, following the closing of the sale of its non-foods and general merchandise lines of business to L&R Distributors, the Company will cease operations at its Harrison, Arkansas facility. This facility and the related assets will be considered held-for-sale once the sale to L&R Distributors is consummated, which, subject to the satisfaction of customary closing conditions, is expected to occur in the Company's first quarter of fiscal 2012. All specialty food products from the Harrison, Arkansas facility will be transferred into the Company's other distribution centers across the United States.

As a result of this transaction and the impending closure of the Harrison, Arkansas facility, the Company recognized a non-cash impairment charge on long-lived assets including land, building and equipment of $5.8 million during the fourth quarter of fiscal 2011. In addition, the Company incurred $0.5 million during the fourth quarter of fiscal 2011 for other non-recurring charges to transition the specialty food line of business into the Company's other facilities.

(6) NOTES PAYABLE

The Company has a revolving credit facility with a maximum borrowing base of $400 million, with a one-time option, subject to approval by the lenders under the credit facility, to increase the borrowing base by up to an additional $50 million. Interest accrues on borrowings under this facility, at the Company's option, at either the base rate (the applicable prime lending rate of Bank of America Business Capital, as announced from time to time) (3.25% at July 30, 2011 and July 31, 2010) or at the one-month London Interbank Offered Rate ("LIBOR") plus 0.75%. The revolving credit facility matures on November 27, 2012. The weighted average interest rate on the amended credit facility was 0.94% as of July 30, 2011. An annual commitment fee in the amount of 0.125% is payable monthly based on the average daily unused portion of the amended credit facility. The Company's borrowing base is determined as the lesser of (1) $400 million or (2) the fixed percentages of our previous fiscal month-end eligible accounts receivable and inventory levels. As of July 30, 2011, the Company's borrowing base, which was calculated based on the Company's eligible accounts receivable and inventory levels, was $400.0 million. As of July 30, 2011, the Company had $115.0 million outstanding under the credit facility, $21.7 million in letter of credit commitments and $1.3 million in reserves which generally reduces the Company's available borrowing capacity under the existing revolving credit facility on a dollar for dollar basis. The Company's resulting remaining availability was $262.0 million as of July 30, 2011.

The revolving credit facility, as amended, requires the Company to maintain a minimum fixed charge coverage ratio (as defined in the agreement) of 1.5 to 1.0 calculated at the end of each of the Company's fiscal quarters on a rolling four quarter basis. The Company was in compliance with all restrictive covenants at July 30, 2011 and July 31, 2010. The credit facility also provides for the bank to syndicate the credit facility to other banks and lending institutions. The Company has pledged the majority of its U.S.-generated accounts receivable and inventory for its obligations under the amended credit facility.

(7) LONG-TERM DEBT

The Company has a term loan agreement with a financial institution which matures in July 2012. Interest accrues at 30 day LIBOR plus 1.0%. The Company has pledged certain real property as collateral for its obligations under the term loan agreement.

As of July 30, 2011 and July 31, 2010, the Company's long-term debt consisted of the following:

	July 30, 2011	July 31, 2010
	(In thousands)	
Term loan payable to bank, secured by real estate, due monthly, and maturing in July 2012, at an interest rate of 30 day LIBOR plus 1.00% (1.19% at July 30, 2011 and 1.31% at July 31, 2010)	$47,111	$51,822
Real estate and equipment term loans payable to bank, secured by building and other assets, due monthly and maturing in June 2015, at an interest rate of 8.60%	771	930
Term loan for employee stock ownership plan, secured by common stock of the Company, due monthly and maturing in May 2015, at an interest rate of 1.33%	551	713
	$48,433	$53,466
Less: current installments	47,447	5,033
Long-term debt, excluding current installments	$ 986	$48,433

Certain of the Company's long-term debt agreements contain restrictive covenants. The term loan agreement, as amended, requires the Company to maintain a minimum fixed charge coverage ratio (as defined in the agreement) of 1.45 to 1.0, calculated at the end of each of the Company's fiscal quarters on a rolling four quarter basis. The Company was in compliance with all of its restrictive covenants at July 30, 2011 and July 31, 2010.

Aggregate maturities of long-term debt for the next five years and thereafter are as follows at July 30, 2011:

Year	(In thousands)
2012	$47,447
2013	352
2014	369
2015	265
2016	0
2017 and thereafter	0
	$48,433

(8) FAIR VALUE MEASUREMENTS

As of August 2, 2009, the Company had fully adopted ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), for financial assets and liabilities and for non-financial assets and liabilities that are recognized or disclosed at fair value on at least an annual basis. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes three levels of inputs that may be used to measure fair value:

- Level 1 Inputs—Unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2 Inputs—Inputs other than quoted prices included in Level 1 that are either directly or indirectly observable through correlation with market data. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and inputs to valuation models or other pricing methodologies that do not require significant judgment because the inputs used in the model, such as interest rates and volatility, can be corroborated by readily observable market data.
- Level 3 Inputs—One or more significant inputs that are unobservable and supported by little or no market activity, and that reflect the use of significant management judgment. Level 3 assets and liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques, and significant management judgment or estimation.

Interest Rate Swap Agreement

On August 1, 2005, the Company entered into an interest rate swap agreement effective July 29, 2005. The agreement provides for the Company to pay interest for a seven-year period at a fixed rate of 4.70% on an initial amortizing notional principal amount of $50.0 million while receiving interest for the same period at the one-month London Interbank Offered Rate ("LIBOR") on the same notional principal amount. The swap has been entered into as a hedge against LIBOR movements on current variable rate indebtedness at one-month LIBOR plus 1.00%, thereby fixing its effective rate on the notional amount at 5.70%. The swap agreement qualifies as an "effective" hedge under FASB ASC 815, *Derivatives and Hedging* ("ASC 815"). LIBOR was 0.19% and 0.31% as of July 30, 2011 and July 31, 2010, respectively.

Interest rate swap agreements are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The Company's interest rate swap agreement is designated as a cash flow hedge at July 30, 2011 and is reflected at fair value in the Company's consolidated balance sheet as a component of other long-term liabilities. The related gains or losses on this contract are generally deferred in stockholders' equity as a component of other comprehensive income. However, to the extent that the swap agreement is not considered to be effective in offsetting the change in the value of the item being hedged, any change in fair value relating to the ineffective portion of the swap agreement is immediately recognized in income. For the periods presented, the Company did not have any ineffectiveness requiring current income recognition.

Fuel Supply Agreements

From time to time the Company is a party to fixed price fuel supply agreements. During the year ended July 30, 2011, the Company did not enter into any agreements to purchase a portion of its diesel fuel each month at fixed prices. During the year ended July 31, 2010, the Company entered into several agreements which required it to purchase a portion of its diesel fuel each month at fixed prices through July 2011. These fixed price fuel agreements also qualified for the "normal purchase" exception under ASC 815, therefore the fuel purchases under these contracts were expensed as incurred and included within operating expenses.

Exchange Rate Forward Contract

In anticipation of the Canadian dollars needed to fund the acquisition of the SDG assets of SunOpta, the Company entered into a forward contract to exchange United States dollars for Canadian dollars. Upon settlement of the contract in June 2010, the Company recorded a gain of $2.8 million in "other expense (income)" within the fiscal 2010 Consolidated Statement of Income.

The following tables provide the fair values hierarchy for financial assets and liabilities measured on a recurring basis:

	Fair Value at July 30, 2011		
	Level 1	Level 2	Level 3
		(In thousands)	
Description			
Liabilities			
Interest Rate Swap	—	$1,259	—
Total	—	$1,259	—

	Fair Value at July 31, 2010		
	Level 1	Level 2	Level 3
		(In thousands)	
Description			
Liabilities			
Interest Rate Swap	—	$2,493	—
Total	—	$2,493	—

The Company's determination of the fair value of its interest rate swap is calculated using a discounted cash flow analysis based on the terms of the swap contract and the observable interest rate curve. The Company does not enter into derivative agreements for trading purposes.

The following table provides the fair value hierarchy for assets and liabilities measured on a nonrecurring basis:

	Fair Value at July 30, 2011			
	Level 1	Level 2	Level 3	Total Losses
		(In thousands)		
Description				
Assets				
Property and Equipment, net	—	$285,151	—	$5,790
Intangible Assets, net	—	—	$58,336	200
Total	—	$285,151	$58,336	$5,990

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of FASB ASC 360-10, long-lived assets held and used with a carrying amount of $290.9 million were written down to their fair value of $285.2 million, resulting in an impairment charge of $5.8 million included in earnings for the fiscal year ended July 30, 2011.

In accordance with the provisions of the Intangibles—Goodwill and Other Subsections of FASB ASC 350-30, indefinite lived intangible assets with a carrying amount of $58.5 million were written down to their fair value of $58.3 million, resulting in an impairment charge of $0.2 million included in earnings for the fiscal year ended July 30, 2011.

(9) TREASURY STOCK

On December 1, 2004, the Company's Board of Directors authorized the repurchase of up to $50 million of common stock through February 2008 in the open market or in privately negotiated transactions. As part of the stock repurchase program, the Company purchased 228,800 shares of its common stock for its treasury during the year ended July 29, 2006 at an aggregate cost of approximately $6.1 million. All shares were purchased at prevailing market prices. There were no other purchases made during the authorization period.

The Company, in an effort to reduce the treasury share balance, decided in the fourth quarter of fiscal 2010 to issue treasury shares to satisfy certain share requirements related to exercises of stock options and vesting of restricted stock units and awards under its equity incentive plans. During the fiscal year ended July 31, 2010, the Company issued 201,814 treasury shares related to stock option exercises and the vesting of restricted stock units and awards. No shares were reissued from treasury during the fiscal year ended July 30, 2011.

(10) SECONDARY COMMON STOCK OFFERING

During the first quarter of fiscal 2011, the Company completed a secondary common stock offering. This offering resulted in an issuance of 4,427,500 shares of common stock, including shares issued to cover the underwriters' overallotment option, at a price of $33.00 per share. The net proceeds of approximately $138.3 million were used to repay a portion of the Company's outstanding borrowings under its revolving credit facility, which had increased during the fourth quarter of fiscal 2010 as the Company financed its purchase of the SDG assets with borrowings under its revolving credit facility. The Company also utilized a portion of the additional borrowing capacity under its revolving credit facility resulting from the common stock offering to fund its acquisition of the Rocky Mountain and Southwest distribution businesses of Whole Foods Distribution.

(11) COMMITMENTS AND CONTINGENCIES

The Company leases various facilities and equipment under operating lease agreements with varying terms. Most of the leases contain renewal options and purchase options at several specific dates throughout the terms of the leases.

Rent and other lease expense for the fiscal years ended July 30, 2011, July 31, 2010 and August 1, 2009 totaled approximately $48.4 million, $45.2 million and $37.7 million, respectively.

Future minimum annual fixed payments required under non-cancelable operating leases having an original term of more than one year as of July 30, 2011 are as follows:

Fiscal Year:	(In thousands)
2012	$ 43,246
2013	40,375
2014	36,365
2015	33,455
2016	30,607
2017 and thereafter	88,802
	$272,850

As of July 30, 2011, outstanding commitments for the purchase of inventory were approximately $99.4 million. The Company had outstanding letters of credit of approximately $21.7 million at July 30, 2011.

As of July 30, 2011, the Company did not have any outstanding commitments for the purchase of diesel fuel.

Assets mortgaged amounted to approximately $84.3 million at July 30, 2011.

The Company may from time to time be involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the Company's consolidated financial position or results of operations. Legal expenses incurred in connection with claims and legal actions are expensed as incurred.

(12) RETIREMENT PLANS

Retirement Plan

The Company has a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code, the United Natural Foods, Inc. Retirement Plan (the "Retirement Plan"). In order to become a participant in the Retirement Plan, employees must meet certain eligibility requirements as described in the Retirement Plan document. In addition to amounts contributed to the Retirement Plan by employees, the Company makes contributions to the Retirement Plan on behalf of the employees. During fiscal 2008, the Company assumed the Millbrook Distribution Services Union Retirement Plan and the Millbrook Distribution Services Retirement Plan as part of an acquisition. During the fiscal year ended August 1, 2009, the Company merged the Millbrook Distributions Services Retirement Plan into the Retirement Plan. The Company's contributions to these plans were approximately $3.9 million, $3.2 million and $3.0 million, for the fiscal years ended July 30, 2011, July 31, 2010 and August 1, 2009, respectively.

Deferred Compensation and Supplemental Retirement Plans

The Company's non-employee directors and certain of its employees are eligible to participate in the United Natural Foods, Inc. Deferred Compensation Plan and the United Natural Foods, Inc. Deferred Stock Plan (collectively the "*Deferral Plans*"). The Deferral Plans are nonqualified deferred compensation plans which are administered by the Company's Compensation Committee of the Board of Directors. The Deferral Plans were established to provide participants with the opportunity to defer the receipt of all or a portion of their compensation to a non-qualified retirement plan in amounts greater than the amount permitted to be deferred under the Company's 401(k) Plan. The Company believes that this is an appropriate benefit because (i) it operates to place employees and non-employee directors in the same position as other employees who are not affected by Internal Revenue Code limits placed on plans such as the Company's 401(k) Plan; (ii) does not substantially increase the Company's financial obligations to its employees and directors (there are no employer matching contributions, only a crediting of deemed earnings); and (iii) provides additional incentives to the Company's employees and directors, since amounts set aside by the employees and directors are subject to the claims of the Company's creditors until paid. Under the Deferral Plans, only the payment of the compensation earned by the participant is deferred and there is no deferral of the expense in the Company's financial statements related to the participants' earnings; the Company records the related compensation expense in the year in which the compensation is earned by the participants.

Under the Deferred Stock Plan, which was frozen to new deferrals effective January 1, 2007, each eligible participant could elect to defer between 0% and 100% of restricted stock awards granted during the election calendar year. Effective January 1, 2007, each participant may elect to defer up to 100% of their restricted share unit awards, performance shares and performance units under the Deferred Compensation Plan. Under the Deferred Compensation Plan, each participant may also elect to defer a minimum of $1,000 and a maximum of 90% of base salary and 100% of director fees, employee bonuses and commissions, as applicable, earned by the participants for the calendar year. From January 1, 2009 to July 31, 2010, participants' cash-derived deferrals under the Deferred Compensation Plan earned interest at the 5-year certificate of deposit annual yield taken from the Wall Street Journal Market Data Center (as captured on the first and last business date of each calendar quarter and averaged) plus 3% credited and compounded quarterly. Beginning August 1, 2010, participants' cash-derived deferrals accrue earnings and appreciation based on the performance of mutual funds selected by the participant. The value of equity-based awards deferred under the Deferred Compensation and Deferred Stock Plans are based upon the performance of the Company's common stock.

The Millbrook Deferred Compensation Plan and the Millbrook Supplemental Retirement Plan were assumed by the Company as part of an acquisition during fiscal 2008. Deferred compensation relates to a compensation arrangement implemented in 1984 by a predecessor of the acquired company in the form of a non-qualified defined benefit plan and a supplemental retirement plan which permitted former officers and certain management employees, at the time, to defer portions of their compensation to earn specified maximum benefits upon retirement. The future obligations, which are fixed in accordance with the plans, have been recorded at a discount rate of 5.7%. These plans do not allow new participants, and there are no active employees subject to these plans.

In an effort to provide for the benefits associated with these plans, the acquired company's predecessor purchased whole-life insurance contracts on the plan participants. The cash surrender value of these policies included in Other Assets in the Consolidated Balance Sheet was $9.5 million and $9.0 million at July 30, 2011 and July 31, 2010, respectively. At July 30, 2011, total future obligations including interest, assuming commencement of payments at an individual's retirement age, as defined under the deferred compensation arrangement, were as follows:

Year	(In thousands)
2012	$ 1,247
2013	1,244
2014	1,232
2015	1,223
2016	1,216
2017 and thereafter	6,643
	$12,805

(13) EMPLOYEE STOCK OWNERSHIP PLAN

The Company adopted the UNFI Employee Stock Ownership Plan (the "ESOP") for the purpose of acquiring outstanding shares of the Company for the benefit of eligible employees. The ESOP was effective as of November 1, 1988 and has received notice of qualification by the Internal Revenue Service.

In connection with the adoption of the ESOP, a Trust was established to hold the shares acquired. On November 1, 1988, the Trust purchased 40% of the then outstanding common stock of the Company at a price of $4.1 million. The trustees funded this purchase by issuing promissory notes to the initial stockholders, with the Trust shares pledged as collateral. These notes bear interest at 1.33% as of July 30, 2011 and July 31, 2010, and are payable through May 2015. As the debt is repaid, shares are released from collateral and allocated to active employees, based on the proportion of principal and interest paid in the year.

All shares held by the ESOP were purchased prior to December 31, 1992. As a result, the Company considers unreleased shares of the ESOP to be outstanding for purposes of calculating both basic and diluted earnings per share, whether or not the shares have been committed to be released. The debt of the ESOP is recorded as debt and the shares pledged as collateral are reported as unearned ESOP shares in the consolidated balance sheets. During the fiscal years ended July 30, 2011, July 31, 2010, and August 1, 2009, contributions totaling approximately $0.2 million, $0.2 million, and $0.3 million, respectively, were made to the Trust. Of these contributions, less than $0.1 million in fiscal 2011 and fiscal 2010 and approximately $0.1 million in fiscal 2009 represented interest.

The ESOP shares were classified as follows:

	July 30, 2011	July 31, 2010
	(In thousands)	
Total ESOP shares—beginning of year	2,419	2,552
Shares distributed to employees	(220)	(133)
Total ESOP shares—end of year	2,199	2,419
Allocated shares	1,657	1,711
Unreleased shares	542	708
Total ESOP shares	2,199	2,419

During the fiscal years ended July 30, 2011 and July 31, 2010, 165,436 shares and 197,085 shares were released for allocation, respectively. The fair value of unreleased shares was approximately $22.6 million and $20.9 million at July 30, 2011 and July 31, 2010, respectively.

(14) INCOME TAXES

For the fiscal year July 30, 2011, income before income taxes consisted of $118.5 million from U.S. operations and $7.9 million from foreign operations. For the fiscal year ended July 31, 2010, income (loss) before income taxes consists of $112.9 million from U.S. operations and ($0.9) million from foreign operations. All income before income taxes for the fiscal year ended August 1, 2009 is from U.S. operations.

Total federal and state income tax (benefit) expense consists of the following:

	Current	Deferred	Total
		(In thousands)	
Fiscal year ended July 30, 2011:			
U.S. Federal	$24,971	$14,273	$39,244
State & Local	7,091	1,207	8,298
Foreign	2,180	40	2,220
	$34,242	$15,520	$49,762
Fiscal year ended July 31, 2010:			
U.S. Federal	$31,818	$ 5,488	$37,306
State & Local	7,147	(427)	6,720
Foreign	(345)	—	(345)
	$38,620	$ 5,061	$43,681
Fiscal year ended August 1, 2009:			
U.S. Federal	$32,998	$ (33)	$32,965
State & local	7,761	272	8,033
	$40,759	$ 239	$40,998

Total income tax expense (benefit) was different than the amounts computed using the United States statutory income tax rate (35%) applied to income before income taxes as a result of the following:

	Fiscal year ended		
	July 30, 2011	July 31, 2010	August 1, 2009
	(In thousands)		
Computed "expected" tax expense	$44,252	$39,201	$35,064
State and local income tax, net of Federal income tax benefit	5,394	4,368	5,222
Non-deductible expenses	1,111	872	861
Tax effect of share-based compensation	(440)	78	(65)
General Business Credits	(1,021)	(215)	(325)
Other, net	466	(623)	241
Total income tax expense	$49,762	$43,681	$40,998

Total income tax expense (benefit) for the years ended July 30, 2011, July 31, 2010 and August 1, 2009 was allocated as follows:

	July 30, 2011	July 31, 2010	August 1, 2009
	(In thousands)		
Income tax expense	$49,762	$43,681	$40,998
Stockholders' equity, difference between compensation expense for tax purposes and amounts recognized for financial statement purposes	(1,545)	(1,822)	598
Other comprehensive income (loss)	502	97	(647)
	$48,719	$41,956	$40,949

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets and deferred tax liabilities at July 30, 2011 and July 31, 2010 are presented below:

	2011	2010
	(In thousands)	
Deferred tax assets:		
Inventories, principally due to additional costs inventoried for tax purposes	$ 5,638	$ 4,906
Compensation and benefits related	16,701	14,725
Accounts receivable, principally due to allowances for uncollectible accounts	2,286	2,655
Accrued expenses	7,037	6,586
Other comprehensive income	495	997
Net operating loss carryforwards	7,381	9,298
Other deferred tax assets	71	23
Total gross deferred tax assets	39,609	39,190
Less valuation allowance	5,071	5,052
Net deferred tax assets	$ 34,538	$ 34,138
Deferred tax liabilities:		
Plant and equipment, principally due to differences in depreciation	$ 30,333	$ 15,546
Intangible assets	20,530	18,495
Other	203	135
Total deferred tax liabilities	51,066	34,176
Net deferred tax liabilities	$(16,528)	$ (38)
Current deferred income tax assets	$ 22,023	$ 20,560
Non-current deferred income tax liabilities	(38,551)	(20,598)
	$(16,528)	$ (38)

The net increase (decrease) in total valuation in fiscal year 2011, 2010, and 2009 was $19, ($86), and $2,406 respectively.

At July 30, 2011, the Company had net operating loss carryforwards of approximately $5.1 million for federal income tax purposes. The federal carryforwards are subject to an annual limitation of approximately $0.4 million under Internal Revenue Code Section 382. The carryforwards expire at various times between 2012 and 2024. In addition, the Company had net operating loss carryforwards of approximately $64.1 million for state income tax purposes that expire in years 2013 through 2020. At July 30, 2011, the Company also had state tax credit carryforwards of approximately $0.8 million, which will expire by fiscal 2012.

In assessing the recoverability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Due to the fact that the Company has sufficient taxable income in the federal carryback period and anticipates sufficient future taxable income over the periods which the deferred tax assets are deductible, the ultimate realization of deferred tax assets for federal and state tax purposes appears more likely than not at July 30, 2011, with the exception of certain state deferred tax assets. Valuation allowances were established against approximately $5.1 million of state deferred tax assets related to a previous stock-based business combination and certain state tax credit carryforwards. The subsequent release of this valuation allowance, if such release occurs, will reduce income tax expense.

For the fiscal years ended July 30, 2011 and July 31, 2010, the Company did not have any material unrecognized tax benefits and thus, no significant interest and penalties related to unrecognized tax benefits were recognized. The Company records interest and penalties related to unrecognized tax benefits as a component of income tax expense. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

The Company and its subsidiaries file income tax returns in the United States federal jurisdiction and in various state jurisdictions. Following the acquisition of the SDG assets from SunOpta, UNFI Canada files income tax returns in Canada and certain of its provinces. The Company is no longer subject to U.S. federal tax examinations for years before the Company's fiscal 2008. The tax years that remain subject to examination by state jurisdictions range from the Company's fiscal 2008 to fiscal 2011.

(15) BUSINESS SEGMENTS

The Company has several operating divisions aggregated under the wholesale segment, which is the Company's only reportable segment. These operating divisions have similar products and services, customer channels, distribution methods and historical margins. The wholesale segment is engaged in national distribution of natural, organic and specialty foods, produce and related products in the United States and Canada. The Company has additional operating divisions that do not meet the quantitative thresholds for reportable segments and are therefore aggregated under the caption of "Other". "Other" includes a retail division, which engages in the sale of natural foods and related products to the general public through retail storefronts on the east coast of the United States, a manufacturing division, which engages in importing, roasting and packaging of nuts, seeds, dried fruit and snack items, and the Company's branded product lines. "Other" also includes certain corporate operating expenses that are not allocated to operating divisions, which consist of depreciation, salaries, retainers, and other related expenses of officers, directors, corporate finance (including professional services), information technology, governance, legal, human resources and internal audit that are necessary to operate the Company's headquarters located in Providence, Rhode Island, and formerly, in Dayville, Connecticut. As the Company continues to expand its business and serve its customers through a new national platform, these corporate expense amounts have increased, which is the primary driver behind the increasing operating losses within the "Other" category below. Non-operating expenses that are not allocated to the operating divisions are under the caption of "Unallocated Expenses". The Company does not record its revenues for financial reporting purposes by product group, and it is therefore impracticable for the Company to report them accordingly.

Following is business segment information for the periods indicated:

	Wholesale	Other	Eliminations	Unallocated Expenses	Consolidated
			(In thousands)		
Fiscal year ended July 30, 2011					
Net sales	$4,472,694	$162,731	$(105,410)		$4,530,015
Operating income (loss)	161,952	(31,305)	(966)		129,681
Interest expense				$ 5,000	5,000
Interest income				(1,226)	(1,226)
Other, net				(528)	(528)
Income before income taxes					126,435
Depreciation and amortization	33,520	1,776			35,296
Capital expenditures	38,035	2,743			40,778
Goodwill	174,612	17,331			191,943
Total assets	1,258,783	150,151	(7,946)		1,400,988
Fiscal year ended July 31, 2010					
Net sales	$3,698,349	$171,841	$(113,051)		$3,757,139
Operating income (loss)	152,364	(38,108)	646		114,902
Interest expense				$ 5,845	5,845
Interest income				(247)	(247)
Other, net				(2,698)	(2,698)
Income before income taxes					112,002
Depreciation and amortization	24,744	2,739			27,483
Capital expenditures	51,495	3,614			55,109
Goodwill	169,594	17,331			186,925
Total assets	1,099,962	159,814	(8,977)		1,250,799
Fiscal year ended August 1, 2009					
Net sales	$3,392,984	$142,769	$ (80,853)		$3,454,900
Operating income (loss)	128,998	(20,639)	1,562		109,921
Interest expense				$ 9,914	9,914
Interest income				(450)	(450)
Other, net				275	275
Income before income taxes					100,182
Depreciation and amortization	23,333	3,696			27,029
Capital expenditures	27,342	5,011			32,353
Goodwill	146,970	17,363			164,333
Total assets	942,845	123,908	(8,203)		1,058,550

(16) QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table sets forth certain key interim financial information for the years ended July 30, 2011 and July 31, 2010:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
		(In thousands except per share data)			
2011					
Net sales	$1,052,967	$1,114,449	$1,203,983	$1,158,616	$4,530,015
Gross profit	192,332	198,632	218,544	215,302	824,810
Income before income taxes	28,531	30,703	38,937	28,264	126,435
Net income	17,404	18,729	23,362	17,178	76,673
Per common share income					
Basic:	$ 0.39	$ 0.39	$ 0.48	$ 0.36	$ 1.62
Diluted:	$ 0.39	$ 0.39	$ 0.48	$ 0.34	$ 1.60
Weighted average basic Shares outstanding	44,771	48,232	48,406	48,484	47,459
Weighted average diluted Shares outstanding	45,101	48,538	48,793	48,888	47,815
Market Price					
High	$ 37.48	$ 39.85	$ 46.05	$ 45.34	$ 46.05
Low	$ 32.65	$ 34.78	$ 37.06	$ 39.52	$ 32.65

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
		(In thousands except per share data)			
2010					
Net sales	$ 884,768	$ 898,217	$ 985,694	$ 988,460	$3,757,139
Gross profit	164,601	166,606	182,407	183,317	696,931
Income before income taxes	25,888	26,099	32,480	27,535	112,002
Net income	15,533	15,660	19,488	17,640	68,321
Per common share income					
Basic:	$ 0.36	$ 0.36	$ 0.45	$ 0.41	$ 1.58
Diluted:	$ 0.36	$ 0.36	$ 0.45	$ 0.40	$ 1.57
Weighted average basic Shares outstanding	42,982	43,024	43,245	43,483	43,184
Weighted average diluted Shares outstanding	43,211	43,315	43,536	43,813	43,425
Market Price					
High	$ 28.28	$ 29.35	$ 31.35	$ 35.12	$ 35.12
Low	$ 23.03	$ 23.29	$ 24.71	$ 28.92	$ 23.03

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

We carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities

Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this Annual Report on Form 10-K (the "Evaluation Date"). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective.

Management's Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of July 30, 2011. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, our management concluded that, as of July 30, 2011, our internal control over financial reporting was effective based on those criteria at the reasonable assurance level.

Report of the Independent Registered Public Accounting Firm.

The effectiveness of our internal control over financial reporting as of July 30, 2011 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its report which is included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Changes in Internal Controls Over Financial Reporting

No change in our internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f)or 15d-15(f)) occurred during the fiscal quarter ended July 30, 2011 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Effective September 22, 2011, we entered into an Employment Separation Agreement and Release (the "Separation Agreement"), with John Stern, our former senior vice president and chief information officer. Pursuant to the Separation Agreement, Mr. Stern is entitled to receive a severance payment in the amount of approximately $272,000 as well as continued medical benefits for a period of eleven months (collectively, the "Separation Payments"). The cash portion of the Separation Payments will not commence until six months and one day following Mr. Stern's separation from service on September 30, 2011, at which time a cash payment of approximately $149,000 will be made. Thereafter, the remaining unpaid cash portion of the Separation Payments will be paid in pro rata amounts for the five months thereafter in accordance with our normal payroll practices. The Separation Payments are contingent on Mr. Stern's agreement to a general release of claims, which generally provides that Mr. Stern voluntarily releases us, our present and former directors, officers, shareholders and certain other persons or entities affiliated with us of claims related to his employment with us. The Separation Agreement also provides for mutual non-disparagement obligations and provides that the Separation Payments are contingent on Mr. Stern's compliance, during the eleven month period following his separation from service, with the non-competition and non-solicitation obligations set out in the Separation Agreement.

The foregoing summary of the material terms of the Separation Agreement is qualified in its entirety by reference to the actual agreement, a copy of which is filed herewith as Exhibit 10.72.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item will be contained, in part, in our Definitive Proxy Statement on Schedule 14A for our Annual Meeting of Stockholders to be held on December 13, 2011 (the "2011 Proxy Statement") under the captions "Directors and Nominees for Director," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Committees of the Board of Directors—Audit Committee" and is incorporated herein by this reference. Pursuant to Item 401(b) of Regulation S-K, our executive officers are reported under the caption "Executive Officers of the Registrant" in Part I, Item I of this Annual Report on Form 10-K.

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, Corporate Controller, and employees within our finance, purchasing, operations, and sales departments. Our code of ethics is publicly available on our website at www.unfi.com. If we make any substantive amendments to our code of ethics or grant any waiver, including any implicit waiver, from a provision of the code of ethics to our Chief Executive Officer, Chief Financial Officer or Corporate Controller, we will disclose the nature of such amendment or waiver on our website or in a Current Report on Form 8-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be contained in the 2011 Proxy Statement under the captions "Non-employee Director Compensation," "Executive Compensation", "Compensation Discussion and Analysis", "Compensation Committee Interlocks and Insider Participation" and "Report of the Compensation Committee" and is incorporated herein by this reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be contained, in part, in the 2011 Proxy Statement under the caption "Stock Ownership of Certain Beneficial Owners and Management", and is incorporated herein by this reference.

The following table provides certain information with respect to equity awards under the Company's 2004 Equity Incentive Plan, 2002 Stock Incentive Plan and 1996 Stock Option Plan as of July 30, 2011.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the second column)
Plans approved by stockholders . . .	1,365,891(1)	$28.40	1,092,543
Plans not approved by stockholders	—	—	—
Total	1,365,891(1)	$28.40	1,092,543

(1) Does not include 89,184 shares of our common stock issuable to participants in the United Natural Foods, Inc. Deferred Compensation Plan and the United Natural Foods, Inc. Deferred Stock Plan as a result of deferrals of shares that were issuable upon the vesting of restricted stock awards and restricted stock units under our equity incentive plans approved by our stockholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item will be contained in the 2011 Proxy Statement under the caption "Certain Relationships and Related Transactions" and "Director Independence" and is incorporated herein by this reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item will be contained in the 2011 Proxy Statement under the caption "Fees Paid to KPMG LLP" and is incorporated herein by this reference.

PART IV.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as a part of this Annual Report on Form 10-K.

1. *Financial Statements.* The Financial Statements listed in the Index to Financial Statements in Item 8 hereof are filed as part of this Annual Report on Form 10-K.

2. *Financial Statement Schedules.* All schedules have been omitted because they are either not required or the information required is included in our consolidated financial statements or the notes thereto included in Item 8 hereof.

3. *Exhibits.* The Exhibits listed in the Exhibit Index immediately preceding such Exhibits are filed as part of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

UNITED NATURAL FOODS, INC.

/s/ MARK E. SHAMBER

Mark E. Shamber
Senior Vice President, Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

Dated: September 28, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ STEVEN L. SPINNER Steven L. Spinner	President, Chief Executive Officer and Director (Principal Executive Officer)	September 28, 2011
/s/ MICHAEL S. FUNK Michael S. Funk	Chair of the Board	September 28, 2011
/s/ MARK E. SHAMBER Mark E. Shamber	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	September 28, 2011
/s/ GORDON D. BARKER Gordon D. Barker	Vice Chair of the Board and Lead Independent Director	September 28, 2011
/s/ MARY ELIZABETH BURTON Mary Elizabeth Burton	Director	September 28, 2011
/s/ JOSEPH M. CIANCIOLO Joseph M. Cianciolo	Director	September 28, 2011
/s/ GAIL A. GRAHAM Gail A. Graham	Director	September 28, 2011
/s/ JAMES P. HEFFERNAN James P. Heffernan	Director	September 28, 2011
/s/ PETER ROY Peter Roy	Director	September 28, 2011

(This page has been left blank intentionally.)

EXHIBIT INDEX

Exhibit No.	Description
2.1(20)	Merger Agreement, dated October 5, 2007, by and among the Registrant, UNFI Merger Sub, Inc., Distribution Holdings, Inc. and Millbrook Distribution Services Inc. (Pursuant to Item 601(b)(2) of Regulation S-K, the schedules and exhibits have been omitted from this filing.)
2.2(30)	Asset Purchase Agreement, dated May 10, 2010, by and among UNFI Canada, Inc., a subsidiary of the Registrant, with SunOpta Inc. and its wholly owned subsidiary, Drive Organics Corp. (Pursuant to Item 601(b)(2) of Regulation S-K, the schedules and exhibits have been omitted from this filing.)
2.3(31)	Amendment No 1., dated June 4, 2010, to the Asset Purchase Agreement dated May 10, 2010, by and among UNFI Canada, Inc., a subsidiary of the Registrant, with SunOpta Inc. and its wholly owned subsidiary, Drive Organics Corp.
3.1(11)	Amended and Restated Certificate of Incorporation of the Registrant.
3.2(11)	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Registrant.
3.3(14)	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Registrant.
3.4(18)	Amended and Restated Bylaws of the Registrant, as amended on September 13, 2007.
4.1(26)	Specimen Certificate for shares of Common Stock, $0.01 par value, of the Registrant.
10.1(1)**	1996 Employee Stock Ownership Plan, effective November 1, 1988.
10.2(9)**	Amended and Restated Employee Stock Ownership Plan.
10.3(1)	Employee Stock Ownership Trust Loan Agreement among Norman Cloutier, Steven Townsend, Daniel Atwood, Theodore Cloutier and the Employee Stock Ownership Plan and Trust, dated November 1, 1988.
10.4(1)	Stock Pledge Agreement between the Employee Stock Ownership Trust and Steven Townsend, Trustee for Norman Cloutier, Steven Townsend, Daniel Atwood and Theodore Cloutier, dated November 1, 1988.
10.5(1)	Trust Agreement among Norman Cloutier, Steven Townsend, Daniel Atwood, Theodore Cloutier and Steven Townsend as Trustee, dated November 1, 1988.
10.6(1)	Guaranty Agreement between the Registrant and Steven Townsend as Trustee for Norman Cloutier, Steven Townsend, Daniel Atwood and Theodore Cloutier, dated November 1, 1988.
10.7(2)**	Amended and Restated 1996 Stock Option Plan.
10.8(2)**	Amendment No. 1 to Amended and Restated 1996 Stock Option Plan.
10.9(2)**	Amendment No. 2 to Amended and Restated 1996 Stock Option Plan.
10.10(3)**	2002 Stock Incentive Plan.
10.11(4)	Amended and Restated Loan and Security Agreement, dated April 30, 2004, with Bank of America Business Capital (formerly Fleet Capital Corporation).
10.12(5)	Term Loan Agreement with Fleet Capital Corporation dated April 30, 2003.
10.13(6)	Second Amendment to Term Loan Agreement with Fleet Capital Corporation, dated December 18, 2003.

Exhibit No.	Description
10.14(7)	Real Estate Term Notes between the Registrant and City National Bank, dated April 28, 2000.
10.15(8)	Lease between AmberJack, Ltd. and the Registrant, dated July 11, 1997.
10.16(9)	First Amendment to Term Loan Agreement with Fleet Capital Corporation, dated August 26, 2003.
10.17(10)**	2004 Equity Incentive Plan.
10.18(11)	First Amendment to Amended and Restated Loan and Security Agreement, dated December 30, 2004.
10.19(12)**	Form of Restricted Stock Agreement pursuant to United Natural Foods, Inc. 2004 Equity Incentive Plan.
10.20(13)	Fifth Amendment to Term Loan Agreement with Fleet Capital Corporation, dated July 28, 2005.
10.21(15)	Second Amendment to Amended and Restated Loan and Security Agreement dated January 31, 2006.
10.22(16)+	Distribution Agreement between the Registrant and Whole Foods Market Distribution, Inc., effective September 26, 2006.
10.23(17)	Lease between the Registrant and Meridian-Hudson McIntosh, LLC, dated March 16, 2007.
10.24(18)	Third Amendment to Term Loan Agreement with Fleet Capital Corporation, dated April 30, 2004.
10.25(19)	Fourth Amendment to Term Loan Agreement with Fleet Capital Corporation dated June 15, 2005.
10.27(21)	Lease between Cactus Commerce, LLC, and the Registrant, dated December 3, 2007.
10.28(21)	Third Amendment to Amended and Restated Loan and Security Agreement, dated November 2, 2007.
10.29(21)	Fourth Amendment to Amended and Restated Loan and Security Agreement, dated November 27, 2007.
10.30(21)	Sixth Amendment to Term Loan Agreement with Bank of America, N.A. as successor to Fleet Capital Corporation, dated November 2, 2007.
10.31(21)	Seventh Amendment to Term Loan Agreement with Bank of America, N.A. as successor to Fleet Capital Corporation, dated November 27, 2007.
10.32(21)**	Restricted Unit Agreement, dated as of December 6, 2007, between the Registrant and Thomas A. Dziki.
10.33(21)**	Restricted Unit Agreement, dated as of December 6, 2007, between the Registrant and Michael Funk.
10.34(21)**	Restricted Unit Agreement, dated as of December 6, 2007, between the Registrant and Mark Shamber.
10.35(21)**	Restricted Unit Agreement, dated as of December 6, 2007, between the Registrant and Gordon Barker.
10.36(21)**	Restricted Unit Agreement, dated as of December 6, 2007, between the Registrant and Joseph Cianciolo.

Exhibit No.	Description
10.37(21)**	Restricted Unit Agreement, dated as of December 6, 2007, between the Registrant and Gail Graham.
10.38(21)**	Restricted Unit Agreement, dated as of December 6, 2007, between the Registrant and James Heffernan.
10.39(21)**	Restricted Unit Agreement, dated as of December 6, 2007, between the Registrant and Peter Roy.
10.40(22)	Fifth Amendment to Amended and Restated Loan and Security Agreement as of June 4, 2008.
10.41(22)	Eighth Amendment to Term Loan Agreement with Bank of America, N.A. as successor to Fleet Capital Corporation, dated June 4, 2008.
10.42(23)**	Offer Letter between Steven L. Spinner, President and CEO, and the Registrant, dated September 16, 2008.
10.43(23)**	Severance Agreement between Steven L. Spinner, President and CEO, and the Registrant, dated September 16, 2008. (Included within Exhibit 10.47)
10.44(23)**	Form of Performance Unit Agreement under the 2004 Equity Incentive Plan.
10.45(24)**	Performance Unit Agreement between Steven L. Spinner and the Registrant, effective November 5, 2008.
10.46(25)	Form Indemnification Agreement for Directors and Officers.
10.47(27)**	Amendment to the 2004 Equity Incentive Plan.
10.48(28)	Amendment to Offer Letter between Steven L. Spinner, President and CEO, and the Registrant, dated September 16, 2008 to include application of Incentive Compensation Recoupment Policy of UNFI.
10.49(28)	Lease between ProLogis, and the Registrant, dated September 30, 2009.
10.50(29)	Lease between Valley Centre I, L.L.C. and the Registrant, dated August 3, 1998.
10.51(29)	Lease between Metropolitan Life Insurance Company and the Registrant, dated July 31, 2001.
10.52(29)	Lease between FR York Property Holding, LP, and the Registrant, dated March 14, 2008.
10.53(29)	Lease between ALCO Cityside Federal LLC, and the Registrant, dated October 14, 2008.
10.54(29)	Amendment to Lease between Principal Life Insurance Company, and the Registrant, dated April 23, 2008.
10.55(29)	Amendment to Lease between ALCO Cityside Federal LLC, and the Registrant, dated May 12, 2009.
10.56(32)	Sixth Amendment to Amended and Restated Loan and Security Agreement as of February 25, 2009.
10.57(32)	Ninth Amendment to Term Loan Agreement with Bank of America, N.A. as successor to Fleet Capital Corporation, dated February 25, 2009.
10.58(32)+	Amendment to Distribution Agreement between the Registrant and Whole Foods Market Distribution, Inc., effective June 2, 2010.
10.59(32)**	Change in Control Agreement between the Registrant and each of Mark Shamber and Joseph J. Traficanti.

Exhibit No.	Description
10.60(32)**	Change in Control Agreement between the Registrant and each of Thomas Dziki, Sean Griffin, Thomas Grillea, Kurt Luttecke and David Matthews.
10.61(32)**	Severance Agreement between the Registrant and each of Michael Funk, Thomas Dziki, Sean Griffin, Thomas Grillea, Kurt Luttecke, David Matthews, Mark Shamber and Joseph J. Traficanti.
10.62(32)**	Form of Restricted Unit Award Agreement.
10.63(32)**	Form of Non-Statutory Stock Option Award Agreement.
10.64(33)**	Employment Separation Agreement and Release between the Registrant and Carl Koch III, dated September 23, 2010.
10.65(33)+	Amendment to Distribution Agreement between the Registrant and Whole Foods Distribution effective October 11, 2010.
10.66(34)**	United Natural Foods, Inc. Amended and Restated 2004 Equity Incentive Plan.
10.67(35)**	Fiscal 2011 Senior Management Cash Incentive Plan.
10.68(36)**	Form of Performance Share Agreement to United Natural Foods, Inc. Amended and Restated 2004 Equity Incentive Plan.
10.69** *	Form of Performance Share Award Agreement to United Natural Foods, Inc. Amended and Restated 2004 Equity Incentive Plan.
10.70** *	Form of Performance Unit Award Agreement to United Natural Foods, Inc. Amended and Restated 2004 Equity Incentive Plan.
10.71** *	Fiscal 2012 Senior Management Cash Incentive Plan.
10.72** *	Employment Separation Agreement and Release between the Registrant and John Stern, dated September 22, 2011.
10.73** *	United Natural Foods, Inc. Deferred Compensation Plan.
10.74** *	United Natural Foods, Inc. Deferred Stock Plan.
12.1*	Computation of Ratio of Earnings to Fixed Charges.
21*	Subsidiaries of the Registrant.
23.1*	Consent of Independent Registered Public Accounting Firm.
31.1*	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101†*	The following materials from United Natural Foods, Inc. Annual Report on Form 10-K for the fiscal year ended July 30, 2011 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Income; (iii) Consolidated Statements of Stockholders' Equity; (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements.

* Filed herewith.

** Denotes a management contract or compensatory plan or arrangement.

\+ Certain confidential portions of this exhibit were omitted by means of redacting a portion of the text. This exhibit has been filed separately with the Securities and Exchange Commission accompanied by a confidential treatment request pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

† This information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933, as amended, and Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-11349).

(2) Incorporated by reference to the Registrant's Definitive Proxy Statement for the year ended July 31, 2000.

(3) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 31, 2003.

(4) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 30, 2004.

(5) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 30, 2003.

(6) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2004.

(7) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 31, 2000.

(8) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 31, 1997.

(9) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 31, 2004.

(10) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 31, 2004.

(11) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2005.

(12) Incorporated by reference to the Registrant's Registration Statement on Form S-8 POS (File No. 333-123462).

(13) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 31, 2005.

(14) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 28, 2006.

(15) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 29, 2006.

(16) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 28, 2006.

(17) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 28, 2007.

(18) Incorporated by reference to the Registrant's Current Report on Form 8-K, filed on September 19, 2007.

(19) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 28, 2007.

(20) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 27, 2007.

(21) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 26, 2008.

(22) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended August 1, 2009.

(23) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the year ended November 1, 2008.

(24) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2009. (25) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended May 2, 2009.

(26) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 31, 2010.

(27) Incorporated by reference to the Registrant's Definitive Proxy Statement on Form DEF 14A, Appendix B, filed on October 30, 2008.

(28) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 31, 2009.

(29) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended May 1, 2010.

(30) Incorporated by reference to the Registrant's Current Report on Form 8-K, filed on May 11, 2010.

(31) Incorporated by reference to the Registrant's Current Report on Form 8-K, filed on June 10, 2010.

(32) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 31, 2010.

(33) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 30, 2010.

(34) Incorporated by reference to the Registrant's Periodic Report on Form 8-K, filed on December 21, 2010.

(35) Incorporated by reference to the Registrant's Periodic Report on Form 8-K, filed on November 5, 2010.

(36) Incorporated by reference to the Registrant's Periodic Report on Form 8-K, filed on March 18, 2011.

Exhibit 12.1

	Twelve Months Ended				
	July 30, 2011	July 31, 2010	August 1, 2009	August 2, 2008	July 28, 2007
Income before income taxes	$126,435	$112,002	$100,182	$ 77,196	$ 82,215
Add:					
Fixed charges	21,457	20,366	24,105	29,360	21,237
Amortization of capitalized interest	167	163	135	58	31
Less:					
Interest capitalized	—	(48)	(274)	(674)	(219)
Total earnings, as defined	148,059	132,483	124,148	105,940	103,264
Fixed charges:					
Interest expense	$ 5,000	$ 5,845	$ 9,914	$ 16,133	$ 12,089
Interest portion of rent expense	15,847	13,887	13,422	12,139	8,475
Amortization of debt issuance costs	610	586	495	414	454
Capitalized interest	—	48	274	674	219
Total Fixed charges, as defined	$ 21,457	$ 20,366	$ 24,105	$ 29,360	$ 21,237
Ratio of earnings to fixed charges	6.9	6.5	5.2	3.6	4.9

(This page has been left blank intentionally.)

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

NAME	JURISDICTION OF INCORPORATION/FORMATION
Albert's Organics, Inc.	California
Natural Retail Group, Inc. d/b/a Earth Origins Market	Delaware
United Natural Foods West, Inc.	California
United Natural Trading Co. d/b/a Woodstock Farms	Delaware
United Natural Transportation, Inc.	Delaware
Springfield Development Corp LLC	Delaware
Distribution Holdings, Inc.	Delaware
Millbrook Distribution Services, Inc. d/b/a UNFI Specialty Distribution Services	Delaware
Mt. Vikos, Inc.	Delaware
Fantastic Foods, Inc.	California
UNFI Canada, Inc.	Canada

(This page has been left blank intentionally.)

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
United Natural Foods, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-161800) on Form S-3 and (Nos. 333-161845, 333-161884, 333-19947, 333-19949, 333-71673, 333-56652, 333-106217, and 333-123462) on Form S-8 of United Natural Foods, Inc. of our report dated September 28, 2011, with respect to the consolidated balance sheets of United Natural Foods, Inc. and subsidiaries as of July 30, 2011 and July 31, 2010, and the related consolidated statements of income, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended July 30, 2011, and the effectiveness of internal control over financial reporting as of July 30, 2011, which report appears in the July 30, 2011 annual report on Form 10-K of United Natural Foods, Inc.

KPMG LLP

Providence, Rhode Island
September 28, 2011

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Steven L. Spinner certify that:

1. I have reviewed this annual report on Form 10-K of United Natural Foods, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

September 28, 2011

/s/ STEVEN L. SPINNER

Steven L. Spinner
Chief Executive Officer

Note: A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Mark E. Shamber certify that:

1. I have reviewed this annual report on Form 10-K of United Natural Foods, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

September 28, 2011

/s/ MARK E. SHAMBER

Mark E. Shamber
Chief Financial Officer

Note: A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.1

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, in his capacity as the Chief Executive Officer of United Natural Foods, Inc., a Delaware corporation (the "Company"), hereby certifies that the Annual Report of the Company on Form 10-K for the period ended July 30, 2011 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of the Company.

/s/ STEVEN L. SPINNER

Steven L. Spinner
Chief Executive Officer

September 28, 2011

Note: A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, in his capacity as the Chief Financial Officer of United Natural Foods, Inc., a Delaware corporation (the "Company"), hereby certifies that the Annual Report of the Company on Form 10-K for the period ended July 30, 2011 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of the Company.

/s/ MARK E. SHAMBER

Mark E. Shamber
Chief Financial Officer

September 28, 2011

Note: A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.


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